METROPOLITAN
HOLDINGS LIMITED

04046292

17 November 2004

**Securities and Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 NOV 23 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam

**Metropolitan Holdings Limited**
Rule 12g3-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

SUPPL

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies since our previous correspondence dated 7 April 2004.

Listed below are the documents attached:

- Registrar of Companies: CM29 Amendment of register of directors and officers
- JSE Securities Exchange: Share buy-back – partial withdrawal of listing
- Public announcement – specific repurchase of shares
- JSE Securities Exchange: Share buy-back – partial withdrawal of listing
- Registrar of Companies: CM31 Change in auditors
- SENS announcement – Annual general meeting
- SENS announcement – Dealing in securities by directors
- Update 26 May 2004 – First quarter results
- Update 17 June 2004 – Announcement of Black Economic Empowerment (BEE) transaction
- SENS announcement – Changes to the board of directors
- Registrar of Companies – CM14A Acquisitions by a company of shares issued to shareholders
- Registrar of Companies – CM29 Amendment of register of directors and officers
- Registrar of Companies – CM52 Exemption from lodging annual financial statements
- Circular to shareholders – BEE transaction and odd-lot offer
- Update 17 August 2004 – Withdrawal of cautionary and trading statement
- SENS announcement – Withdrawal of cautionary and trading statement
- Registrar of Companies – CM26 Special resolution

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

dlw 11/30

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

REG NO 2000/031756/06

- Update 30 August 2004 – Amalgamation of 90:10 fund in Metropolitan Life Limited
- Update 8 September 2004 – Interim results for the six months to 30 June 2004
- SENS announcement – Result of general meeting of shareholders
- SENS announcement – Resignation of non-executive director
- SENS announcement – Implementation and result of the odd-lot offer
- Registrar of Companies – CM14A Acquisitions by a company of shares issued to shareholders
- Registrar of Companies - CM29 Amendment of register of directors and officers
- SENS announcement – Dealing in securities by directors
- SENS announcement – Dealing in securities by directors
- Update 16 November 2004 – 3rd quarter results
- Applications for listing: Metropolitan Holdings Ltd Staff Share Purchase Scheme

Yours truly,

**Michelle Lotz**
Group finance manager
Metropolitan Holdings Limited

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED

2004 NOV 23 A 11:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 05/04/2004

Our Reference: 14288041
Box: 47494
Sequence: 71

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Registration**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 from you dated 12/03/2004.

The CM29 was accepted and placed on file.

Change Record
Surname = GEROMONT
First Names = PHILIP FRANZ LOTHAR
Status = Resigned
Change Record
Surname = CHARNLEY
First Names = BARENDILLA
Status = Active
Change Record
Surname = HUGO
First Names =
Status = Resigned

Yours truly

## Registrar of Companies

FSW

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za



26 May 2004
REF: MR/tm/11398

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING**

We acknowledge receipt of your letter dated 3 May 2004 and in reply wish to advise that the listing of 7 371 002 ordinary shares of 0,0001 cent each, will be withdrawn from the commencement of business on Monday, 31 May 2004, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-08 divided into 635 080 625 ordinary shares of 0,0001 cent each.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# METROPOLITAN

**Metropolitan Holdings Limited**

*Formerly New Africa Capital Limited*
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Share code: MET ISIN: ZAE000050456
NSX Share code: MTD
("Metropolitan" or "the Company")

## SPECIFIC REPURCHASE OF SHARES

1. **Introduction**

   Shareholders are referred to the circular issued on 4 November 2003, regarding, *inter alia*, a specific authority for the Company to repurchase up to 36 356 142 Metropolitan shares which were held by New Africa Investments Limited ("NAIL") at the time ("the specific repurchase").

   The specific authority was granted in terms of a special resolution passed by shareholders of Metropolitan at a general meeting of shareholders held on 26 November 2003, on the basis that the specific repurchase must satisfy the following conditions:

   1.1 the NAIL shareholding purchased shall not exceed 36 356 142 Metropolitan shares;

   1.2 the consideration for the specific repurchase shall not be at a premium of 10% or more of the volume weighted average market price per Metropolitan share for the five business days immediately preceding the date on which the specific repurchase is agreed;

   1.3 subject to 1.2 above, the maximum price per Metropolitan share for the acquisition of the NAIL shareholding shall not exceed the most recently published embedded value per Metropolitan share calculation (which on the date of passing the resolution amounted to R9,11 per Metropolitan share);

   1.4 the specific authority shall be valid until the next annual general meeting of Metropolitan, whereafter it shall lapse; and

   1.5 Metropolitan shall not be permitted to acquire the NAIL shareholding from whomever is the holder thereof, if such holder is a related party to Metropolitan.

   Shareholders are advised that Metropolitan has repurchased 35 376 184 ordinary Metropolitan shares which were held by NAIL for an aggregate consideration of R238 741 929 in accordance with the specific authority.

2. **Terms of the repurchase**

   The terms of the repurchase are as follows:

   - The effective date is 13 April 2004.
   - The purchase price per share is R6.75 (rounded up to the nearest whole number).
   - The volume weighted average market price per Metropolitan share for the five business days immediately preceding the date on which the specific repurchase was agreed is R6.60 per share.
   - The aggregate purchase consideration will be funded from Metropolitan's internal cash resources; and
   - The seller is Capricorn Capital Partners Holding Company (Pty) Limited which is not a related party to Metropolitan as that term is defined by the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

   The specific repurchase has therefore complied with all the conditions attached to the specific authority.

3. **Financial effects of the repurchase**

   The repurchase will have no significant financial effect on Metropolitan.

4. **Opinion**

   The directors of Metropolitan are of the opinion that:

   - the Company and its subsidiaries ("the Group"), will be able in the ordinary course of business to pay their debts for a period of 12 months from the date of the repurchase;
   - the assets of the Company and the Group, fairly valued in accordance with the accounting policies used in the latest Group annual financial statements, will remain in excess of the liabilities of the Company and the Group for a period of 12 months after the date of the repurchase;
   - the issued ordinary share capital and reserves of the Company and the Group will be adequate for the purposes of the business for a period of 12 months from the date of the repurchase;
   - the working capital available to the Company and the Group will be sufficient for the Company's and the Group's requirements for a period of 12 months from the date of the repurchase;
   - the repurchase was not made during a closed period;
   - the Rules of the Securities Regulation Panel have been considered and that the repurchase does not indirectly result in an affected transaction; and
   - the cancellation of these shares will not place the Company in breach of the spread regulations of the JSE.

Cape Town
13 April 2004

**Sponsor in South Africa**

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

**Sponsor in Namibia**

SIMONIS STORM
Securities

RECEIVED
2004 NOV 23 A 11:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

13 April 2004
REF: MR/tm/11178

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING**

We acknowledge receipt of your letter dated 6 April 2004 and in reply wish to advise that the listing of 35 376 184 ordinary shares of 0,0001 cent each, will be withdrawn from the commencement of business on Thursday, 15 April 2004, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R642-36 divided into 642 363 627 ordinary shares of 0,0001 cent each.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

CC. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

METROPOLITAN
HOLDINGS LIMITED



The General Manager
Listings Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
Sandown
Sandton

6th of April 2004

Dear Sir

**APPLICATION FOR THE DE-LISTING OF 35 376 184 ORDINARY SHARES IN METROPOLITAN HOLDINGS LIMITED ("METROPOLITAN" OR "THE COMPANY") ARISING OUT OF A SPECIFIC REPURCHASE OF SHARES.**

1. Application is hereby made for the de-listing of 35 376 184 ordinary shares in Metropolitan, with effect from the 13th of April 2004.

2. The specific repurchase of ordinary shares in Metropolitan ('the specific repurchase") was concluded on the 25th of November 2003 (representing 5.22% of the number of shares in issue before the repurchase) at a purchase price of R6.75 per share. The seller was Capricorn Capital Partners Holdings Company (Pty) Ltd. The shares will be cancelled and restored to authorised share capital on the 13th of April 2004 or as soon as possible thereafter.

3. A specific authority was granted to the directors of Metropolitan approving the repurchase by Metropolitan of up to 36 356 142 ordinary shares held by New Africa Investments Limited ("NAIL"). The directors were authorised in terms of a special resolution passed by members of Metropolitan at a general meeting held on 26 November 2003, provided that the acquisition of the NAIL shareholding fulfils the following conditions:

   3.1 the NAIL shareholding purchased shall not exceed 36 356 142 Metropolitan shares.

   3.2 the price for the NAIL shareholding shall not exceed 10% of the weighted average of the market value per Metropolitan share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

   3.3 subject to 3.2 above, the maximum price per Metropolitan share for the acquisition of the NAIL shareholding shall not exceed R9,11 per Metropolitan share);

3.4 the specific authority shall be valid until the next annual general meeting of Metropolitan, whereafter it shall lapse;

3.5 Metropolitan shall not be permitted to acquire the NAIL shareholding from whomever is the holder thereof, if such holder is a related party to Metropolitan;

3.6 should the holder of the NAIL shareholding have been a shareholder of Metropolitan at the time of the general meeting, it will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

3.7 Metropolitan publishes an announcement once the specific repurchase has been concluded.

4. Except for clause 3.7 above Metropolitan has complied with the above conditions. On the 13th of April 2004 Metropolitan will publish an announcement as required by clause 3.7 and will therefore on that day comply with the requirement set out in clause 3.7.

5. The authorised and issued ordinary share capital of Metropolitan before the de-listing is:

| | R |
|---|---|
| *Authorised share capital* | |
| 1 000 000 000 ordinary shares of 0.0001 cent each | 1000 |
| *Issued share capital* | |
| 677 739 811 ordinary shares of 0.0001 cent each | 677 |

6. The authorised and issued ordinary share capital of Metropolitan after the de-listing and cancellation of issued shares will be:

| | R |
|---|---|
| *Authorised share capital* | |
| 1 000 000 000 ordinary shares of 0.0001 cent each | 1000 |
| *Issued share capital* | |
| 642 363 627 ordinary shares of 0.0001 cent each | 642 |

7. The directors of Metropolitan confirm that:

7.1 the Company and its subsidiaries ("the Group"), will be able in the ordinary course of business to pay their debts for a period of 12 months from the date of the repurchase;

7.2 the assets of the Company and the Group, fairly valued in accordance with the accounting policies used in the latest group annual financial statements,

will remain in excess of the liabilities of the Company and the Group for a period of 12 months after the date of the repurchase;

7.3 the issued ordinary share capital and reserves of the Company and the Group will be adequate for the purposes of the business for a period of 12 months from the date of the repurchase;

7.4 the working capital available to the Company and the Group will be sufficient for the Company's and the Group's requirements for a period of 12 months from the date of the repurchase;

7.5 the repurchase was not made during a closed period;

7.6 the Rules of the Securities Regulation Panel have been considered and that the repurchase does not indirectly result in an affected transaction; and

7.7 the cancellation of these shares will not place the Company in breach of the spread regulations of the JSE Securities Exchange South Africa.

Yours faithfully

**Director**

**Company Secretary**

**Sponsor**

**CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF A SHAREHOLDERS' MEETING OF NEW AFRICA CAPITAL LTD HELD ON WEDNESDAY, 26 NOVEMBER 2003**

---

**"SPECIAL RESOLUTION NO 1**

**RESOLVED**

THAT the name of the Company be changed from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from Monday, 15 December 2003.

**SPECIAL RESOLUTION NO 2**

**RESOLVED**

THAT the articles of association of the Company be amended by the addition of a new Article 131, as follows:

131. Odd-lot offers

The directors of the Company shall, with the approval of an ordinary resolution passed at a general meeting of the Company, be entitled to implement an odd-lot offer in respect of those members of the Company who hold that number of ordinary shares either as principal or on behalf of a person who owns the beneficial interest ("the odd-lot holders") which constitute an "odd-lot", as determined by the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") from time to time.

If, on implementation of an odd-lot offer, there are odd-lot holders who have failed to elect:

(a) to sell their odd-lots, or

(b) increase their holding to holdings of such number offered by the Company in terms of the odd-lot offer, or

(c) retain their odd-lots, then

the directors shall be entitled to sell the odd-lots of such odd-lot holders, who have failed to exercise an election and they shall be deemed to have agreed to sell their odd-lots on such basis as the directors may determine and the Company shall account to such members for the proceeds of the sale of such odd-lots attributable to them.

**SPECIAL RESOLUTION NO 3**

**RESOLVED**

THAT subject to the passing of special resolution number 2, the Company be and is hereby authorised as a specific approval, in terms of section 85 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), and in terms of the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, to repurchase at the offer price plus a premium of 5% the ordinary shares of those odd-lot holders who elect pursuant to the odd-lot offer (the details of which are contained in the circular to shareholders dated 4 November 2003) to sell their odd-lot holdings to the Company or who do not make an election to the extent that such ordinary shares are not transferred to odd-lot holders who have elected to purchase shares under the odd-lot offer. The ordinary shares repurchased in terms of this specific approval will be cancelled, delisted and restored to the status of authorised ordinary shares.

The Chairman drew the meeting's attention to a typographical error contained in draft special resolution no. 4 as set out in the notice. He pointed out that the words "exceed 10% of" between the words "the NAIL shareholding shall not" and "the weighted average" in paragraph (b) of the resolution should be deleted and substituted with the words "be greater than 10% above". He thereafter read out the rectified special resolution.

**SPECIAL RESOLUTION NO 4**

**RESOLVED**

THAT the Company be and is hereby authorised as a specific approval in terms of section 85 of the Companies Act, to repurchase 36 356 142 ordinary shares currently held by New Africa Investments Limited ("NAIL") in the issued share capital of the Company, or such lesser number of ordinary shares held by NAIL or its successors-in-title at the time that such acquisition is agreed ("the NAIL shareholding"), but always subject to the Companies Act and the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, which specific authority shall endure until the next annual general meeting of the Company, subject to the following limitations:

(a) the NAIL shareholding purchased shall not exceed 36 356 142 NAC shares;

(b) the price per NAC share of the NAIL shareholding shall not be greater than 10% above the weighted average of the market value per NAC share for the five business days immediately preceding the date on which the repurchase of the NAIL shareholding is agreed;

(c) subject to (b), the maximum price per NAC share for the acquisition of the NAIL shareholding shall not exceed the most recently published

embedded value per NAC share calculation (which at the date of publication of the interim results of NAC on 30 June 2003 amounted to R9,11 per NAC share);

(d) the NAIL shareholding may be acquired from NAIL or from whomever is the holder of such NAIL shareholding, provided that such holder is not a related party to the Company;

(e) the holder of the NAIL shareholding of the Company at the time of the general meeting will be disqualified from voting on the special resolution proposed at the general meeting authorising this specific authority; and

(f) the Company publishes an announcement once the specific repurchase has been concluded."

**B GOBODO-MBOMVU**
**GROUP COMPANY SECRETARY**

2004-04-05

METROPOLITAN HOLDINGS LIMITED
Ref No 2000/031756/06

| Issued share capital | Number of Issued Shares | | | | | Share Capital | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Listed Ordinary Shares | Listed Incentive Scheme Shares | Total Listed | Unlisted Staff Share Purchase Scheme Shares | Total Issued | Listed Ordinary Shares | Listed Incentive Shares | Total Listed | Unlisted Staff Share Purchase Scheme Shares | Total Excluding Premium | Share Premium Account | Total Capital |
| | Shares | Shares | Listed | Scheme Shares | Issued | Shares | Shares | Listed | Scheme Shares | Premium | Account | Capital |
| **Brought forward 30.10.02** | 667 579 071 | 7 376 500 | 674 955 571 | 47 060 450 | 722 016 021 | 667.579071 | 7.376500 | 674.955571 | 47.060450 | 722.016021 | 2 385 143 438.965520 | 2 385 144 160.981540 |
| Shares released at 2002.10.30 | 50 000 | 0 | 50 000 | (50 000) | 0 | 0.050000 | - | 0.050000 | (0.050000) | - | - | - |
| Shares released at 2002.12.09 | 667 629 071 | 7 376 500 | 675 005 571 | 47 010 450 | 722 016 021 | 667.629071 | 7.376500 | 675.005571 | 47.010450 | 722.016021 | 2 385 143 438.965520 | 2 385 144 160.981540 |
| | 60 000 | 0 | 60 000 | (60 000) | 0 | 0.060000 | - | 0.060000 | (0.060000) | - | - | - |
| Shares issued 02.12.02 @ R6,25 | 667 689 071 | 7 376 500 | 675 065 571 | 46 950 450 | 722 016 021 | 667.689071 | 7.376500 | 675.065571 | 46.950450 | 722.016021 | 2 385 143 438.965520 | 2 385 144 160.981540 |
| | 0 | 0 | 0 | 12 536 000 | 12 536 000 | - | - | - | 12.536000 | 12.536000 | 78 349 987.464000 | 78 350 000.000000 |
| Shares released incentive scheme | 667 689 071 | 7 376 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667.689071 | 7.376500 | 675.065571 | 59.486450 | 734.552021 | 2 463 493 426.429520 | 2 463 494 160.981540 |
| | 35 000 | (35 000) | 0 | 0 | 0 | 0.035000 | (0.035000) | - | - | - | - | - |
| Share schedule adjustment | 667 724 071 | 7 341 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667.724071 | 7.341500 | 675.065571 | 59.486450 | 734.552021 | 2 463 493 426.429520 | 2 463 494 160.981540 |
| | (9 000) | 9 000 | 0 | 0 | 0 | (0.009000) | 0.009000 | - | - | - | - | - |
| Shares released at 2003.08.25 | 667 715 071 | 7 350 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667.715071 | 7.350500 | 675.065571 | 59.486450 | 734.552021 | 2 463 493 426.429520 | 2 463 494 160.981540 |
| | 26 000 | 0 | 26 000 | (26 000) | 0 | 0.026000 | - | 0.026000 | (0.026000) | 0.000000 | (0.000000) | - |
| Shares issued 02.06.03 @ R5,25 | 667 741 071 | 7 350 500 | 675 091 571 | 59 460 450 | 734 552 021 | 667.741071 | 7.350500 | 675.091571 | 59.460450 | 734.552021 | 2 463 493 426.429520 | 2 463 494 160.981540 |
| | 0 | 2 650 200 | 2 650 200 | 4 318 000 | 6 968 200 | - | 2.650200 | 2.650200 | 4.318000 | 6.968200 | 36 583 043.031800 | 36 583 050.000000 |
| Shares released at 2003.11.10 | 667 741 071 | 10 000 700 | 677 741 771 | 63 778 450 | 741 520 221 | 667.741071 | 10.000700 | 677.741771 | 63.778450 | 741.520221 | 2 500 076 469.461320 | 2 500 077 210.981540 |
| | 6 900 | | 6 900 | (6 900) | 0 | 0.006900 | - | 0.006900 | (0.006900) | 0.000000 | (0.000000) | - |
| Shares cancelled 15.12.03 | 667 747 971 | 10 000 700 | 677 748 671 | 63 771 550 | 741 520 221 | 667.747971 | 10.000700 | 677.748671 | 63.771550 | 741.520221 | 2 500 076 469.461320 | 2 500 077 210.981540 |
| | (348 160) | | (348 160) | | (348 160) | (0.348160) | - | (0.348160) | - | (0.348160) | (2 389 166.942393) | (2 389 167.290553) |
| Shares issued 17.11.03 @ R6.85 | 667 399 811 | 10 000 700 | 677 400 511 | 63 771 550 | 741 172 061 | 667.399811 | 10.000700 | 677.400511 | 63.771550 | 741.172061 | 2 497 687 302.518930 | 2 497 688 043.690990 |
| | | | 0 | 6 182 200 | 6 182 200 | - | - | - | 6.182200 | 6.182200 | 42 348 063.817800 | 42 348 070.000000 |
| Share schedule adjustment | 667 399 811 | 10 000 700 | 677 400 511 | 69 953 750 | 747 354 261 | 667.399811 | 10.000700 | 677.400511 | 69.953750 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 20 600 | (20 600) | 0 | | 0 | 0.020600 | (0.020600) | - | - | - | - | - |
| Shares released at 2004.01.08 | 667 420 411 | 9 980 100 | 677 400 511 | 69 953 750 | 747 354 261 | 667.420411 | 9.980100 | 677.400511 | 69 953750 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 41 000 | | 41 000 | (41 000) | 0 | 0.041000 | - | 0.041000 | (0.041000) | 0.000000 | - | 0.000000 |
| Shares released at 2004.02.04 | 667 461 411 | 9 980 100 | 677 441 511 | 69 912 750 | 747 354 261 | 667.461411 | 9.980100 | 677.441511 | 69.912750 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 35 000 | | 35 000 | (35 000) | 0 | 0.035000 | - | 0.035000 | (0.035000) | 0.000000 | - | 0.000000 |
| Shares released at 2004.02.20 | 667 496 411 | 9 980 100 | 677 476 511 | 69 877 750 | 747 354 261 | 667.496411 | 9.980100 | 677.476511 | 69.877750 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 29 000 | | 29 000 | (29 000) | 0 | 0.029000 | - | 0.029000 | (0.029000) | 0.000000 | - | 0.000000 |
| Shares released at 2004.03.01 | 667 525 411 | 9 980 100 | 677 505 511 | 69 848 750 | 747 354 261 | 667.525411 | 9.980100 | 677.505511 | 69.848750 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 202 100 | | 202 100 | (202 100) | 0 | 0.202100 | - | 0.202100 | (0.202100) | - | - | - |
| Shares released at 2004.03.17 | 667 727 511 | 9 980 100 | 677 707 611 | 69 646 650 | 747 354 261 | 667.727511 | 9.980100 | 677.707611 | 69.646650 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 18 200 | | 18 200 | (18 200) | 0 | 0.018200 | - | 0.018200 | (0.018200) | - | - | - |
| Shares released at 2004.03.25 | 667 745 711 | 9 980 100 | 677 725 811 | 69 628 450 | 747 354 261 | 667.745711 | 9.980100 | 677.725811 | 69.628450 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 7 600 | | 7 600 | (7 600) | 0 | 0.007600 | - | 0.007600 | (0.007600) | - | - | - |
| Shares released incentive scheme | 667 753 311 | 9 980 100 | 677 733 411 | 69 620 850 | 747 354 261 | 667.753311 | 9.980100 | 677.733411 | 69.620850 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| Share schedule adjustment | 11 800 | (11 800) | 0 | 0 | 0 | 0.011800 | (0.011800) | - | - | - | - | - |
| | 800 | (800) | 0 | 0 | 0 | 0.000800 | (0.000800) | - | - | - | - | - |
| Shares released at 2004.04.05 | 667 765 911 | 9 967 500 | 677 733 411 | 69 620 850 | 747 354 261 | 667.765911 | 9.967500 | 677.733411 | 69.620850 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | 6 400 | | 6 400 | (6 400) | 0 | 0.006400 | - | 0.006400 | (0.006400) | 0.000000 | - | 0.000000 |
| Delisting of NAIL shareholding - 13/04/2004 | 667 772 311 | 9 967 500 | 677 739 811 | 69 614 450 | 747 354 261 | 667.772311 | 9.967500 | 677.739811 | 69.614450 | 747.354261 | 2 540 035 366.336730 | 2 540 036 113.690990 |
| | (35 376 184) | | (35 376 184) | 0 | (35 376 184) | (35.376184) | - | (35.376184) | - | (35.376184) | (238 789 206.623816) | (238 789 242.000000) |
| | 632 396 127 | 9 967 500 | 642 363 627 | 69 614 450 | 711 978 077 | 632.396127 | 9.967500 | 642.363627 | 69.614450 | 711.978077 | 2 301 246 159.712910 | 2 301 246 871.690990 |

METROPOLITAN HOLDINGS LIMITED
Ref No 2000/031756/06

| Issued share capital | Number of Issued Shares | | | | | Share Capital | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Listed Ordinary Shares | Listed Incentive Scheme Shares | Total Listed | Unlisted Staff Share Purchase Scheme Shares | Total Issued | Listed Ordinary Shares | Listed Incentive Shares | Total Listed | Unlisted Staff Share Purchase Scheme Shares | Total Excluding Premium | Share Premium Account | Total Capital |
| Original NAIL issue @ 0.0001c Issue in terms of the scheme @ 3.384239 | 1<br>687 099 031 | 6 752 200 | 1<br>693 851 231 | 0.00<br>33 929 250 | 1<br>727 780 481 | -<br>687.099031 | -<br>6.750000 | -<br>693.850000 | -<br>33.930000 | -<br>727.780000 | -<br>2 462 982 187.220000 | -<br>2 462 982 915.000000 |
| Shares released at 2001.10.01 | 687 099 032<br>78 500 | 6 752 200<br>0 | 693 851 232<br>78 500 | 33 929 250<br>(78 500) | 727 780 482<br>0 | 687.099031<br>0.078500 | 6.750000<br>- | 693.850000<br>0.078500 | 33.930000<br>(0.078500) | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares released at 2001.10.31 | 687 177 532<br>100 600 | 6 752 200<br>0 | 693 929 732<br>100 600 | 33 850 750<br>(100 600) | 727 780 482<br>0 | 687.177531<br>0.100600 | 6.750000<br>- | 693.928500<br>0.100600 | 33.851500<br>(0.100600) | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares released incentive scheme | 687 278 132<br>130 700 | 6 752 200<br>(130 700) | 694 030 332<br>0 | 33 750 150<br>0 | 727 780 482<br>0 | 687.278131<br>0.130700 | 6.750000<br>(0.130000) | 694.029100<br>- | 33.750900<br>- | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares released at 2001.12.05 | 687 408 832<br>742 900 | 6 621 500<br>0 | 694 030 332<br>742 900 | 33 750 150<br>(742 900) | 727 780 482<br>0 | 687.408831<br>0.742900 | 6.620000<br>- | 694.029100<br>0.742900 | 33.750900<br>(0.742900) | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares released at 2001.12.14 | 688 151 732<br>22 500 | 6 621 500<br>0 | 694 773 232<br>22 500 | 33 007 250<br>(22 500) | 727 780 482<br>0 | 688.151731<br>0.022500 | 6.620000<br>- | 694.772000<br>0.022500 | 33.008000<br>(0.022500) | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares released incentive scheme | 688 174 232<br>251 100 | 6 621 500<br>(251 100) | 694 795 732<br>0 | 32 984 750<br>0 | 727 780 482<br>0 | 688.174231<br>0.251100 | 6.620000<br>(0.250000) | 694.794500<br>- | 32.985500<br>- | 727.780000<br>- | 2 462 982 187.220000<br>- | 2 462 982 915.000000<br>- |
| Shares issued 01.12.01 @ R8,30 | 688 425 332<br>0 | 6 370 400<br>0 | 694 795 732<br>0 | 32 984 750<br>1 682 800 | 727 780 482<br>1 682 800 | 688.425331<br>- | 6.370000<br>- | 694.794500<br>- | 32.985500<br>1.682800 | 727.780000<br>1.682800 | 2 462 982 187.220000<br>13 967 238.317200 | 2 462 982 915.000000<br>13 967 240.000000 |
| Shares released at 2002.01.10 | 688 425 332<br>33 200 | 6 370 400<br>0 | 694 795 732<br>33 200 | 34 667 550<br>(33 200) | 729 463 282<br>0 | 688.425331<br>0.033200 | 6.370000<br>- | 694.794500<br>0.033200 | 34.668300<br>(0.033200) | 729.462800<br>- | 2 476 949 425.537200<br>- | 2 476 950 155.000000<br>- |
| Listing costs written off | 688 458 532 | 6 370 400 | 694 828 932 | 34 634 350 | 729 463 282 | 688.458531 | 6.370000 | 694.827700 | 34.635100 | 729.462800 | 2 476 949 425.537200<br>(23 564 186.310000) | 2 476 950 155.000000<br>(23 564 186.310000) |
| Shares released at 2002.04.25 | 688 458 532<br>3 600 | 6 370 400<br>0 | 694 828 932<br>3 600 | 34 634 350<br>(3 600) | 729 463 282<br>0 | 688.458531<br>0.003600 | 6.370000<br>- | 694.827700<br>0.003600 | 34.635100<br>(0.003600) | 729.462800<br>- | 2 453 385 239.227200<br>- | 2 453 385 968.690000<br>- |
| Shares cancelled at 2002.04.25 | 688 462 132<br>(18 946 025) | 6 370 400 | 694 832 532<br>(18 946 025) | 34 630 750<br>- | 729 463 282<br>(18 946 025) | 688.462131<br>(18.946025) | 6.370000<br>- | 694.831300<br>(18.946025) | 34.631500<br>- | 729.462800<br>(18.946025) | 2 453 385 239.227200<br>(143 175 222.330000) | 2 453 385 968.690000<br>(143 175 241.276025) |
| Shares released at 2002.06.03 | 669 516 107<br>55 000 | 6 370 400<br>0 | 675 886 507<br>55 000 | 34 630 750<br>(55 000) | 710 517 257<br>0 | 669.516106<br>0.055000 | 6.370000<br>- | 675.885275<br>0.055000 | 34.631500<br>(0.055000) | 710.516775<br>- | 2 310 210 016.897200 | 2 310 210 727.413980<br>- |
| Shares issued 02.06.03 @ R6,53 | 669 571 107<br>(1 000 000) | 6 370 400<br>1 006 100 | 675 941 507<br>6 100 | 34 575 750<br>12 485 100 | 710 517 257<br>12 491 200 | 669.571106<br>(1.000000) | 6.370000<br>1.006100 | 675.940275<br>0.006100 | 34.576500<br>12.485100 | 710.516775<br>12.491200 | 2 310 210 016.897200<br>81 567 523.508800 | 2 310 210 727.413980<br>81 567 536.000000 |
| Shares released at 2002.08.20<br>Share cancelled 2002.08.30 | 668 571 107<br>400<br>(992 436) | 7 376 500<br>0<br>0 | 675 947 607<br>400<br>(992 436) | 47 060 850<br>(400)<br>0 | 723 008 457<br>0<br>(992 436) | 668.571106<br>0.000400<br>(0.992436) | 7.376100<br>-<br>- | 675.946375<br>0.000400<br>(0.992436) | 47.061600<br>(0.000400)<br>- | 723.007975<br>-<br>(0.992436) | 2 391 777 540.406000<br>-<br>(6 634 101.440000) | 2 391 778 263.413980<br>-<br>(6 634 102.432436) |
| Shares cancelled 02.08.31 | 667 579 071<br>-992 436 | 7 376 500 | 674 955 571<br>-992 436 | 47 060 450 | 722 016 021 | 667.579070<br>(0.992436) | 7.376100 | 674.954339<br>(0.992436) | 47.061200 | 722.015539<br>(0.992436) | 2 385 143 438.966000<br>(6 634 101.440000) | 2 385 144 160.981540<br>(6 634 102.432436) |

METROPOLITAN

6 April 2004

Simonis Storm Securities (Pty) Ltd.
152 Robert Mugabe Avenue
Suite C
Windhoek
Namibia

For attention Alexia Tjiroze

Dear Alexia

**APPLICATION FOR THE DE-LISTING OF 35 376 184 ORDINARY SHARES IN METROPOLITAN HOLDINGS LIMITED ("METROPOLITAN" OR "THE COMPANY") ARISING OUT OF A SPECIFIC REPURCHASE OF SHARES**

Find attached our application for delisting of 35 376 184 as discussed and the detail of which is more fully set out in the attached application.

Please sign the application as our sponsor and hand it to NSX on our behalf.

Kind regards

PIETER BORMAN
SENIOR LEGAL ADVISOR

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED

2004 NOV 23 A 11:59

Date: 28/05/2004 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Reference: 14402318
Box: **49561**
Sequence: **41**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Registration**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM31 from you dated 30/04/2004.

The CM31 was accepted and placed on file.
The auditor was changed.

Yours truly

**Registrar of Companies**

RRA

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 31 May 2004 01:16 PM
**To:** Lotz, Michelle; Oosthuizen (Investor Relations) Nico L
**Subject:** AGM

2004-05-31 09:54:23
METROPOLITAN HOLDINGS LIMITED - ANNUAL GENERAL MEETING
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
ANNUAL GENERAL MEETING
Shareholders are advised that at the annual general meeting of the members of Metropolitan held in Bellville, Cape Town on Wednesday 26 May 2004, ordinary resolution number 6, relating to the placement of unissued ordinary shares under the control of the directors, was withdrawn.
The requisite majority of shareholders passed all the remaining ordinary and special resolutions.
Cape Town
31 May 2004
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Pty) Ltd
Date: 31/05/2004 09:54:27 AM Produced by the JSE SENS Department

2004-05-25 10:56:03
Metropolitan Holdings Limited - Dealing in Securities by Directors
METROPOLITAN HOLDINGS LIMITED
Formerly New Africa Capital Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
Dealing in Securities by Directors
In accordance with the requirements of paragraphs 3.63 to 3.74 of the JSE Securities Exchange South Africa Listing Requirements ("Listings Requirements" the following transaction should be noted:

| | | |
|---|---|---|
| Director | : | Prof W P Esterhuyse |
| Date of transaction | : | 20 May 2004 |
| Price | : | R7-50 |
| Amount | : | 10 000 |
| Class | : | Ordinary |
| Nature of transaction | : | Purchase |
| E ent of interest | : | Direct |

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.
Cape Town
25 May 2004
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Date: 25/05/2004 10:56:03 AM Produced by the JSE SENS Department

# update

METROPOLITAN HOLDINGS LIMITED

## 26 May 2004

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the three months ended 31 March 2004

### New business premiums

| | 3 months to 31-Mar-02 *Rm* | 3 months to 31-Mar-03 *Rm* | 3 months to 31-Mar-04 *Rm* | % change |
|---|---|---|---|---|
| **Recurring premiums** | | | | |
| Retail business | 126 | 125 | 171 | 37 |
| Corporate business | 16 | 67 | 54 | (19) |
| International business | 25 | 25 | 25 | 0 |
| Individual life | 24 | 24 | 20 | (17) |
| Employee benefits | 1 | 1 | 5 | 400 |
| | 167 | 217 | 250 | 15 |
| **Single premiums** | | | | |
| Retail business | 162 | 217 | 202 | (7) |
| Corporate business | 209 | 133 | 245 | 84 |
| International business (incl EB) | 29 | 5 | 6 | 20 |
| | 400 | 355 | 453 | 28 |
| Total NB premiums | 567 | 572 | 703 | 23 |
| APE | 224 | 253 | 295 | 17 |

**Comments**

- These are provisional figures only, ie they are subject to adjustment at the year-end valuation.
- The basis on which the figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures.) It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures shown above are all net of outside shareholders' interests.
- Metropolitan Botswana was 75% owned throughout the period.
- The ownership of Metropolitan Namibia decreased from 100% to 80.2% with effect from 1 November 2002. On 1 July 2003 it decreased further to 76.8%.

## Retail business

The recovery experienced in 2003 continued in the first quarter of 2004. The number of new policies and the average premium per new policy increased across most distribution channels, confirmation of sustained growth in market share thanks to our ongoing efforts in the field.

An impressive growth percentage was achieved. Early indications are that the uptrend will be maintained for the rest of the year, but because of the higher base, the percentage will be lower.

The biggest improvement in both production and persistency was achieved by the general intermediaries channel. On the recurring premium side there was a marked drop-off in direct marketing business.

In 2002 the market was cautioned that the phenomenal growth of Metropolitan Direct during that year was not likely to continue into 2003, given that most of the new business being written emanated from a single retail source.

Although the full effect of this phenomenon was not felt in 2003, as anticipated, the downside thereof is now becoming apparent. With a view to reversing this trend, we are implementing an alternative approach, involving an extensive restructuring that began in March this year.

As a first step, the top management team was rationalised and a boutique direct marketing business, Directfin Solutions, established. From the beginning of June, all direct marketing call centre and direct mail activity will be outsourced to Directfin while we will continue to administer both existing and new direct marketing business.

Overall, retail field staff numbers and retention rates are still rising thanks to enhanced recruitment and training. Selected brokers who are not able to retain their independence in the new regulatory environment are also being brought into the fold.

Lapses at inception remain a key area of focus because although the downtrend that began in 2003 is continuing, we are keen to see further improvement. Lapses as a percentage of gross premiums received were down 11% quarter on quarter.

As far as expenses are concerned, the focus on reducing unit costs is continuing and management remains committed to containing administration expenses, which for the group as a whole are budgeted not to exceed actual expenses for 2003. At the end of the first quarter we were on track to achieve this objective.

## Corporate business

### Metropolitan Employee Benefits

Total recurring premium income increased considerably compared to the equivalent period in 2003, driven mainly by a resumption of investment cashflows on some large smoothed bonus client funds. Although new recurring premium income was slightly below that for the first quarter of 2003, the latter figure was inflated by one particularly large group life contract written in January that year. Several new risk contracts have been signed subsequent to 31 March, with additional risk business in the pipeline, which augurs well for the remainder of 2004.

The growth in single premium income, generated by several large contracts from a wide spread of sought-after clients, was particularly pleasing given that conditions in this market are still extremely challenging.

Overall, we are experiencing satisfactory inflows of both investment only (smoothed bonus) and risk business along with restored investor confidence on the back of the recovery in the equity markets. The prospect of reduced volatility provided by smoothed bonus funds retains its allure for risk-averse investors, and the fact that bonus stabilisation reserves improved during the first quarter added considerably to the appeal of these products for trustees and fund members alike. The higher margins on investment business make it particularly attractive from a fund manager perspective.

Our new multi-manager smoothed bonus product, launched during the first quarter, has earned high praise from brokers, including several 'best of breed' accolades.

Outflows as a result of member investment switching and withdrawals increased. Early retirements, retrenchments and in particular individual investment choice played an important role. Switching is set to become a key factor with which all fund managers will have to contend in future, making the need for member education even more imperative than before. Switches tend to be concentrated in the first and, to a lesser extent, the third quarter. At this stage, however, we do not expect the full year's experience to be significantly out of line with assumptions.

Metropolitan Employee Benefits was awarded two PMR (Professional Management Review) diamond awards (1st in industry) in February – for group pension and provident fund administration, and for the provision of innovative investment products. This, together with our unparalleled BEE credentials, considerably enhances our ability to compete for new business.

**Metropolitan Asset Managers**

The global managed fund, which represents the MetAM house view, achieved an absolute return of 3.3% for the first quarter of the year, outperforming its internal benchmark by 1.2%. In total, shareholder funds outperformed the global managed fund. The majority of internal funds beat their internal benchmarks for the first three months of 2004. Asset allocation and improved stock selection made positive contributions to relative performance.

For the same period, MetAM achieved 5th position in its peer group (the ten companies included in the Alexander Forbes Large Manager Watch), where the highest return was 3.8% and the lowest 2.4%. However, in the larger Alexander Forbes Best Investment View Survey we were ranked in the top quartile.

**Metropolitan Collective Investments**

First quarter inflows, mostly into white label portfolios, were steady, at a level of overall profitability consistent with that of the 2003 financial year.

**Metropolitan Property Services**

Once again, benchmark-beating returns were achieved, while vacancy levels remained below the market average. The company retained its IPD (UK-based International Property Databank) ranking amongst the top performers in the property sector.

## International business

There was a marginal slowdown in the international arena, a relatively small part of the group, where new business volumes were down but values were of a similar magnitude. The establishment of a new company in Lesotho continued to ensure sharper focus on operations in that country. In Namibia, the limitations imposed by government on insurance-related payroll deductions put a damper on growth. As far as Botswana is concerned, the industry's image is suffering because maturity pay-outs under life insurance products sold in that country are currently below projected values due to poor investment market performance. Administration costs were well contained in all three countries.

## Health business

The new full administration, franchise and managed care (Qualsa) contracts that MHG was awarded towards the end of last year came into effect on 1 January. Qualsa secured further managed care, HIV/AIDS management, disease risk management, pharmaceutical benefit management and prescribed minimum benefit management contracts during the course of the first quarter.

On the franchising front, the number of principal members under administration was 108% up - from 37 410 to 77 973 - compared to the first quarter of 2003, while the number of principal members under full administration increased by 8% from 244 273 to 262 784.

MHG now provides rapid payment services, known as Financial Administration System Techologies (FAST), to some 2 000 service providers, including pharmacies. The company's incentivised wellness and loyalty programme, The Good Life (TGL), is being rolled out to non-medical aid as well as existing medical aid clients.

Service levels were maintained throughout this expansion, while profit margins were higher thanks to a measure of excess capacity in 2003.

## Corporate developments

### Repurchase of shares

Metropolitan repurchased 35 376 184 ordinary Metropolitan shares that were previously held by New Africa Investments Limited (NAIL) at a price of R238 741 929 from Capricorn Capital Partners Holding Company (Pty) Ltd. In accordance with JSE regulations, all of these shares were cancelled.

### 2004 empowerment rankings

The results of the ***Top Empowerment Companies*** survey, ranking South Africa's top 200 listed companies in terms of their empowerment credentials, were announced on 29 April. The research was conducted by empowerment rating agency *Empowerdex* in conjunction with the *Financial Mail.*

Metropolitan was rated the most empowered company in the financial services sector (2003: 1st in the insurance sector), and achieved 4th position in the all-sector rankings (2003: 8th).

# update

METROPOLITAN HOLDINGS LIMITED

**17 June 2004**

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*


## Metropolitan and Kagiso Trust Investments in strategic business partnership

Metropolitan, currently ranked - in empowerment terms - 1st in the financial services sector amongst SA's top 200 listed companies (Financial Mail/Empowerdex, April 2004), today announced that it is entering into a strategic partnership with another prominent empowerment group in the sector, Kagiso Trust Investments (KTI).

Metropolitan will issue five-year convertible preference shares worth R540 million to KTI, an amount slightly in excess of 10% of Metropolitan's total issued share capital subsequent to the issue, as a first step in what both parties see as a long-term business relationship.

The issue price of R7.12 is based on a weighted average of the price paid for the shares bought back by Metropolitan earlier in the year, and a thirty-day volume weighted average trading price of Metropolitan shares on the JSE.

KTI is funding the transaction via a capital investment of R30 million plus financing of R510 million, provided by a consortium of banks on commercial terms.

KTI will enjoy full economic and voting rights in respect of the preference shares, which will be convertible into ordinary shares in Metropolitan on a one-for-one basis in years four and five.

The preferential half-yearly dividend payable to KTI can increase based on pre-determined quantitative performance measures for Metropolitan, as well as KTI's contribution as partners with reference to qualitative deliverables, agreed mutually in advance.

In other words, the deal is structured in such a way that KTI will, provided it helps Metropolitan exceed the specified growth rate, own a substantial stake in the group, debt free, in the foreseeable future.

This new alliance should see Metropolitan, which is already growing at a faster rate than its competitors, surge even further ahead.

Group chief executive Peter Doyle says that Metropolitan selected KTI as its partner because the two groups share a similar business culture centered around people, trust and performance. Profit is of prime importance to both businesses, but so is the development of people. Trust and integrity are the cornerstones on which they are built.

KTI's strong focus on and extensive experience in financial services was also key, as was its proven track record. Over the past decade (KTI was established in 1993) the group has achieved high annual growth in net asset value thanks to the business acumen, leadership abilities and extensive networks of its co-founders, executive chairman Eric Molobi and managing director Johnson (JJ) Njeke.

"The fact that our two groups think alike in regard to empowerment is equally vital. For example, having the Kagiso Trust as its main shareholder means that KTI's beneficial ownership is widely spread. Our existing empowerment ownership, directly via staff and indirectly via policyholders and retirement fund members, is broad based, and for us it is crucial that the economic benefits of the transaction be distributed as universally as possible."

Both Molobi and Njeke are to be appointed to the main board of Metropolitan, with group executive Andile Sangqu as an alternate director.

"We are committed to actively assisting the management of Metropolitan to promote the business interests of the group, and we will also be getting involved at a subsidiary level over time," says Molobi.
"From our perspective, the proposed transaction creates the opportunity for us, as a significant empowerment group focused on financial services, to become the largest shareholder in Metropolitan. It provides us with an excellent way of extending our existing investment banking activities, gives us a significant entry point into the life insurance market and is entirely consistent with our investment strategy.

"Metropolitan is our partner of choice because they approach empowerment holistically and treat it in all its manifestations – from skills development to employment equity, from board representation to executive management, from affirmative procurement to social investment – as a business imperative."

Although Metropolitan will, through this transaction, meet another of the requirements of the Financial Sector Charter, Doyle emphasises that the group will not sit back and relax. "The board will be looking to KTI to support us in our ongoing transformation efforts in the area of ownership as in all other aspects of empowerment."

Metropolitan has existing direct black ownership of 4.5% via its staff, as well as estimated indirect black ownership of 12.5% via policyholders and retirement fund members, which, together with the KTI holding of 10%, means that it will exceed the overall ownership target of 25% immediately the transaction becomes effective.

Once the initial stage has been bedded down, the parties will consider a second leg to the transaction, involving an additional stake of up to 10% and including members of Metropolitan's staff, to broaden the base of their empowerment partnership still further.

The board of Metropolitan has recommended the transaction to shareholders for approval, including authority to issue the requisite 75.8 million convertible preference shares. The exact quantum of the dilution in shareholder value has to be confirmed by independent advisors but Doyle says in-house evaluations indicate that it is well within acceptable levels given the enhanced profit potential that the partnership brings with it.

"As in any partnership, signing the contract is the easy step; now comes the real test – making the partnership work, making sure it's sustainable and continues to add value. But because we're confident we have the right partner in KTI, we believe that together we can do exactly that! "

*end*

Metropolitan Holdings Limited
Registration number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the group")

Kagiso Trust Investments (Pty) Ltd
Registration number: 1993/007845/07
("KTI")

---

**Terms of Metropolitan's broad-based black economic empowerment ("BEE") transaction**

---

## 1. INTRODUCTION

Metropolitan is a leading black economic empowerment company and is constantly seeking opportunities to enhance its empowerment status. Metropolitan has been involved for some time in developing an appropriate broad-based black economic empowerment ownership strategy to meet its overall empowerment objectives and to comply with the ownership requirements applicable to it, as contained in the Financial Sector Charter and related black empowerment legislation governing the financial sector in South Africa.

As part of this empowerment strategy, Metropolitan wishes to offer certain eligible black companies and investors the opportunity to subscribe for a meaningful stake in the enlarged issued share capital of Metropolitan.

Shareholders are advised that Metropolitan and Kagiso Trust Investments (Proprietary) Limited ("KTI"), a subsidiary of Kagiso Trust, a long-established broad-based empowerment entity, have concluded an agreement that will result in KTI acquiring a 10% interest in Metropolitan ("the transaction").

## 2. KAGISO TRUST AND KTI

The Kagiso Trust is a broad-based charitable organisation set up by the SA Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities, with a focus on education, healthcare and general poverty alleviation. KTI was formed in December 1993 by the Kagiso Trust as a vehicle to generate sustainable, long-term financial support to Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments.

The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based BEE groups.

KTI provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning.

## 3. RATIONALE

Metropolitan was ranked first in the financial services sector and fourth overall in terms of empowerment in the April 2004 Financial Mail Top Empowerment Companies publication. This survey ranks the top 200 listed companies in South Africa in conjunction with empowerment rating agency Empowerdex.

The survey rates companies in terms of a number of factors. Metropolitan scored very well in the management (93.6%), employment equity (74.8%) and skills development (91.6%) categories but did not perform as well in terms of ownership.

The transaction will be a first step in addressing the issue of direct and strategic ownership, thereby confirming Metropolitan's commitment to BEE and both preserving and enhancing Metropolitan's business opportunities.

## 4. SALIENT TERMS OF THE TRANSACTION

KTI, through a wholly-owned private company ("Newco"), will procure the incorporation of a private company ("the SPV") to be the vehicle for the financing of the transaction. Newco will subscribe for 100% of the issued ordinary share capital of the SPV for a total subscription price of R30 million.

The SPV will issue redeemable preference shares ("SPV Prefs") for an aggregate issue consideration of R510 million to a consortium of banks comprising RMB, Absa and Nedbank Capital ("the Bank Consortium"). The SPV will therefore receive funds totalling R540 million.

Metropolitan will create 75 842 650 convertible redeemable preference shares at a par value of 0.0001 cents each ("the Met Prefs") and issue such Met Prefs to the SPV at a subscription price of R7,12 per share ("the Issue Price"), totalling R540 million.

The Issue Price of the Met Prefs was based on the weighted average of the price of the Metropolitan ordinary shares ("the Met Ords") re-purchased by Metropolitan earlier in the year at R6.75 per Met Ord (shareholders are referred to the announcement published on SENS on 13 April 2004), and the 30 day volume weighted average price at which the Met Ords traded on the JSE Securities Exchange South Africa ("the JSE") as at 18 May 2004.

## 5. THE TERMS OF THE MET PREFS

### 5.1. Type

The Met Prefs are cumulative convertible redeemable participating preference shares. These shares will not be listed on the JSE; however, application will be made to the JSE for listing of the Met Ords once conversion has taken place.

### 5.2. Duration

The Met Prefs are convertible into Met Ords on a one for one basis after year three and then, if not converted, compulsorily redeemable on the fifth anniversary of the date of issue. The Met Prefs will become immediately redeemable if there is an early redemption of the SPV Prefs.

### 5.3. Voting

Although the Met Prefs will not be listed, they will carry voting rights *pari passu* with the Met Ords. A dispensation in this regard has been granted by the JSE subject to certain conditions.

### 5.4. Dividends

The dividends will be paid semi-annually in arrears on 30 September and 31 March each year.

The coupon payable by Metropolitan on the Met Prefs will be the sum of the following margins:

5.4.1.74% of the prime rate as charged by FirstRand Bank Limited;

5.4.2.an initial margin of 0.5%;

5.4.3.an additional performance margin of 0.5% every six months on the achievement by KTI of certain qualitative milestones agreed between KTI and Metropolitan for each period in advance, which will be paid on the next dividend payment date, and then semi-annually until the redemption of the Met Prefs;

5.4.4. an additional out-performance quantitative margin calculated semi-annually, based on the average of the annualised growth in dividend per share, value of new business and core headline earnings per share ("the Financial Ratios") achieved by Metropolitan in excess of 9%. The out-performance margins range between 0.065% and 0.545%, and will be paid on the dividend date following the

period in which the growth in the Financial Ratios is achieved, and thereafter semi-annually until redemption of the Met Prefs.

### 5.5. Special Dividends

5.5.1. An additional amount of R3 616 668 will be paid on the Met Prefs, together with the first dividend.

5.5.2. Any special dividend declared and / or reduction of capital authorised by Metropolitan on the Met Ords will result in a similar special dividend paid and / or a corresponding reduction of Met Pref capital.

## 6. UNDERTAKING BY KTI

6.1. KTI will, for as long as it is a shareholder, directly or indirectly, in more than 2,5% of Metropolitan's issued share capital:

6.1.1. not conclude or participate in any transaction with a business competing with Metropolitan, if it will acquire, directly or indirectly, an interest in such business that exceeds 2,5% of the value of such business;
6.1.2. not carry on or be interested or engaged, directly or indirectly, in any business that competes with Metropolitan;
6.1.3. procure that no executives of KTI or its direct or indirect subsidiaries will be represented on the board or be involved in the management of any business competing with Metropolitan;

without Metropolitan's prior written consent.

6.2. This provision will not prohibit KTI or any of its subsidiaries from carrying on any business currently conducted by them or prevent any company in which KTI has an indirect interest but which is not controlled by KTI or its subsidiaries from expanding its existing business.

## 7. APPOINTMENT OF METROPOLITAN DIRECTORS

KTI will initially be entitled to nominate two persons for appointment as directors of Metropolitan.

## 8. RESTRICTION ON DISPOSAL OF SHARES

8.1. During the first five years the SPV will be entitled to dispose of any Met Ords into which any Met Prefs may have been converted, provided that:

8.1.1. after such disposal the number of Met Prefs and Met Ords held by the SPV does not fall below 10% of the total number of Metropolitan shares in issue immediately after these Met Prefs are issued ("the 10% Threshold");
8.1.2. the proceeds are either deposited with the Banking Consortium or utilised to redeem SPV Prefs; and
8.1.3. Metropolitan's written consent to such disposal is obtained.

8.2. In the period from the fifth anniversary to the tenth anniversary of the issue date of the Met Prefs, the SPV will be freely entitled, without the consent of Metropolitan, to sell Met Ords to the extent that after such sale the number of Met Prefs and Met Ords held by the SPV does not fall below the 10% Threshold. Between the fifth anniversary and the tenth anniversary, any sale of Met Ords in excess of the number which the SPV is entitled to sell pursuant to this sub-clause may only take place with the prior written consent of Metropolitan.

8.3. After the tenth anniversary, the SPV will be freely entitled to sell any or all of the Met Ords held by it, provided it has first offered such shares to Metropolitan or its nominee.

## 9. OPINIONS AND RECOMMENDATION

In terms of the Listings Requirements of the JSE, the transaction will be classified as a specific issue of convertible securities for cash. Accordingly, the transaction requires an opinion relating to the fairness and reasonableness of the transaction from an independent advisor. This fair and reasonable opinion will be

included in the circular to shareholders referred to in paragraph 13 which will set out the details of the transaction.

The board believes the transaction to be fair and reasonable and in the best interests of Metropolitan and its shareholders and unanimously recommends that shareholders vote in favour of the resolutions to be considered at a general meeting to be convened specifically for this purpose. In respect of their own holdings of Metropolitan shares, the Metropolitan board members intend to vote in favour of the resolutions to be presented at the general meeting.

## 10. CONDITIONS PRECEDENT

The transaction is subject to the fulfillment of the following conditions precedent:

- KTI approving all the financing agreements;
- the conclusion of all the financing agreements and the fulfilment or waiver of the conditions to which those agreements are subject;
- the unqualified regulatory approvals for this transaction;
- the unqualified approval of the boards of KTI and Metropolitan;
- the approval by the requisite majority of Metropolitan shareholders in a general meeting of all the resolutions necessary to give effect to this transaction; and
- the appointment of the two KTI nominees as directors of Metropolitan.

## 11. EFFECTIVE DATE

The effective date of the transaction is expected to be 1 October 2004.

## 12. FINANCIAL EFFECTS

The unaudited pro-forma financial effects are presented for illustrative purposes only, and because of their nature may not be a fair reflection of Metropolitan's financial position after the transaction, nor of Metropolitan's future earnings.

| | Note | Actual before the transaction | Pro-forma after the transaction | Increase / (Decrease) (%) |
|---|---|---|---|---|
| Earnings per ordinary share (cents) | | 152.22 | 147.34 | (3.2) |
| Headline earnings per ordinary share (cents) | | 159.80 | 154.57 | (3.3) |
| Core headline earnings per ordinary share (cents) | | 62.09 | 61.28 | (1.3) |
| Adjusted net asset value per ordinary share (cents) | | 715 | 716 | 0.1 |
| Embedded value per ordinary share (cents) | | 1 068 | 1 053 | (1.4) |
| Actual number of ordinary shares in issue (millions) | | 707 | 740 | 4.7 |
| Weighted average number of ordinary shares in issue (millions) | | 699 | 732 | 4.7 |

**Notes:**

1) The pro-forma financial effects of the transaction set out above are based on the following assumptions:
   a) The earnings, headline earnings, core headline earnings, adjusted net asset value and embedded value per share reflected in the "before" column were extracted from Metropolitan's audited results for the year ended 31 December 2003; and

b) it is the intention of the parties, and of the transaction, that the Met Prefs convert into Met Ords within five years; therefore they have been treated as Met Ords to illustrate the fully diluted position.

2) For the purposes of calculating the unaudited pro-forma earnings, headline earnings and core headline earnings per Metropolitan share, it was assumed that:
   a) Investment income at an after-tax rate of 6.3% per annum (assuming a tax rate of 30%) was earned on the cash funds during the year ended 31 December 2003;
   b) Metropolitan issued 75 842 650 new shares to KTI on 1 January 2003;
   c) Metropolitan re-purchased 35 376 184 shares for R238 741 929 from Capricorn on 1 January 2003;
   d) Metropolitan re-purchased 7 371 002 shares through the market for R54 545 415 on 1 January 2003;
   e) costs totalling R4 500 000 million were written off against the share premium account on 1 January 2003; and
   f) the special dividend of R3 616 668 was paid on 31 March 2003.
3) For the purposes of calculating the unaudited pro-forma adjusted net asset value and embedded value per Metropolitan share:
   a) It was assumed that the transactions noted in 2 (a) to (e) above took place on 31 December 2003; and
   b) The Met Prefs have been treated as Met Ords.

## 13. DOCUMENTATION

A circular containing full details of the transaction, the creation of the Met Prefs and including a notice of general meeting and the opinion of the independent advisor, will be posted to Metropolitan shareholders in due course.

## 14. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

The cautionary issued on 26 May 2004 is hereby withdrawn.

Cape Town
17 June 2004

Sponsor to Metropolitan
Merrill Lynch South Africa (Pty) Ltd

Financial advisor to Metropolitan and arranger
Khumo Bathong Capital (Pty) Ltd

Attorneys to Metropolitan and transaction attorney
Deneys Reitz Inc

Attorneys to KTI
Webber Wentzel Bowens

Financial adviser to KTI
N M Rothschild & Sons (South Africa) (Pty) Ltd

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 22 June 2004 02:01 PM
**To:** Lotz, Michelle
**Subject:** BOARD APPOINTMENTS

2004-06-17 12:15:01
METROPOLITAN HOLDINGS LIMITED - CHANGES TO THE BOARD OF DIRECTORS
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
CHANGES TO THE BOARD OF DIRECTORS
In compliance with Section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, notice is hereby given that:
Messrs Eric Molobi and JJ Njeke will be appointed as directors of Metropolitan with effect from 1 July 2004 and Mr Andile Sangqu will be appointed as an alternate director to Mr Molobi. These newly appointed directors will hold office until the next annual general meeting of Metropolitan whereafter they will be eligible for re-election.
Cape Town
17 June 2004
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities
Date: 17/06/2004 12:15:02 PM Produced by the JSE SENS Department

CM14A

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 24/06/2004

Our Reference: 14535170
Box: 51912
Sequence: 32

SEKRETARI
Basket: SEKR01

RE: Amendment to Company Registration
Company Number: 2000/031756/06
Company Name: METROPOLITAN HOLDINGS

We have received a CM14A from you dated 03/05/2004.

The CM14A was accepted and placed on file.

Yours truly
**Registrar of Companies**
PVD

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

the dti
THE DEPARTMENT OF TRADE AND INDUSTRY SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

# OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
# RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -06- 22
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Acquisition payment date
Verkrygings betalingsdatum: 03/05/04

1. Gemagtigde kapitaal van maatskappy / Authorised capital of company:

PAR VALUE

| Getal aandele / Number of shares | Klas van aandele / Class of shares | Nominale bedrag van elke aandeel / Nominal amount of each share R | Gemagtigde kapitaal / Authorised capital R |
|---|---|---|---|
| 1 000 000 000 | Ordinary | 0.000001 | 1 000.000000 |
| Totaal / Total: 1 000 000 000 | | Totaal / Total | 1 000.000000 |

NO PAR VALUE

| Getal aandele / Number of shares | Klas van aandele / Class of shares |
|---|---|
| | |
| Totaal / Total | |

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisition by a company of shares issued by it/payments to shareholders, dated

Datum van ontvangs deur Registrateur van Maatskappye
Date of receipt by Registrar of Companies

Datumstempel van Registrasiekantoor vir Maatskappye
Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -06- 23
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrateur van Maatskappye
Registrar of Companies

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Posadres
Postal address: P O Box 2212
Bellville
7535

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer aangetoon

Issued capital of company as shown on the return of allotments dated

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalende kapitaal<br>Amount of issued paid-up capital<br>R |
| 711 978 077 | Ordinary | 0.000001 | 711.978077 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 711 978 077 | | Totaal / Total | 711.978077 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated Capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:

Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital . . . . . . . . . . . . . . R 711.978077

Verklaarde kapitaal - Stated Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . R

Premierekening - Premium account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . R 2 300 696 616.713430

Totale uitgereikte kapitaal - Total issued capital . . . . . . . . . . . . . . . . . . . . . . . R 2 300 697 328.691507

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.

Particulars of payments not indicated in Part 4.

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 7.371002 | Ordinary | 0.000001 | 7.371002 |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 7.371002 | | Totaal / Total | 7.371002 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe/Issued capital of company at date of this return:

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 704 607 075 | Ordinary | 0.000001 | 704.607075 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 704 607 075 | | Totaal / Total | 704.607075 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital . . . . . . . . R 704.607075

Verklaarde kapitaal - Stated Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . R

Premierekening - Premium account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . R 2 245 582 271.894430

Totale uitgereikte kapitaal - Total issued capital . . . . . . . . . . . . . . . . . . . . . . . . R 2 245 582 976.501505

Korrek gesertifiseer
Certified correct
Handtekening
Signature

Direkteur Bestuurder Sekretaris - Director Manager Secretary

Datum
Date 11 MAY 2004

Rubberstempel van maatskappy, as daar is, of van sekretarisse
Rubber stamp of company, if any, or of secretaries.

METROPOLITAN HOLDINGS LIMITED
Ref No: 2000/031756/06

Share register

| Issued share capital | Number of Issued Shares | | | | | Share Capital | | | | | | Total capital |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Listed ordinary shares | Listed incentive scheme shares | Total listed | Unlisted staff share purchase scheme shares | Total issued | Listed ordinary shares 02000 | Listed incentive scheme shares 02010 | Total listed | Unlisted staff share purchase scheme shares 02009 | Total issued excluding premium | Share premium 02006 | |
| **Balance as at 1 January 2002** | 688 425 332 | 6 370 400 | 694 795 732 | 32 984 750 | 727 780 482 | 688 425332 | 6.370400 | 694.795732 | 32 984750 | 727.780482 | 2 439 418 000 910000 | 2 439 418 728 690480 |
| Shares issued 1 December 2001 @ R8 30 | | | - | 1 682 800 | 1 682 800 | - | - | - | 1.682800 | 1 682800 | 13 967 238 317200 | 13 967 240 000000 |
| Shares released on 10 January 2002 | 33 200 | | 33 200 | (33 200) | - | 0.033200 | - | 0.033200 | (0.033200) | - | | - |
| **Balance as at 31 January 2002** | 688 458 532 | 6 370 400 | 694 828 932 | 34 634 350 | 729 463 282 | 688 458532 | 6.370400 | 694.828932 | 34 634350 | 729 463282 | 2 453 385 239.227200 | 2 453 385 968 690480 |
| Shares released on 25 April 2002 | 3 600 | | 3 600 | (3 600) | - | 0.003600 | - | 0.003600 | (0.003600) | - | | - |
| **Balance as at 30 April 2002** | 688 462 132 | 6 370 400 | 694 832 532 | 34 630 750 | 729 463 282 | 688.462132 | 6.370400 | 694 832532 | 34 630750 | 729 463282 | 2 453 385 239 227200 | 2 453 385 968 690480 |
| Share cancelled | (18 946 025) | | (18 946 025) | - | (18 946 025) | (18.946025) | - | (18.946025) | - | (18 946025) | (143 175 222 330000) | (143 175 241 276025) |
| **Balance as at 31 May 2002** | 669 516 107 | 6 370 400 | 675 886 507 | 34 630 750 | 710 517 257 | 669 516107 | 6 370400 | 675 886507 | 34.630750 | 710 517257 | 2 310 210 016 897200 | 2 310 210 727 414460 |
| Shares released 3 June 2002 | 55 000 | - | 55 000 | (55 000) | - | 0.055000 | - | 0.055000 | (0.055000) | - | - | - |
| Shares cancelled | (992 436) | | (992 436) | | (992 436) | (0.992436) | - | (0.992436) | - | (0.992436) | (6 634 101 440480) | (6 634 102 432916) |
| **Balance as at 30 June 2002** | 668 578 671 | 6 370 400 | 674 949 071 | 34 575 750 | 709 524 821 | 668 578671 | 6.370400 | 674 949071 | 34.575750 | 709 524821 | 2 303 575 915 456720 | 2 303 576 624 981540 |
| Shares allocated on 2 June 2002 @ R6 53 | (1 000 000) | 1 006 100 | 6 100 | 12 485 100 | 12 491 200 | (1 000000) | 1 006100 | 0.006100 | 12 485100 | 12 491200 | 81 567 523 508800 | 81 567 536 000000 |
| **Balance as at 31 July 2002** | 667 578 671 | 7 376 500 | 674 955 171 | 47 060 850 | 722 016 021 | 667.578671 | 7 376500 | 674.955171 | 47 060850 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released at 20 August 2002 | 400 | - | 400 | (400) | - | 0.000400 | - | 0.000400 | (0.000400) | - | | - |
| **Balance as at 30 September 2002** | 667 579 071 | 7 376 500 | 674 955 571 | 47 060 450 | 722 016 021 | 667 579071 | 7 376500 | 674 955571 | 47 060450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 30 October 2002 | 50 000 | - | 50 000 | (50 000) | - | 0.050000 | - | 0.050000 | (0.050000) | - | - | - |
| **Balance as at 31 October 2002** | 667 629 071 | 7 376 500 | 675 005 571 | 47 010 450 | 722 016 021 | 667.629071 | 7.376500 | 675.005571 | 47 010450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 9 December 2002 | 60 000 | - | 60 000 | (60 000) | - | 0.060000 | - | 0.060000 | (0.060000) | - | - | - |
| Share issued 2 December 2002 | - | - | - | 12 536 000 | 12 536 000 | | | - | 12.536000 | 12 536000 | 78 349 987 464000 | 78 350 000 000000 |
| **Balance as at 31 December 2002** | 667 689 071 | 7 376 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667 689071 | 7.376500 | 675.065571 | 59 486450 | 734 552021 | 2 463 493 426 429520 | 2 463 494 160 981540 |
| Shares released | 35 000 | (35 000) | - | | - | 0.035000 | (0.035000) | - | - | - | - | - |
| Share schedule adjusted | (9 000) | 9 000 | - | | - | (0.009000) | 0.009000 | - | - | - | - | - |
| Shares issued 2 June 2003 @ R5 25 | - | 2 650 200 | 2 650 200 | 4 318 000 | 6 968 200 | - | 2.650200 | 2.650200 | 4 318000 | 6 968200 | 36 583 043 031800 | 36 583 050 000000 |
| Shares released at 25 August 2003 | 26 000 | - | 26 000 | (26 000) | - | 0.026000 | - | 0.026000 | (0.026000) | - | - | - |
| Shares released at 10 November 2003 | 6 900 | - | 6 900 | (6 900) | - | 0.006900 | - | 0.006900 | (0.006900) | - | - | - |
| Shares issued 17 November 2003 @ R6 85 | - | - | - | 6 182 200 | 6 182 200 | - | - | - | 6 182200 | 6 182200 | 42 348 063 817800 | 42 348 070 000000 |
| Shares cancelled 15 December 2003 | (348 160) | - | (348 160) | - | (348 160) | (0.348160) | - | (0.348160) | - | (0.348160) | (2 389 166 942393) | (2 389 167 290553) |
| Share schedule adjusted | 20 600 | (20 600) | - | - | - | 0.020600 | (0.020600) | - | - | - | - | - |
| Shares released 8 January 2004 | 41 000 | - | 41 000 | (41 000) | - | 0.041000 | - | 0.041000 | (0.041000) | - | - | - |
| **Balance as at 31 December 2003** | 667 461 411 | 9 980 100 | 677 441 511 | 69 912 750 | 747 354 261 | 667 461411 | 9.980100 | 677.441511 | 69 912750 | 747 354261 | 2 540 035 366 336730 | 2 540 036 113 690990 |
| Shares released 4 February 2004 | 35 000 | | 35 000 | (35 000) | - | 0.035000 | - | 0.035000 | (0.035000) | - | | - |
| Shares released 20 February 2004 | 29 000 | | 29 000 | (29 000) | - | 0.029000 | - | 0.029000 | (0.029000) | - | | - |
| Shares released 1 March 2004 | 202 100 | | 202 100 | (202 100) | - | 0.202100 | - | 0.202100 | (0.202100) | - | | - |
| Shares released 17 March 2004 | 18 200 | | 18 200 | (18 200) | - | 0.018200 | - | 0.018200 | (0.018200) | - | | - |
| Shares released 25 March 2004 | 7 600 | | 7 600 | (7 600) | - | 0.007600 | - | 0.007600 | (0.007600) | - | | - |
| Shares released | 11 800 | (11 800) | - | | - | 0.011800 | (0.011800) | - | - | - | | - |
| Share schedule adjusted | 800 | (800) | - | | - | 0.000800 | (0.000800) | - | - | - | | - |
| Shares released 5 April 2004 | 6 400 | | 6 400 | (6 400) | - | 0.006400 | - | 0.006400 | (0.006400) | - | | - |
| Shares cancelled | (35 376 184) | | (35 376 184) | | (35 376 184) | (35.376184) | - | (35.376184) | - | (35 376184) | (239 338 749 623297) | (239 338 784 999481) |
| Shares released 20 April 2004 | 23 300 | | 23 300 | (23 300) | - | 0.023300 | - | 0.023300 | (0.023300) | - | | - |
| Shares released 30 April 2004 | 64 700 | | 64 700 | (64 700) | - | 0.064700 | - | 0.064700 | (0.064700) | - | | - |
| | 632 484 127 | 9 967 500 | 642 451 627 | 69 526 450 | 711 978 077 | 632 484127 | 9 967500 | 642.451627 | 69 526450 | 711 978077 | 2 300 696 616 713430 | 2 300 697 328 691510 |
| Shares cancelled | (7 371 002) | | (7 371 002) | | (7 371 002) | (7 371002) | - | (7 371002) | - | (7 371002) | (55 114 344 818998) | (55 114 352 190000) |
| | 625 113 125 | 9 967 500 | 635 080 625 | 69 526 450 | 704 607 075 | 625 113125 | 9 967500 | 635 080625 | 69 526450 | 704 607075 | 2 245 582 271 894430 | 2 245 582 976 501510 |

CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF THE 2ND ANNUAL GENERAL MEETING OF MEMBERS OF METROPOLITAN HOLDINGS LTD (previously New Africa Capital Ltd) HELD ON 27 MAY 2003

---

IT WAS RESOLVED:

"THAT the board of directors of the company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next following annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- this general approval to acquire shares be limited in the case of an acquisition by the Company of its own shares to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;
- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;
- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- the capital adequacy requirements, applicable to the Company, will not be compromised."

MRS B GOBODO-MBOMVU
GROUP COMPANY SECRETARY
2004-05-12

METROPOLITAN
HOLDINGS LIMITED

03 May 2004

The Registrar of Companies

P O Box 429

Pretoria

0001

Dear Sir

ACQUISITION OF SHARES

he undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 3rd DAY OF MAY 2004

PRESTON SPECKMANN

GROUP FINANCE DIRECTOR

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 26/07/2004

Our Reference: 14553986
Box: **52199**
Sequence: **34**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 21/06/2004.

The CM29 was accepted and placed on file.

The following change was effected:
Add Record
Surname = MOLOBI
First Names = ERIC
Status = Active

The following change was effected:
Add Record
Surname = NJEKE
First Names = MFUNDISO JOHNSON NTABANKULU
Status = Active

The following change was effected:
Add Record
Surname = SANGQU
First Names = ANDILE HESPERUS
Status = Active

Yours truly

**Registrar of Companies**

EMI

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 17/08/2004

Our Reference: 14681583
Box: **53850**
Sequence: **9**

BONGIWE GOBODO-MBOMVU
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM52 (Exemption from lodging annual financial statements) from you dated 02/06/2004.

The CM52 was accepted and placed on file.

Yours truly
**Registrar of Companies**
ICZ

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

RECEIVED

2004 NOV 23 A 11:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# METROPOLITAN HOLDINGS LIMITED

## CIRCULAR TO SHAREHOLDERS

THE PROPOSED BLACK ECONOMIC EMPOWERMENT
TRANSACTION WITH
KAGISO TRUST INVESTMENTS (PROPRIETARY) LIMITED

AND

ODD-LOT OFFER

AUGUST 2004

METROPOLITAN
HOLDINGS LIMITED

## THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**Action Required**

1. If you are in any doubt as to the action you should take in relation to this circular, please consult your Central Securities Depository Participant ("CSDP"), stockbroker, banker, accountant, legal adviser or other professional adviser immediately.
2. If you have disposed of all your shares in Metropolitan Holdings Limited ("Metropolitan"), please forward this circular to the stockbroker, banker or agent through whom you disposed of such shares.
3. If you are the registered holder of certificated Metropolitan shares or you hold dematerialised Metropolitan shares and have recorded your shareholding in your own name in the sub-register maintained by your CSDP, and if you are unable to attend the general meeting of shareholders of Metropolitan to be held at 11:00 on Wednesday, 1 September 2004 in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town and wish to be represented at the general meeting, you must complete and return the attached form of proxy (white) in accordance with the instructions contained therein so as to be received by the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited (in South Africa) or Transfer Secretaries (Proprietary) Limited (in Namibia), by no later than 11:00 on Monday, 30 August 2004.
4. Shareholders who have dematerialised their Metropolitan shares (other than those shareholders whose shareholding is recorded in their own name on the sub-register maintained by their CSDP) must provide their CSDP with their voting instructions for the general meeting in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP to provide them with the necessary authority to attend and vote at the general meeting.
5. **If you are a registered certificated holder of less than 100 certificated Metropolitan shares at the close of business on Friday, 17 September 2004 and have not completed and returned the attached form of election and surrender (blue) in accordance with the instructions detailed on such form so as to be received by the transfer secretaries by 12:00 on Friday, 17 September 2004, your Metropolitan shares will be automatically acquired by Metropolitan at the offer price plus a premium of 5% and the proceeds remitted to you upon surrender of your documents of title.**
6. **If you are a dematerialised shareholder and hold less than 100 Metropolitan shares at the close of business on Friday, 17 September 2004, and you fail to provide your CSDP or broker with your election, then your Metropolitan shares will be automatically acquired by Metropolitan at the offer price plus a premium of 5% and the proceeds credited to your account with your CSDP.**

METROPOLITAN
HOLDINGS LIMITED

**METROPOLITAN HOLDINGS LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

# Circular to shareholders

regarding:

- **the creation, allotment and issue of 75 842 650 variable rate cumulative convertible redeemable preference shares of 0.0001 cents each;**
- **the amendment of the Company's memorandum and articles of association;**
- **an odd-lot offer, including:**
  - **the proposing of an odd-lot offer;**
  - **a specific authority for Metropolitan to repurchase its shares for the purpose of the odd-lot offer;**
  - **a specific authority for Metropolitan to issue shares for cash for the purpose of the odd-lot offer;**
- **a general authority to make payments to shareholders;**

and incorporating:

- **a notice of general meeting of shareholders;**
- **a form of proxy (white); and**
- **a form of election and surrender (blue) for the odd-lot offer.**

| Legal adviser | Sponsor and independent expert | Reporting accountant | Corporate adviser |
|---|---|---|---|
| DENEYS REITZ ATTORNEYS | Merrill Lynch<br>Global Markets & Investment Banking Group<br>Merrill Lynch South Africa (Pty) Ltd<br>Registration number 1995/001805/07<br>Registered Sponsor and Member of the JSE Securities Exchange South Africa | PRICEWATERHOUSECOOPERS<br>PricewaterhouseCoopers Inc<br>Chartered Accountants (SA)<br>Registered Accountants and Auditors<br>(Registration no 1998/012055/21) | KHUMO BATHONG CAPITAL |

Date of issue: 6 August 2004

# CORPORATE INFORMATION

## METROPOLITAN HOLDINGS LIMITED

**Secretary and registered office**
Mrs B Gobodo-Mbomvu
Metropolitan Holdings Limited
(Registration number 2000/031756/06)
7 Parc du Cap
Mispel Road
Bellville, 7530
(PO Box 2212, Bellville, 7535)
Telephone number: 021 940 5911

**Legal advisers**
Deneys Reitz Inc.
(Registration number 1984/003385/21)
8th Floor, Southern Life Centre
8 Riebeek Street
Cape Town, 8001
(Private Bag X10, Roggebaai, 8012)

**Sponsor in South Africa**
Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the JSE Securities Exchange South Africa)
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2146)

**Corporate Adviser and Debt Arranger**
Khumo Bathong Capital (Proprietary) Limited
(Registration number 2004/005800/07)
Riverwoods Office Park
1st Floor, cnr Civin and Johnson Drive
Bedfordview, 2007
(P O Box 2031, Bedfordview, 2008)

**Transfer secretaries in South Africa**
Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone number: 011 870 8208

**Sponsor in Namibia**
Simonis Storm Securities (Proprietary) Limited
(Member of the Namibian Stock Exchange)
(Registration number 96/421)
Suite C, 152 Robert Mugabe Avenue
Windhoek
Namibia
(PO Box 3970, Windhoek)

**Transfer secretaries in Namibia**
Transfer Secretaries (Proprietary) Limited
(Registration number 93/713)
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia
(PO Box 2401, Windhoek)

**Reporting Accountants**
PriceWaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Waterhouse Place No 1
Century City, 7441
(PO Box 2799, Cape Town, 8000)

**Independent Expert**
Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch group)
(Registered Sponsor and Member of the JSE Securities Exchange South Africa)
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2146)

## KAGISO TRUST INVESTMENTS (PROPRIETARY) LIMITED

**Registered Office**
Kagiso House
16 Fricker Road
Illovo, 2196
(PO Box 55276, Northlands, 2116)

**Corporate advisers**
NM Rothschild & Sons (South Africa) (Pty) Limited
First Floor, Kagiso House
16 Fricker Road
Illovo, 2196
(PO Box 411332, Craighall, 2024)

**Legal advisers**
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

# TABLE OF CONTENTS

# IMPORTANT DATES AND TIMES

| | 2004 |
|---|---|
| Election period for the odd-lot offer opens on | Friday, 6 August |
| Forms of proxy for the general meeting of shareholders to be received by the transfer secretaries by 11:00 on | Monday, 30 August |
| Offer price finalised and announced on SENS on | Tuesday, 31 August |
| Offer price published in the South African and Namibian press on | Wednesday, 1 September |
| General meeting of shareholders to be held at 11:00 on | Wednesday, 1 September |
| Results of the general meeting and finalisation announcement published on SENS on | Wednesday, 1 September |
| Results of the general meeting and finalisation announcement published in the South African and Namibian press on | Thursday, 2 September |
| Last day to trade in order to participate in/be eligible for the odd-lot offer on | Friday, 10 September |
| Shares trade "ex" odd-lot offer | Monday, 13 September |
| Election period for the odd-lot offer closes at 12:00 on (See note 2) | Friday, 17 September |
| Forms of election and surrender (together with relevant documents of title/cheque/banker's draft, as applicable in respect of certificated shareholders) for the odd-lot offer to be received by the transfer secretaries by 12:00 on (See note 2) | Friday, 17 September |
| Record date to determine those shareholders entitled to participate in the odd-lot offer at the close of business on | Friday, 17 September |
| Results of the odd-lot offer announcement on SENS on | Monday, 20 September |
| Implementation of the odd-lot offer takes effect at the commencement of business on | Monday, 20 September |
| Accounts of dematerialised odd-lot holders updated and debited/credited at CSDP/broker in respect of the odd-lot offer, cheques posted to certificated odd-lot holders who have elected to sell their odd-lots and share certificates posted to shareholders who have elected to acquire additional shares, from | Monday, 20 September |
| Results of the odd-lot offer published in the South African and Namibian press on | Tuesday, 21 September |
| Expected date of issue of the unlisted Met prefs | Friday, 1 October |

**Notes:**

1. Any Metropolitan shares purchased on the JSE or NSX after Friday, 10 September 2004 will not be eligible to participate in the odd-lot offer.
2. Dematerialised odd-lot holders are required to notify their duly appointed CSDP of their election of the odd-lot offer in the manner and time stipulated in the custody agreement governing the relationship between the odd-lot holder and his CSDP.
3. Certificated odd-lot holders who have elected by 12:00 on Friday, 17 September 2004 to acquire additional Metropolitan shares will be sent a share certificate in respect of their new Metropolitan shares by registered post from Monday, 20 September 2004 at the risk of the odd-lot holders concerned. Cheques will be posted to certificated odd-lot holders who have elected to sell their odd-lots from Monday, 20 September 2004 at the risk of the odd-lot holders concerned.
4. Certificated shareholders should be aware that they will not be able to trade their Metropolitan shares unless their share certificates have been dematerialised. This period could be 24 hours up to 10 days, depending on volumes processed. Shareholders may not dematerialise or rematerialise their Metropolitan shares between Monday, 13 September 2004 and Friday, 17 September 2004, both days inclusive.
5. The above dates and times are subject to change. Any changes will be published in the South African and Namibian press and released on the Securities Exchange News Service (SENS).

## DEFINITIONS

In this circular and the documents attached to it, unless otherwise stated or the context otherwise requires, reference to the singular includes the plural and vice versa, words denoting one gender include the other, words denoting natural persons include legal persons and associations of persons and vice versa and the words in the first column shall have the meaning stated opposite them in the second column:

| | |
|---|---|
| "Absa" | Absa Bank Limited (Registration number 1986/004794/06), acting through its Absa Corporate and Merchant Bank Division; |
| "articles of association" | the articles of association of Metropolitan, as amended or supplemented from time to time; |
| "bank consortium" | a consortium of banks, comprising Absa, RMB and Nedbank; |
| "BEE" | black economic empowerment; |
| "board" | the board of directors of Metropolitan, as constituted from time to time; |
| "cash alternative" | the right of the odd-lot holders to sell odd-lot holdings to Metropolitan at the offer price plus a premium of 5% (referred to in paragraph 21.1.2.2 of the circular); |
| "certificated shareholders" | shareholders who have not dematerialised their Metropolitan shares; |
| "certificated shares" | shares which are evidenced by a certificate and which have not yet been surrendered for dematerialisation; |
| "Charter" | the Financial Sector Charter adopted by various stakeholders in the financial services industry in 2003; |
| "circular" | this bound document, dated 6 August 2004, including all annexures hereto, the notice of general meeting, the form of proxy and the form of election and surrender (blue); |
| "common monetary area" | South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho; |
| "Companies Act" | the Companies Act, 1973 (Act 61 of 1973), as amended; |
| "Computershare Custodial Services" | Computershare Custodial Services Limited (Registration number 2000/006082/06), a registered depository institution within the provisions of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended, and accredited as a CSDP under the provisions of section 91A of the Companies Act and the Regulations promulgated thereunder, being the custodian of the shares in Metropolitan recorded in the register in the name of Computershare Nominees; |
| "Computershare Nominees" | Computershare Nominees (Proprietary) Limited (Registration number 1999/008543/07), a wholly-owned subsidiary of Computershare Custodial Services; |
| "CSDP" | a Central Securities Depository Participant registered in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended; |
| "custody agreement" | the custody mandate agreement between a dematerialised shareholder and a CSDP covering their relationship in respect of dematerialised shares held by the CSDP; |
| "dematerialised shareholders" | shareholders who have dematerialised their Metropolitan shares; |
| "dematerialised" or "dematerialisation" | the process by which certificated shares are converted into electronic form under the STRATE system with a CSDP; |
| "dematerialised shares" | shares which are by virtue of section 91A of the Companies Act transferable without a written instrument and are not evidenced by a certificate; |

| | |
|---|---|
| "directors" | the directors of Metropolitan detailed on page 28 of this circular; |
| "document(s) of title" | share certificates or certified deeds or any other document(s) of title acceptable to Metropolitan in respect of certificated shares; |
| "the equity stake" | 10.25% of the total issued share capital of Metropolitan immediately after the Met prefs are issued; |
| "financial ratios" | collectively the following financial ratios:<br>1. dividend per Met ord;<br>2. value of new business; and<br>3. fully diluted core headline earnings per Met ord; |
| "financing agreements" | the agreements to be entered into among some or all of the bank consortium, Newco, SPV, KTI and Metropolitan to regulate and implement the subscription by the bank consortium for the SPV prefs; |
| "general meeting" | the general meeting of shareholders to be held at 11:00 on Wednesday, 1 September 2004 in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town, to consider the resolutions required to implement the transaction, odd-lot offer and the general authority to make payments to shareholders; |
| "issue date" | the date of issue of the Met prefs, which is expected to be 1 October 2004; |
| "issue for cash" | an issue by Metropolitan of Metropolitan shares for cash as contemplated in paragraph 5.50 of the Listings Requirements; |
| "issue price" | R7.12 per Met pref; |
| "Issuer-Sponsored Nominee Programme" | the programme initiated by Metropolitan and Computershare Custodial Services to establish and/or appoint Computershare Nominees to hold Metropolitan shares on behalf of shareholders who have elected to participate in the programme in accordance with the circular to shareholders dated 21 September 2001; |
| "JSE" | the JSE Securities Exchange South Africa; |
| "KTI" | Kagiso Trust Investments (Proprietary) Limited<br>(Registration number 1993/007845/07); |
| "last day to trade" | Friday, 10 September 2004; |
| "last practicable date" | the last practicable date prior to finalising the circular, being Thursday, 29 July 2004; |
| "Listings Requirements" | the Listings Requirements of the JSE, as amended from time to time; |
| "Met prefs" | the 75 842 650 variable rate cumulative convertible redeemable preference shares in the share capital of Metropolitan with a par value of 0.0001 cents and a premium of R7.119999 each to be issued by Metropolitan to the SPV; |
| "Metropolitan" or "the Company" | Metropolitan Holdings Limited (Registration number 2000/031756/06), a public company whose ordinary shares are listed on the JSE and NSX; |
| "Metropolitan Group" | Metropolitan, its subsidiaries and associate companies; |
| "Metropolitan shares" or "Met ords" | ordinary shares having a par value of 0.0001 cents each in the authorised and issued share capital of Metropolitan, specifically including, without limitation, dematerialised shares; |
| "NAIL" | New Africa Investments Limited (Registration number 1993/002467/06); |
| "Nedbank" | Nedbank Limited (Registration number 1951/000009/06), acting through its Capital Division; |

| | |
|---|---|
| "Newco" | Off the Shelf Investments 109 (Proprietary) Limited (Registration number 2004/013168/07), a wholly-owned subsidiary of KTI; |
| "NSX" | the Namibian Stock Exchange; |
| "odd-lot offer" | collectively, the cash alternative, the top-up alternative and the retention alternative (referred to in Part II of this circular); |
| "odd-lot holders" | shareholders holding odd-lot holdings on the record date; |
| "odd-lots" or "odd-lot holdings" | total shareholdings of less than 100 Metropolitan shares; |
| "offer price" | the price per Metropolitan share equivalent to the volume weighted average trading price of Metropolitan shares on the JSE over the five trading days commencing on Tuesday, 24 August 2004 and ending on Monday, 30 August 2004; |
| "record date" | the record date for the odd-lot offer, being the close of business on Friday, 17 September 2004; |
| "Registrar of Companies" | the Registrar of Companies as defined in the Companies Act; |
| "relationship agreement" | the agreement concluded on 10 June 2004 between Metropolitan, KTI, Newco, and the SPV providing for the transaction and detailing their future relationship; as amended; |
| "resolutions" | the special and ordinary resolutions contained in the notice of general meeting; |
| "retention alternative" | the right of the odd-lot holders to retain their odd-lot holdings (referred to in paragraph 21.1.2.3 of the circular); |
| "RMB" | FirstRand Bank Limited (Registration number 1929/001225/06), acting through its Rand Merchant Bank Division; |
| "SENS" | the Securities Exchange News Service of the JSE; |
| "shareholders" | certificated and dematerialised holders of Metropolitan shares; |
| "South Africa" | the Republic of South Africa; |
| "SPV" | Off the Shelf Investments 108 (Proprietary) Limited (Registration number 2004/013271/07), a wholly-owned subsidiary of Newco; |
| "the SPV prefs" | the variable rate cumulative redeemable "A" preference shares in the share capital of the SPV with a par value of R1,00 each; |
| "STRATE" | STRATE Limited (Registration number 1998/022242/06); |
| "10% threshold" | 10% (on a fully diluted basis and excluding the treasury shares) of the aggregate number of the Met prefs and Met ords in issue immediately after the issue date; |
| "top-up alternative" | the right of the odd-lot holders to purchase a sufficient number of additional Metropolitan shares at the offer price in order to increase their odd-lot holdings to 100 Metropolitan shares (referred to in paragraph 21.1.2.1 of the circular); |
| "transaction" | the proposed BEE transaction described in this circular pursuant to which KTI will acquire the equity stake; |
| "transfer secretaries" | Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07) (in South Africa) and Transfer Secretaries (Proprietary) Limited (Registration number 93/713) (in Namibia); and |
| "treasury shares" | Met ords held from time to time by subsidiaries of Metropolitan. |

**METROPOLITAN**
**HOLDINGS LIMITED**

**METROPOLITAN HOLDINGS LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

**Board of directors**

*Non-executive directors:*

G T Serobe (Group Chairman)
N Z Buthelezi
I Charnley
W P Esterhuyse
P C Lamprecht
S A Muller
J E Newbury
F A Sonn
M L Smith
J C van Reenen
S D M Zungu
E Molobi
M J N Njeke
A H Sangqu (alternate)

*Executive directors:*

P R Doyle (Group Chief Executive)
A M Sithole
P E Speckmann (Group Financial Officer)

**Group secretary**

B Gobodo-Mbomvu

# CIRCULAR TO SHAREHOLDERS

## PART I - The proposed BEE transaction with KTI

1. **INTRODUCTION**

Metropolitan is a leading BEE company and is constantly seeking opportunities to enhance its empowerment status. Metropolitan has been involved for some time in developing an appropriate broad-based BEE ownership strategy to meet its overall empowerment objectives and to comply with the ownership requirements applicable to it, as contained in the Charter and related black empowerment legislation governing the financial services sector in South Africa.

To this end, on 18 June 2004 it was announced in the press and SENS that, as part of this empowerment strategy, Metropolitan and KTI concluded the relationship agreement that will result in KTI acquiring the equity stake. The purpose of Part I of the circular is to provide shareholders with details of the terms and conditions of the transaction and the amendments to the articles of association required to implement the transaction.

2. **NATURE OF BUSINESS OF METROPOLITAN**

Metropolitan is a long-term financial services group based in South Africa, with operations in southern and east Africa. The group was founded in 1898 and has been listed on the JSE since 1986.

Metropolitan offers a comprehensive product range consisting of life assurance, employee benefits, medical aid scheme administration, unit trusts and asset management.

Metropolitan is divided into four different businesses namely, Corporate, Retail, International and Health business.

## 3. KAGISO TRUST AND KTI

The Kagiso Trust is a broad-based charitable organisation set up by the SA Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities, with a focus on education, healthcare and general poverty alleviation. KTI was formed in December 1993 by the Kagiso Trust as a vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments, good financial management and corporate governance.

The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based BEE groups.

KTI provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning.

## 4. RATIONALE FOR THE TRANSACTION

Metropolitan was ranked first in the financial services sector and fourth overall in terms of empowerment in the April 2004 Financial Mail Top Empowerment Companies survey. This survey ranks the top 200 listed companies in South Africa and was carried out by the Financial Mail in conjunction with empowerment rating agency Empowerdex.

The survey rates companies in terms of a number of factors. Metropolitan scored very well in the management (93.6%), employment equity (74.8%) and skills development (91.6%) categories but did not perform as well in terms of direct ownership.

The transaction will be a first step in addressing the issue of direct and strategic ownership, thereby confirming Metropolitan's commitment to BEE and both preserving and enhancing Metropolitan's business opportunities.

## 5. SALIENT TERMS OF THE TRANSACTION

### 5.1 Transaction structure

KTI, through a wholly-owned private company, Newco, has procured the incorporation of the SPV to be the vehicle for the financing of the transaction. Newco will subscribe for 100% of the issued ordinary share capital of the SPV for a total subscription price of R30 million. The SPV will issue the SPV prefs for an aggregate consideration of R510 million to the bank consortium. The SPV will therefore receive funds totalling R540 million.

It is proposed that Metropolitan creates the Met prefs and issues such Met prefs to the SPV at a price of R7.12 per share, which amounts to a total subscription consideration of R540 million.

The proceeds of the issue of the Met prefs will be utilised by Metropolitan to fund its normal working capital requirements to grow the business and to fund potential acquisitions.

The issue price was determined on the weighted average of:

5.1.1 the purchase price per Met ord repurchased by Metropolitan from NAIL earlier in the year of R6.75, referred to in the announcement published on SENS on 13 April 2004, and

5.1.2 the 30 day volume weighted average price per Met ord traded on the JSE as at 18 May 2004, being the date on which Metropolitan and KTI reached an in-principle agreement on the transaction.

### 5.2 The salient terms of the Met prefs

#### 5.2.1 Type

The Met prefs are variable rate cumulative convertible redeemable preference shares. Although these shares will not be listed on the JSE, application will be made to the JSE for listing of the Met ords resulting from the conversion of the Met prefs in accordance with their terms.

5.2.2 **Duration**

The Met prefs are, subject to the consent of the bank consortium, convertible into Met ords on a one for one basis from three years and one day after the issue date and then, if not converted, compulsorily redeemable on the fifth anniversary of the issue date. The Met prefs will become redeemable if there is an early redemption of the SPV prefs as a result of the occurrence of certain default events. The Met prefs once issued shall constitute 10.25% of Metropolitan's issued share capital.

5.2.3 **Voting**

Although the Met prefs will not be listed, they will carry voting rights *pari passu* with the Met ords. A dispensation in this regard has been granted by the JSE subject to the conditions detailed in paragraph 7 of the circular.

5.2.4 **Dividends**

The dividend rate per annum payable by Metropolitan on the Met prefs will be the sum of the following:

- 74% of the prime rate as charged by First National Bank, a division of FirstRand Bank Limited;
- an initial margin of 0.5%;
- an additional performance margin of 0.5% every six months on the achievement by KTI of certain qualitative milestones agreed upon by KTI and Metropolitan for each six month period in advance, which will be paid on the next dividend payment date, and then semi-annually until the redemption of the Met prefs;
- an additional out-performance quantitative margin calculated semi-annually, based on the average of the growth in the financial ratios achieved by Metropolitan in excess of 9%. The out-performance margins range between 0.065% and 0.545%, and will be paid on the dividend date following the period in which the growth in the financial ratios is achieved, and thereafter semi-annually until redemption of the Met prefs.

The dividends will be paid semi-annually in arrears on 30 September and 31 March each year.

5.2.5 **Additional dividends**

An additional dividend of R1 350 000 will be paid on the Met prefs within seven days of the issue date and a further R2 266 668 with the first dividend payment.

Any special dividend declared and/or reduction of capital authorised by Metropolitan on the Met ords will result in a similar special dividend becoming payable on the Met prefs and/or a corresponding reduction of Met pref capital.

## 6. RELEVANT TERMS OF RELATIONSHIP AGREEMENT

Metropolitan, KTI, Newco and the SPV concluded the relationship agreement to regulate their future relationship, the relevant terms of which are as follows:

6.1 **Undertakings by KTI**

KTI has undertaken that it will, for as long as it is a shareholder, directly or indirectly through its holding in the SPV, in more than 2.5% of Metropolitan's issued share capital:

- not conclude or participate in any transaction with a business competing with Metropolitan, if it would acquire, directly or indirectly, an interest in such business that exceeds 2.5% of the value of such business;
- not carry on or be interested or engaged, directly or indirectly, in any business that competes with Metropolitan;
- procure that no executives of KTI or its subsidiaries will be represented on the board or be involved in the management of a business competing with Metropolitan;

without Metropolitan's prior written consent.

This provision will not prohibit KTI or any of its subsidiaries from carrying on any business currently conducted by them or prevent any company in which KTI has an indirect interest but which is not controlled by KTI or its subsidiaries from expanding its existing business.

6.2 **Restriction on disposal of Met ords**

During the first five years after the issue date, the SPV will be entitled to dispose of any Met ords into which any Met prefs may have been converted, provided that:

- after such disposal the number of Met prefs and Met ords held by the SPV does not fall below the 10% threshold;
- the proceeds are either deposited with the banking consortium or utilised to redeem the SPV prefs; and
- Metropolitan's written consent to such disposal is obtained.

In the period from the fifth anniversary to the tenth anniversary of the issue date, the SPV will be entitled, without the consent of Metropolitan, to sell Met ords to the extent that after such sale the number of Met prefs and Met ords held by the SPV does not fall below the 10% threshold. Any sale of Met ords in excess of the number which the SPV is entitled to sell pursuant to this provision may only take place with the prior written consent of Metropolitan.

After the tenth anniversary, the SPV will be entitled to sell any or all of the Met ords held by it.

In all cases, the SPV will only be entitled to sell Met ords if it has first offered such shares to Metropolitan or its nominee.

6.3 **Restriction on disposal of SPV and Newco ordinary shares**

During the first five years after the issue date, neither KTI nor Newco will be entitled to dispose of any Newco or SPV ordinary shares held by either of them.

In the period from the fifth anniversary to the tenth anniversary of the issue date, KTI and/or Newco will be entitled, without the consent of Metropolitan, to sell Newco or SPV ordinary shares, provided that after such disposal the number of Met prefs and Met ords indirectly held by KTI does not fall below the 10% threshold. Any sale of Newco or SPV ordinary shares in excess of the number which KTI and/or Newco is entitled to sell pursuant to this provision may only take place with the prior written consent of Metropolitan.

After the tenth anniversary, KTI and/or Newco will be entitled to sell Newco and/or SPV ordinary shares without the consent of Metropolitan.

In all cases, KTI and/or Newco will only be entitled to sell Newco and/or SPV ordinary shares if it has first offered such shares to Metropolitan or its nominee.

6.4 **BEE and the Charter**

KTI warrants that, as at the issue date and until the tenth anniversary of the issue date:

- it is and will remain a black company as defined in the Charter;
- the Kagiso Trust is a shareholder of KTI and will hold not less than 25% of the issued shares of KTI; and
- the Kagiso Trust is a broad-based BEE group.

6.5 **Appointment of Metropolitan directors**

KTI will initially be entitled to nominate two persons for appointment as directors of Metropolitan, subject to the articles of association of Metropolitan. Messrs E Molobi and MJN Njeke were appointed as directors with effect from 1 July 2004, with Mr AH Sangqu as an alternate director to Mr Molobi. In terms of the articles of association, they will hold office until the next annual general meeting of Metropolitan, when they will be eligible for re-election by the shareholders.

7. **JSE CONDITIONS**

The JSE does not ordinarily allow the creation of unlisted securities with voting and other rights attached thereto, but in the interests of BEE, has agreed to the creation, allotment and issue of the Met prefs, subject to the following conditions:

7.1 The articles of association be amended to reflect:

7.1.1 the terms governing Met prefs;

7.1.2 that any issue of Met prefs is subject to the provisions of the Listings Requirements;

7.1.3 that no further Met prefs may be issued without the approval of the JSE and shareholders;

7.1.4 that the holder of the Met prefs may not veto any resolution that would otherwise have been passed by the holders of Met ords together with the holder of the Met prefs; and

7.1.5 that notwithstanding any article pertaining to general meetings of ordinary and/or preference shareholders, the votes cast by each holder will rank equally;

7.2 The terms governing the Met prefs are set out in the notice of the general meeting;

7.3 The Met prefs may not be taken into account by Metropolitan in categorising future transactions contemplated in Section 9 of the Listings Requirements but the votes attaching to the Met prefs may be cast at a shareholder meeting of Metropolitan convened to consider such transaction;

7.4 The relevant paragraphs of Section 5 of the Listings Requirements, relating to specific issues of shares for cash, are to be applied to the issue of the Met prefs, in terms of both the disclosure required and the level of shareholder approval to be obtained;

7.5 The inclusion of an independent fair and reasonable opinion in compliance with Schedule 5 and Section 5 of the Listings Requirements, insofar as may be necessary;

7.6 Metropolitan will provide periodic updates to its shareholders on an interim and annual basis regarding the status of the transaction; and

7.7 The Met prefs must be held in escrow with Metropolitan's attorneys.

## 8. AMENDMENT OF THE ARTICLES OF ASSOCIATION

The articles of association will be amended to accommodate the terms governing the Met prefs and the proposed amendments to the articles of association are set out in the notice of the general meeting contained in this circular.

## 9. SUSPENSIVE CONDITIONS

The transaction is subject to the fulfilment of the following conditions precedent by 1 October 2004:

9.1 all regulatory approvals for the transaction, insofar as may be necessary;

9.2 the passing of all necessary resolutions by the requisite majority of shareholders at the general meeting and the registration thereof by the Registrar of Companies where applicable.

10. **FINANCIAL EFFECTS OF THE TRANSACTION**

10.1 **Unaudited *pro forma* financial effects**

The table below sets out the unaudited *pro forma* financial effects of the transaction on Metropolitan. The unaudited *pro forma* financial effects are presented for illustrative purposes only and because of their nature may not be a fair reflection of Metropolitan's financial position after the transaction, nor of Metropolitan's future earnings. As previously announced on 18 June 2004, Metropolitan repurchased Metropolitan shares during the first half of 2004 to facilitate the transaction. The effect of these repurchases are set out below. The directors of Metropolitan are responsible for the preparation of the unaudited *pro forma* financial effects.

| | Published [1] (cents) | Pro forma after the repurchase of shares [4] (cents) | Change compared to published % | Pro forma after the transaction [5] (cents) | Change compared to pro forma after the repurchase % |
|---|---|---|---|---|---|
| Earnings per ordinary share [2] | 152.2 | 159.7 | 4.9 | 161.6 | 1.2 |
| Headline earnings per ordinary share [2] | 159.8 | 167.8 | 5.0 | 169.7 | 1.1 |
| Core headline earnings per ordinary share [2] | 62.1 | 63.7 | 2.6 | 65.6 | 3.0 |
| Embedded value per ordinary share [3 & 9] | 1 067.9 | 1 092.5 | 2.3 | 1 092.5 | 0.0 |
| Adjusted net asset value per ordinary share [3 & 9] | 715.3 | 717.2 | 0.3 | 717.2 | 0.0 |
| Net asset value per ordinary share [3 & 9] | 735.4 | 738.5 | 0.4 | 738.5 | 0.0 |
| Tangible net asset value per ordinary share [3, 9 & 10] | 678.1 | 677.6 | (0.1) | 677.6 | 0.0 |
| Fully diluted earnings per share [2] | 152.2 | 159.7 | 4.9 | 146.9 | (8.0) |
| Fully diluted headline earnings per ordinary share [2] | 159.8 | 167.8 | 5.0 | 154.1 | (8.2) |
| Fully diluted core headline earnings per ordinary share [2] | 62.1 | 63.7 | 2.6 | 60.8 | (4.5) |
| Fully diluted embedded value per ordinary share [3 & 8] | 1 067.9 | 1 092.5 | 2.3 | 1 052.9 | (3.6) |
| Fully diluted adjusted net asset value per ordinary share [3 & 7] | 715.3 | 717.2 | 0.3 | 691.1 | (3.6) |
| Fully diluted net asset value per ordinary share [3 & 7] | 735.4 | 738.5 | 0.4 | 710.3 | (3.8) |
| Fully diluted tangible net asset value per ordinary share [3, 7 & 10] | 678.1 | 677.6 | (0.1) | 655.6 | (3.2) |
| Number of ordinary shares in issue (million) | 707 | 664 | | 664 | |
| Weighted average number of ordinary shares in issue (million) | 699 | 656 | | 656 | |
| Fully diluted number of ordinary shares in issue (million) [6] | 707 | 664 | | 740 | |
| Fully diluted weighted average number of ordinary shares in issue (million) [6] | 699 | 656 | | 732 | |

**Notes:**

1) Extracted from the published audited financial results of Metropolitan for the year ended 31 December 2003.

2) Adjustments to earnings, headline earnings and core headline earnings per share have been made on the assumption that the repurchase and the transaction were effected on 1 January 2003.

3) Adjustments to embedded value, adjusted net asset value, net asset value and tangible net asset value per share have been made on the assumption that the repurchase and the transaction were effected on 31 December 2003.

4) Pro forma after the repurchase:

   (a) Metropolitan repurchased 35 376 184 shares for R238 741 929 from Capricorn on 1 January 2003.

   (b) Metropolitan repurchased 7 371 002 shares through the market for R54 545 415 on 1 January 2003.

5) Metropolitan issued the Met prefs for cash to the SPV.

6) It was assumed that the Met prefs would convert into ordinary shares on a one-for-one basis on the last day prior to the 5th anniversary of the Met prefs. This represents the fully diluted effect of the Met prefs.

7) For purposes of calculating fully diluted adjusted net asset value, net asset value and tangible net asset value per share, the net present value of the future dividend payments, amounting to R184 051 682, has been treated as debt in terms of AC 133.

8) For purposes of calculating fully diluted embedded value per share, the net cash consideration of R535 499 668 has been included in the value attributable to shareholders.

9) For purposes of calculating normal embedded, adjusted net asset value, net asset value and tangible net asset value per share, the illustration excludes the net proceeds received from the Met prefs.

10) For purposes of calculating tangible net asset value and fully diluted tangible net asset value per share, goodwill, intangible assets and deferred tax were excluded.

10.2 **UNAUDITED *PRO FORMA* INCOME STATEMENT AND BALANCE SHEET OF METROPOLITAN**

The unaudited *pro forma* income statement and balance sheet of Metropolitan pursuant to the transaction are set out below. The unaudited *pro forma* income statement and balance sheet have been prepared for illustrative purposes only and, because of their nature, may not give a fair reflection of Metropolitan's financial position after the transaction, nor of its future earnings. The directors of Metropolitan are solely responsible for the preparation of the unaudited *pro forma* income statement and balance sheet.

The unaudited *pro forma* income statement for the year ended 31 December 2003 has been prepared on the assumption that the transaction was effected on 1 January 2003.

| | Published (1) Rm | The repurchase of shares (2) Rm | Pro forma before the transaction Rm | Adjustments for the transaction (3) Rm | Pro forma after the transaction Rm |
|---|---|---|---|---|---|
| **Income from insurance and investment business** | 1 205 | - | 1 205 | - | 1 205 |
| **Income from administration business** | 65 | - | 65 | - | 65 |
| Revenue | 397 | - | 397 | - | 397 |
| Administration expenses | (332) | - | (332) | - | (332) |
| **Income from holding company** | 140 | (26) | 114 | 46 | 160 |
| Revenue | 174 | (26) | 148 | 46 | 194 |
| Administration expenses | (34) | - | (34) | - | (34) |
| **Income before goodwill, financing cost and tax** | 1 410 | (26) | 1 384 | 46 | 1 430 |
| Goodwill amortised | (53) | - | (53) | - | (53) |
| Financing costs | - | - | - | (15) | (15) |
| **Income before tax** | 1 357 | (26) | 1 331 | 31 | 1 362 |
| Shareholders' tax paid | (272) | 10 | (262) | (19) | (281) |
| **Income after tax** | 1 085 | (16) | 1 069 | 12 | 1 081 |
| Outside shareholders' share of profit | (21) | - | (21) | - | (21) |
| **Earnings** | 1 064 | (16) | 1 048 | 12 | 1 060 |
| **Earnings** | 1 064 | (16) | 1 048 | 12 | 1 060 |
| Goodwill | 53 | - | 53 | - | 53 |
| **Headline earnings** | 1 117 | (16) | 1 101 | 12 | 1 113 |
| Capital (appreciation)/depreciation | | | | | |
| Insurance and investment business | (340) | - | (340) | - | (340) |
| FSV surplus | (401) | - | (401) | - | (401) |
| 90:10 fund adjustment | 61 | - | 61 | - | 61 |
| Administration business and holding company | (154) | - | (154) | - | (154) |
| Basis changes and investment variances | (189) | - | (189) | - | (189) |
| FSV surplus | (52) | - | (52) | - | (52) |
| 90:10 fund adjustment | (137) | - | (137) | - | (137) |
| **Core headline earnings attributable to ordinary shareholders** | 434 | (16) | 418 | 12 | 430 |

Headline earnings consist of operating profit, investment income, capital appreciation/(depreciation), investment variances and basis and other changes.

Capital appreciation/(depreciation), investment variances and basis and other changes can be volatile, therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholders' assets only.

1) Extracted from the audited published annual financial results of Metropolitan for the year ended 31 December 2003.

2) The following assumptions were applied with regard to the repurchase of shares:

   (a) Metropolitan repurchased 35 376 184 shares for R238 741 929 from Capricorn on 1 January 2003.

   (b) Metropolitan repurchased 7 371 002 shares through the market for R54 545 415 on 1 January 2003.

   (c) Dividends of R16 457 666 with regard to the repurchased shares were not paid during the year.

   (d) STC at a rate of 12.5% was taken into account on these dividends.

   (e) Investment income at an after-tax rate of 6.3% per annum was foregone after taking into account the cash paid for the repurchase of shares and the saving of dividends not paid on these shares.

   (f) A tax rate of 30% was applied.

3) The following assumptions were applied with regard to the transaction:

   (a) Metropolitan issued the Met prefs to the SPV on 1 January 2003 for R539 999 668.

   (b) A special dividend of R1 350 000 was paid on 1 January 2003.

   (c) A special dividend of R2 266 668 was paid on 31 March 2003.

   (d) A preference dividend of R12 163 493 was paid on 31 March 2003 and R26 324 984 on 30 September 2003.

   (e) Transaction costs of R4 500 000 were paid on 1 January 2003.

   (f) Investment income was earned at an after-tax rate of 6.3% on the net cash after taking into account the above amounts.

   (g) The portion of the "preference dividend" which is the unwinding of the discount of the liability portion of the preference shares amounts to R14 807 035.

   (h) STC at a rate of 12.5% was taken into account on the dividends paid.

   (i) A tax rate of 30% was applied.

The unaudited *pro forma* balance sheet of Metropolitan at 31 December 2003 has been prepared on the assumption that the transaction was effected on 31 December 2003.

| | Published [1] Rm | The repurchase of shares [2] Rm | Pro forma before the transaction Rm | Adjustments for the transaction Rm | Pro forma after the transaction Rm |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Investment assets | 34 930 | - | 34 930 | - | 34 930 |
| Investment property | 2 319 | - | 2 319 | - | 2 319 |
| Equities | 19 485 | - | 19 485 | - | 19 485 |
| Government stock | 3 905 | - | 3 905 | - | 3 905 |
| Stock of and loans to other public bodies | 4 459 | - | 4 459 | - | 4 459 |
| Debentures and loans | 760 | - | 760 | - | 760 |
| Policy loans | 416 | - | 416 | - | 416 |
| Funds on deposit and other money-market instruments | 3 586 | - | 3 586 | - | 3 586 |
| Goodwill | 337 | - | 337 | - | 337 |
| Intangible assets | 81 | - | 81 | - | 81 |
| Deferred tax | 24 | - | 24 | - | 24 |
| Tangible assets | 121 | - | 121 | - | 121 |
| **Current assets** | | | | | |
| Receivables | 1 325 | - | 1 325 | - | 1 325 |
| Cash and cash equivalents | 290 | (293) | (3) | 535[3] | 532 |
| **Total assets** | 37 108 | (293) | 36 815 | 535 | 37 350 |
| **EQUITY AND LIABILITIES** | | | | | |
| **Capital and reserves** | 5 199 | (293) | 4 906 | 351 | 5 257 |
| Ordinary share capital | - | - | - | - | - |
| Equity portion of convertible redeemable preference shares | - | - | - | -[4] | - |
| Share premium | 2 196 | (293) | 1 903 | 351[3 & 4] | 2 254 |
| Foreign currency translation reserve | 3 | - | 3 | - | 3 |
| Distributable reserve | 3 000 | - | 3 000 | - | 3 000 |
| **Outside shareholders' interest** | 72 | - | 72 | - | 72 |
| **Non-current liabilities** | 30 268 | - | 30 268 | 184 | 30 452 |
| Policyholders' fund | | | | | |
| Insurance contracts | 23 948 | - | 23 948 | - | 23 948 |
| Investment contracts | 5 622 | - | 5 622 | - | 5 622 |
| Surplus in 90:10 fund | 661 | - | 661 | - | 661 |
| Liability portion of convertible redeemable preference shares | - | - | - | 184[4] | 184 |
| Deferred tax | 37 | - | 37 | - | 37 |
| **Current liabilities** | 1 569 | - | 1 569 | - | 1 569 |
| Other current liabilities | 1 306 | - | 1 306 | - | 1 306 |
| Tax | 106 | - | 106 | - | 106 |
| Provision for liabilities and charges | 157 | - | 157 | - | 157 |
| **Total equity and liabilities** | 37 108 | (293) | 36 815 | 535 | 37 350 |

1) Extracted from the audited published annual financial results of Metropolitan for the year ended 31 December 2003.

2) The following assumptions were applied with regard to the repurchase of shares:

(a) Metropolitan repurchased 35 376 184 shares for R238 741 929 from Capricorn on 31 December 2003.

(b) Metropolitan repurchased 7 371 002 shares through the market for R54 545 415 on 31 December 2003.

(3) Metropolitan issued the Met prefs to the SPV for a cash consideration of R539 999 668 and paid transaction costs of R4 500 000 which have been written off against the premium.

(4) As the Met prefs can be converted to ordinary shares they have been treated as a hybrid instrument in terms of AC 133 and split between a liability portion and an equity portion. The value of the liability was calculated as the net present value of the future dividend payments discounted at a rate of 8.51% and amounted to R184 051 682 which has been included in non-current liabilities. The balance of the cash consideration received of R355 947 986 was allocated to convertible redeemable preference share capital and share premium.

(5) It was assumed that the Met prefs would convert on a one-for-one basis into ordinary shares on the last day prior to the 5th anniversary of the Met prefs.

## 11. DIRECTORS' REMUNERATION

| Director | Fees | Annual Package | Bonus | Pension Fund Contribution | Total |
|---|---|---|---|---|---|
| | R'000 | R'000 | R'000 | R'000 | R'000 |
| Gloria Serobe | 350 | | | | 350 |
| Peter Doyle | | 1 601 | 350 | 212 | 2 163 |
| Abel Sithole | | 1 455 | 300 | 191 | 1 946 |
| Preston Speckmann | | 1 016 | 300 | 142 | 1 458 |
| Nthuthukoyezwe Buthelezi | 160 | | | | 160 |
| Irene Charnley | 170 | | | | 170 |
| Willie Esterhuyse | 200 | | | | 200 |
| Ian Goldin | 48 | | | | 48 |
| Peter Lamprecht | 267 | | | | 267 |
| Syd Muller | 210 | | | | 210 |
| John Newbury | 220 | | | | 220 |
| Moss Ngoasheng | 38 | | | | 38 |
| Marius Smith | 348 | | | | 348 |
| Franklin Sonn | 160 | | | | 160 |
| Johan van Reenen | 200 | | | | 200 |
| Sandile Zungu | 160 | | | | 160 |
| | 2 531 | 4 072 | 950 | 545 | 8 098 |

The table above sets out the directors' emoluments during the last financial year.

The remuneration receivable by the directors will not be varied as a consequence of the transaction.

## 12. PROSPECTS FOR THE BUSINESS OF METROPOLITAN

Metropolitan continues to be committed to concentrate on boosting new business volumes, containing costs and improving the quality of new business in order to profitably increase its market share. Given the Company's focus on and dominance in the low and middle income markets the board of directors believes that the business model of Metropolitan is geared for growth and should ensure ongoing business success.

13. **DIRECTORS' INTEREST IN THE TRANSACTION**

13.1 The directors (excluding the directors appointed by KTI detailed in paragraph 6.5 above) have no material, indirect or direct beneficial interest in the transaction.

13.2 The directors appointed by KTI have an indirect and/or direct beneficial interest in KTI which in aggregate amounts to less than 5% of the issued share capital of KTI.

14. **ISSUES OF SECURITIES IN PREVIOUS THREE YEARS**

| | **Number of shares issued (million)** | **Aggregate issue price R'million** |
|---|---|---|
| Shares issued during 2002 | 27 | 174 |
| Shares issued during 2003 | 13 | 79 |
| Shares issued during 2004 | - | - |

The shares issued during the periods referred to in the table above were issued only in terms of the staff share schemes.

15. **KING II REPORT**

Shareholders are referred to Annexure 4 for a statement in respect of Metropolitan's compliance with the King II report.

16. **OPINIONS AND RECOMMENDATIONS**

16.1 **Independent expert's opinion**

Merrill Lynch South Africa (Proprietary) Limited, the independent expert, has considered the transaction and is of the opinion that it is fair and reasonable. The text of the letter from Merrill Lynch South Africa (Proprietary) Limited is set out in Annexure 1.

16.2 **Directors' opinion**

The directors (excluding the directors nominated by KTI as detailed in paragraph 6.5 above) have considered the terms and conditions of the transaction and are of the unanimous opinion that the transaction is in the best interests of Metropolitan and its shareholders, having considered the cost and future benefits to Metropolitan as well as the opinion of the independent expert.

Those directors who own Met ords intend voting in favour of the special and ordinary resolutions necessary to effect the transaction in respect of their own shareholdings and recommend that shareholders do likewise.

The directors confirm that the transaction constitutes an issue for cash in terms of the Listings Requirements but does not constitute an affected transaction as defined in the Securities Regulation Code on Take-overs and Mergers and the Rules of the Securities Regulation Panel established under section 440B of the Companies Act.

17. **CONSENTS**

PriceWaterhouseCoopers Inc., reporting accountants to Metropolitan, has given and has not withdrawn its written consent to the inclusion of its report, set out in Annexure 2, in the form and context in which it appears.

Merrill Lynch South Africa (Proprietary) Limited, the independent expert, has given and has not withdrawn its written consent to the inclusion of its opinion, set out in Annexure 1, in the form and context in which it appears.

18. **INTRODUCTION**

18.1 In the circular to shareholders dated 4 November 2003, shareholders were advised that the board had proposed an odd-lot offer in order to reduce the number of shareholders who held odd-lots, of less than 100 shares in Metropolitan. The first odd-lot offer was necessitated due to odd-lots having been created as a result of a previous unbundling by NAIL of part of its Metropolitan stake to its shareholders. The first odd-lot offer was implemented on 15 December 2003.

18.2 Subsequent to the first odd-lot offer NAIL unbundled its remaining Metropolitan stake to its shareholders. This has resulted in the creation of numerous further odd-lot holdings in Metropolitan and consequently, has necessitated Metropolitan undertaking a further odd-lot offer to its shareholders who hold odd-lots.

18.3 A breakdown of the composition of shareholders at 31 March 2004 revealed that:

18.3.1 out of a total of 27 973 shareholders of listed Metropolitan shares, 23 154 shareholders owned less than 100 Metropolitan shares;

18.3.2 the total holdings of these 23 154 shareholders constituted less than 0.010% of the total issued share capital of Metropolitan;

18.3.3 of these odd-lot holders, 22 273 owned less than 15 Metropolitan shares;

18.3.4 the total holdings of these 22 273 shareholders constituted less than 0.006% of the total issued share capital of Metropolitan.

18.4 The minimum cost of executing a trade on the JSE of an odd-lot holding of less than 100 shares amounts to approximately R140.00 made up, *inter alia*, of brokerage charges and CSDP fees.

18.5 At the last practicable date, the closing price per Metropolitan share amounted to R7.30 and accordingly the value of 15 Metropolitan shares and 100 Metropolitan shares amounted to R109.50 and R730.00, respectively.

18.6 It is clear that for a shareholder holding 15 Metropolitan shares or less, the cost of selling such Metropolitan shares exceeds their value. In addition, for shareholders holding more than 15 but less than 100 Metropolitan shares, the cost of selling such Metropolitan shares is substantial in relation to the value of their holdings.

18.7 Furthermore, the annual total administration cost to Metropolitan in respect of shareholders holding odd-lots amounts to approximately R2.8 million.

18.8 The board is of the view that shareholders holding odd-lots should be afforded the opportunity of holding a more meaningful stake in Metropolitan; alternatively, they should be offered a cost-efficient method of disposing of their Metropolitan shares without the negative consequences detailed in paragraph 18.6 above.

18.9 The implementation of the odd-lot offer will also significantly reduce the ongoing administrative cost to Metropolitan connected with a large number of odd-lot holders without leading to Metropolitan being in contravention of the minimum spread requirements of the Listings Requirements.

18.10 The board has accordingly proposed an odd-lot offer (subject to the fulfilment of the conditions precedent referred to in 21.2) on the terms and conditions detailed in paragraph 21 of the circular in order to enable odd-lot holders:

18.10.1 to acquire a more meaningful stake in Metropolitan; or

18.10.2 to dispose of their odd-lots in a cost-effective manner;

thereby reducing the number of odd-lot holders in an equitable manner.

19. **PURPOSE OF PART II OF THE CIRCULAR**

The purpose of Part II of the circular is to furnish information to shareholders regarding the odd-lot offer, the specific authority to purchase odd-lots, the specific authority to issue shares to odd-lot holders and the resolutions to be proposed at the general meeting in connection with the odd-lot offer.

20. **LAST DAY TO TRADE AND RECORD DATE FOR THE ODD-LOT OFFER**

The last day to trade Metropolitan shares on the JSE and NSX in order to participate in or be eligible for the odd-lot offer is Friday, 10 September 2004.

Odd-lot holders are entitled to participate in the odd-lot offer and to exercise the elections referred to in paragraph 21.1.2 of the circular.

Odd-lot holdings arising after the close of business on Friday, 17 September 2004, will not be entitled to participate in the odd-lot offer.

21. **ODD-LOT OFFER**

21.1 **Terms of the odd-lot offer**

21.1.1 All odd-lot holders will be afforded the opportunity to participate in the odd-lot offer subject to the fulfilment of the conditions precedent relating to the odd-lot offer. **Shareholders should note that this offer is a further odd-lot offer to the first odd-lot offer proposed to shareholders in the circular of 4 November 2003 and all shareholders who hold odd-lot holdings must again participate in the odd-lot offer proposed in this circular by exercising one of the options referred to in paragraph 21.1.2 of this circular. Failure to do so will result in those shareholders' odd-lot holdings being sold in terms of paragraph 21.1.3 of this circular.**

21.1.2 The odd-lot offer will open on Friday, 6 August 2004 and will be implemented on the basis that odd-lot holders may, up to 12:00 on Friday, 17 September 2004 elect to either:

21.1.2.1 acquire a sufficient number of additional Metropolitan shares at the offer price in order to increase their respective holdings to 100 Metropolitan shares; or

21.1.2.2 sell their odd-lot holdings to Metropolitan at the offer price plus a 5% premium per Metropolitan share; or

21.1.2.3 retain their odd-lot holdings.

21.1.3 **The shares of those odd-lot holders who do not make an election or who do not instruct their CSDP as to their election, will be deemed to have elected to sell their odd-lot holdings at the offer price plus a premium of 5%.** In terms of the articles of association, all amounts not claimed by shareholders whose shares have been so acquired will be held in trust by Metropolitan for a period of three years until lawfully claimed. If such shareholders do not claim payment from Metropolitan within a period of three years from 20 September 2004, they will forfeit such payment for the benefit of Metropolitan if the directors so resolve. Any bank charges and interest on unclaimed amounts held in trust will be for the account of Metropolitan.

21.1.4 The aggregate number of Metropolitan shares which becomes available as a result of:

- odd-lot holders electing to accept the cash alternative; or
- odd-lot holders being deemed to have accepted the cash alternative because they failed to exercise any election,

will be used as far as is practicable or possible to satisfy the demand for Metropolitan shares to be issued to those odd-lot holders who have elected to acquire additional Metropolitan shares in terms of the top-up alternative.

21.1.5 To the extent that the total number of such available shares is insufficient to meet the aggregate requirement of those odd-lot holders who have elected to increase their holding to 100 Metropolitan shares, new Metropolitan shares will be issued, and to the extent that such available shares exceed the aggregate number of shares to be issued to those odd-lot holders who elect to increase their holding to 100 Metropolitan shares, such shares will be repurchased by Metropolitan and cancelled.

21.1.6 Odd-lot holdings arising after the close of business on Friday, 17 September 2004 will not be entitled to participate in the odd-lot offer and the odd-lot holders concerned will retain ownership of such odd-lot holdings.

21.2 **Conditions precedent**

The implementation of the odd-lot offer is subject to the resolutions relating to the odd-lot offer in the notice of the general meeting contained in this circular being duly passed, with or without modification, and the special resolutions being registered by the Registrar of Companies.

21.3 **Election and surrender procedure**

21.3.1 **General**

All shareholders who hold odd-lots at the close of business on Friday, 17 September 2004 may elect to:

- acquire sufficient additional shares to increase their odd-lot holdings to 100 Metropolitan shares; or
- sell their odd-lot holdings; or
- retain their odd-lot holdings.

The election by an odd-lot holder is irrevocable and may not be withdrawn once exercised.

21.3.2 **Dematerialised odd-lot holders**

Dematerialised odd-lot holders should instruct their CSDP as to what action they wish to take. This should be done in terms of the custody agreement entered into between them and the CSDP. These shareholders must not return the enclosed form of election and surrender (blue) to the transfer secretaries.

It should also be noted that shareholders who have dematerialised their Metropolitan shares do not hold share certificates and consequently there is no surrender procedure applicable to them. The accounts of dematerialised odd-lot holders will be updated automatically with the CSDP.

21.3.3 **Certificated odd-lot holders**

All certificated odd-lot holders who have not dematerialised their shares should complete the enclosed form of election and surrender (blue) in accordance with the instructions contained therein and return it to the transfer secretaries, to be received by 12:00 on Friday, 17 September 2004. These shareholders must exercise their election in the following manner:

21.3.3.1 **The top-up alternative**

All certificated odd-lot holders who wish to increase their holding to 100 Metropolitan shares must return a duly completed form of election and surrender (blue) to the transfer secretaries, to be received by 12:00 on Friday, 17 September 2004, together with a cheque or banker's draft in South African currency, in accordance with the procedures set out below, for the amount required to acquire the additional shares at the offer price. Transaction costs (including stamp duty) will be for the account of Metropolitan.

Payment should be made as follows:

**South Africa**

A cheque (crossed and marked "not transferable" and with the words "or bearer" deleted) or a banker's draft drawn (on a registered commercial bank) in favour of "Metropolitan Holdings odd-lot offer" for the amount due (payable in the currency of South Africa) must either be:

lodged (by hand only) with:

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
2001

or posted to:

Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61051
Marshalltown
2107

to reach the South African transfer secretaries by 12:00 on Friday, 17 September 2004.

**Namibia**

A banker's draft (marked "not negotiable") drawn (on a registered commercial bank) in favour of "Metropolitan Holdings odd-lot offer" for the amount due (payable in the currency of South Africa) must either be:

lodged (by hand only) with:

Transfer Secretaries (Proprietary) Limited
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia

or posted to:

Transfer Secretaries (Proprietary) Limited
PO Box 2401
Windhoek
Namibia

to reach the Namibian transfer secretaries by 12:00 on Friday, 17 September 2004.

All forms of election and surrender and cheques or banker's drafts received by the transfer secretaries by 12:00 on Friday, 17 September 2004 will be processed and new share certificates will be dispatched by registered post from 20 September 2004, at the risk of the odd-lot holders concerned.

21.3.3.2 **The cash alternative**

All certificated odd-lot holders who wish to sell their odd-lot holdings must return a duly completed form of election and surrender (blue) to the transfer secretaries, to be received by 12:00 on Friday, 17 September 2004, accompanied by the relevant documents of title in respect of the odd-lot holder's entire shareholding.

If any documents of title have been lost or destroyed and the odd-lot holder concerned produces evidence to this effect to the satisfaction of Metropolitan, then Metropolitan may dispense with the surrender of such documents of title against provision of an acceptable indemnity.

Cheques will be posted to certificated odd-lot holders who have elected to sell their odd-lots from 20 September 2004, at the risk of the odd-lot holders concerned.

21.3.3.3 **Retention alternative**

All certificated odd-lot holders who wish to retain their odd-lot holdings must return a duly completed form of election and surrender (blue) to the transfer secretaries, to be received by 12:00 on Friday, 17 September 2004.

21.3.4 **Nominee companies**

Nominee companies will be treated as a single shareholder, but should a nominee company elect to purchase additional shares or to dispose of odd-lot holdings on behalf of principals whose shareholdings constitute odd-lot holdings, it may do so by applying before 12:00 on Friday, 17 September 2004 in writing to the South African or Namibian transfer secretaries (as the case may be), giving details of the number of shares involved. The application should, where applicable, be accompanied by a cheque or banker's draft in South African currency in accordance with the procedures set out in paragraph 21.3.3.1 above or by the relevant documents of title in respect of the odd-lot holder's entire shareholding.

21.3.5 **Documents of title and monies held pending implementation**

Documents of title received and any monies payable will be held in trust by the transfer secretaries pending the passing of the necessary resolutions at the general meeting and the registration of the special resolutions by the Registrar of Companies. In the event that the required resolutions are not so passed and registered, the transfer secretaries will, within five business days, return the documents of title and, if applicable, monies paid, to the odd-lot holders concerned by registered post, at the risk of such odd-lot holders.

No interest will be paid on cheques deposited or amounts so held in trust.

The results of the general meeting will be announced on SENS on Wednesday, 1 September 2004 and in the South African and Namibian press on Thursday, 2 September 2004.

21.4 **Specific authority to repurchase shares for the purpose of the odd-lot offer**

21.4.1 To the extent that the aggregate of the Metropolitan shares sold or deemed to have been sold in terms of the odd-lot offer exceeds the total number of the shares required by those odd-lot holders electing to increase their holding to 100 Metropolitan shares, such Metropolitan shares will be repurchased by Metropolitan at the offer price plus a premium of 5%. In terms of the Companies Act and the Listings Requirements, Metropolitan requires a special resolution to be passed by its shareholders authorising such a repurchase of its shares. This resolution is contained in the notice of general meeting contained in this circular.

21.4.2 Metropolitan intends to make use of available cash resources to fund the specific repurchase (if any).

21.5 **Statement by directors**

The directors have considered the effect of this specific repurchase undertaken pursuant to the odd-lot offer and are of the opinion that:

21.5.1 Metropolitan will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of this circular;

21.5.2 the consolidated assets of Metropolitan, fairly valued, will be in excess of the consolidated liabilities of Metropolitan for a period of 12 months after the date of this circular. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of Metropolitan;

21.5.3 the ordinary capital and reserves of Metropolitan will be adequate for Metropolitan's requirements for a period of at least 12 months after the date of this circular; and

21.5.4 the working capital available to Metropolitan will be sufficient for Metropolitan's requirements for a period of at least 12 months after the date of this circular.

21.6 **Specific authority to issue shares for the purpose of the odd-lot offer**

21.6.1 To the extent that the aggregate of the Metropolitan shares sold or deemed to have been sold in terms of the odd-lot offer is insufficient to meet the total number of the shares required by those odd-lot holders electing to increase their holding to 100 Metropolitan shares, Metropolitan will issue new shares to the odd-lot holders in question at the offer price. In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders present or represented by proxy at the general meeting is required for this ordinary resolution to be passed. This resolution is contained in the notice of general meeting contained in this circular.

21.6.2 An application will be submitted to the JSE and NSX to grant a listing of the additional Metropolitan shares that may be issued.

21.7 **Dematerialisation of shares and dealings in shares**

21.7.1 Shareholders who have not yet dematerialised their shares are referred to the circular to shareholders dated 21 September 2001 providing information on STRATE and the implementation of the Issuer-Sponsored Nominee Programme. Shareholders may request additional copies from Computershare Investor Services 2004 (Proprietary) Limited on telephone number 086 110 0930.

21.7.2 Shareholders may not dematerialise or rematerialise their Metropolitan shares between Monday, 13 September 2004 and Friday, 17 September 2004, both days inclusive. Holders of certificated shares must take note that they will be unable to trade their Metropolitan shares on the JSE or NSX until their shares have been dematerialised.

## 22. SHARE CAPITAL OF METROPOLITAN

The authorised and issued share capital of Metropolitan at the last practicable date was as follows:

| | R |
|---|---|
| Authorised | |
| 1 000 000 000 ordinary shares of 0.0001 cents each | 1 000 |
| Issued | |
| 704 607 075* ordinary shares of 0.0001 cents each | 705 |
| Share premium | 2 245 582 272 |

* (635 104 125 shares are listed and 69 502 950 shares are unlisted, having been issued to the Metropolitan Share Purchase Trust)

## 23. EFFECTS OF ODD-LOT OFFER ON SHARE CAPITAL

The potential specific repurchase of shares by Metropolitan for the purposes of the odd-lot offer referred to in paragraph 21.4 of the circular, and any issue of Metropolitan shares for cash to odd-lot holders electing the top-up alternative, will have no significant effect on Metropolitan's ordinary share capital.

## 24. FINANCIAL EFFECTS OF ODD-LOT OFFER

The potential specific repurchase referred to in paragraph 21.4 of the circular will not have any significant effect on the embedded value, adjusted net asset value, headline earnings, core headline earnings or earnings per share of Metropolitan.

## 25. OPINIONS AND RECOMMENDATIONS

The directors are of the opinion that the terms and conditions of the resolutions relating to the odd-lot offer are fair and reasonable to shareholders and recommend that shareholders vote in favour of the resolutions relating to the odd-lot offer which are to be tabled at the general meeting. The directors with interests in the issued ordinary share capital of Metropolitan intend to vote in favour of such resolutions.

## 26. EXCHANGE CONTROL

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should consult their professional advisers without delay.

### 26.1 Emigrants from the common monetary area

Cash arising from the sale of odd-lot holdings is not freely transferable from South Africa and must be dealt with in terms of the Exchange Control Regulations of South Africa. As may be applicable, a cheque in respect of cash arising from the sale of odd-lot holdings, or a new share certificate or share statement, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the Metropolitan shareholders' blocked assets. The attached form of election and surrender (blue) makes provision for details of the authorised dealer concerned to be given. A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area.

All CSDPs and brokers with whom ordinary shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

### 26.2 All other non-residents of the common monetary area

Cash arising from the sale of odd-lot holdings which is due to all non-resident, non-emigrant odd-lot holders on the South African register will be paid by cheque posted, or electronically transferred, to the authorised bank in South Africa nominated by the odd-lot shareholder, it being incumbent upon such shareholder to instruct the nominated authorised bank as to the disposal of the amount concerned. The attached form of election and surrender (blue) makes provision for details of the authorised bank concerned to be given.

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued by the South African transfer secretaries to a shareholder whose registered address is outside the common monetary area. The new share certificate will be forwarded to the shareholder concerned in accordance with paragraph 21.3.3.1 of the circular.

All CSDPs with whom Metropolitan shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

26.3 **Failure to provide information**

If the information regarding authorised dealers and banks is not given in terms of paragraph 26.1 or 26.2 above, the share certificates or share statements and any cash will be held in trust by Metropolitan for the shareholders concerned, pending receipt of the necessary information or instructions. No interest will be paid on any cash so held in trust.

# PART III – General authority to distribute part of Metropolitan's share premium to shareholders

27. **GENERAL AUTHORITY TO MAKE PAYMENTS TO SHAREHOLDERS**

In recent communications to shareholders, the directors have indicated that Metropolitan could currently be deemed to be overcapitalised and that the board wishes to consider making repayment of capital to shareholders in the near future. The board accordingly proposes to obtain a general authority to distribute part of Metropolitan's share premium to shareholders, on the basis that:

27.1 a general authority will be given (which shall be valid until the Metropolitan's next annual general meeting or for a period of 15 months from the date of the resolution, whichever period is shorter) to the directors to effect such distribution, subject to the Listings Requirements and the Companies Act;

27.2 the payment shall not exceed 20% of Metropolitan's issued share capital, including reserves (but excluding minority interests and revaluation of assets and tangible assets that are not supported by a valuation by an independent professional expert acceptable to the JSE prepared within the last 6 months, in any one financial year, measured as at the beginning of such financial year); and

27.3 the payment is to be made pro rata to all shareholders of Metropolitan.

Such general authority will provide the directors with the flexibility to distribute any surplus capital of Metropolitan to shareholders when the need arises.

The disclosures contained in Part IV of this circular shall also be applicable to this general authority.

In terms of the Companies Act and Listings Requirements, Metropolitan requires an ordinary resolution to be passed by its shareholders authorising such general approval to make payments to shareholders of Metropolitan's share premium. This resolution is contained in the notice of the general meeting attached to this circular.

## 28. MAJOR SHAREHOLDERS

As at 30 June 2004, the interests of shareholders holding 5% or more of the issued ordinary share capital beneficially (excluding treasury shares) were as follows:

| Name | Number of Metropolitan shares | Percentage |
|---|---|---|
| Public Investment Commissioner (PIC) | 85 338 737 | 12.9 |
| Sanlam | 76 413 849 | 11.5 |
| Metropolitan Policyholder Funds | 31 857 332 | 4.8 |
| Liberty | 29 175 563 | 4.4 |
| Investment Solutions | 23 624 416 | 3.6 |
| Transnet Pension Fund | 17 538 449 | 2.6 |

## 29. DIRECTORS

### 29.1 Information on directors

| Name | Function | Business address |
|---|---|---|
| Mr Ntuthukoyezwe Buthelezi | Non-executive | Compass Group, PO Box 3627, Rivonia, 2128 |
| Mrs Irene Charnley | Non-executive | MTN Group, PO Box 9955, Sandton, 2146 |
| Mr Peter Doyle | Group Chief Executive | Metropolitan Holdings, PO Box 2212, Bellville, 7535 |
| Prof Willie Esterhuyse | Non-executive | 26 Seruria Street, Paradyskloof Stellenbosh, 7600 |
| Mr Pieter Lamprecht | Non-executive | PO Box 3015, Knysna, 6570 |
| Mr Eric Molobi | Non-executive | Kagiso House, 16 Fricker Road, Illovo, 2196 |
| Mr Syd Muller | Non-executive | 2 Swift Lane, Steenberg Estate, Tokai Road, Tokai, 7945 |
| Mr John Newbury | Non-executive | PO Box 911, Northlands, 2116 |
| Mr Johnson Njeke | Non-executive | Kagiso House, 16 Fricker Road, Illovo, 2196 |
| Mr Andile Sangqu | Non-executive (alternate) | Kagiso House, 16 Fricker Road, Illovo, 2196 |
| Mrs Gloria Serobe | Non-executive Chairman | Wiphold, Postnet Suite 169, Private Bag X2600, Houghton, 2014 |
| Mr Abel Sithole | Executive | Metropolitan Life, PO Box 2212, Bellville, 7535 |
| Mr Marius Smith | Non-executive | 11 Magnolia Crescent, Valmary Park, Durbanville, 7550 |
| Dr Franklin Sonn | Non-executive | Cape Star, PO Box 2087, Bellville, 7535 |
| Mr Preston Speckmann | Executive | Metropolitan Holdings, PO Box 2212, Bellville, 7535 |
| Mr Johan van Reenen | Non-executive | Cape Star, PO Box 2087, Bellville, 7535 |
| Mr Sandile Zungu | Non-executive | Denel, PO Box 8322, Centurion, 0042 |

29.2 **Directors' interest in securities**

On 30 June 2004, the directors of Metropolitan had the following direct and indirect beneficial and non-beneficial interests in Metropolitan's issued ordinary share capital.

| Directors | Direct Beneficial ('000) | Non-beneficial ('000) | Indirect Beneficial ('000) | Non-beneficial ('000) | Total Number ('000) | % of total issued share capital |
|---|---|---|---|---|---|---|
| **Non-executive** | | | | | | |
| Independent: | | | | | | |
| Mr S A Muller | | 7 | | | 7 | 0.0009 |
| Mr J E Newbury | 1 | | | | 1 | 0.0001 |
| Mr M L Smith | | | 105 | | 105 | 0.0149 |
| Prof W P Esterhuyse | 10 | | | | 10 | 0.0014 |
| Dr F A Sonn | 3 | 52 | | | 55 | 0.0078 |
| **Executive** | | | | | | |
| Mr P R Doyle | 1 698 | | | 778 | 2 476 | 0.3514 |
| Mr A M Sithole | 1 138 | | | | 1 138 | 0.1615 |
| Mr P E Speckmann | 674 | | | | 674 | 0.0957 |
| | **3 524** | **59** | **105** | **778** | **4 466** | **0.6338** |

**Note:**
*There have been no changes to directors' interests since 30 June 2004.*

30. **SHARE PRICE HISTORY**

Metropolitan's share price on the JSE is summarised in Annexure 3 to this circular. On the last practicable date the closing price per share on the JSE was 730 cents.

31. **MATERIAL CHANGES**

There has been no material change in the financial or trading position of the Metropolitan Group since the publication of its audited results for the year ended 31 December 2003.

32. **LITIGATION STATEMENT**

There are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of Metropolitan or its subsidiaries. The board is not aware of any such proceedings that are pending or threatened.

33. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors whose names are given in paragraph 29.1 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular, and certify that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts and that this circular contains all information required by law and the Listings Requirements.

34. **GENERAL MEETING**

Following hereafter, and forming part of this circular, is a notice of the general meeting of shareholders convened to be held in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town on Wednesday, 1 September 2004, at 11:00 for the purpose of considering and, if deemed fit, passing with or without modification, the resolutions required to implement the transaction, odd-lot offer and the general authority to make payments to shareholders.

In terms of the Companies Act the special resolutions necessary to give effect to the creation of the Met prefs, the amendments of the articles of association and the specific repurchase of shares must be passed by at least 75% of the shareholders present in person or by proxy and voting at the general meeting.

Shareholders who have not dematerialised their Metropolitan shares and shareholders who have dematerialised shares in their own name and who are unable to attend the general meeting, but wish to be represented thereat, are requested to complete and return the attached form of proxy (white) to be received by the transfer secretaries by no later than 11:00 on Monday, 30 August 2004, in accordance with the instructions contained therein.

If shareholders have dematerialised their Metropolitan shares with a CSDP (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP), they must arrange with the CSDP to provide them with the necessary authorisation to attend the general meeting or they must instruct their CSDP as to how they wish to vote in this regard. This must be done in terms of the custody agreement entered into between the shareholder and the CSDP.

35. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 6 August 2004, up to and including 1 September 2004, during normal business hours on weekdays (excluding official South African or Namibian public holidays) at the registered office of Metropolitan, being 7 Parc du Cap, Mispel Road, Bellville, Cape Town and at the offices of the transfer secretaries in Namibia, being Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek:

35.1 Metropolitan's memorandum and articles of association;

35.2 the audited financial statements of Metropolitan for the three financial years ended 31 December 2001, 2002 and 2003;

35.3 the agreements relating to the transaction comprising the subscription agreements, relationship agreement and cession of voting rights;

35.4 the reporting accountants' report;

35.5 the independent expert's fair and reasonable opinion;

35.6 the consent letters from the advisers; and

35.7 a signed copy of this circular.

By order of the board

**Mrs B Gobodo-Mbomvu**
*Company secretary*

Bellville, Cape Town
6 August 2004

# Independent Expert's Opinion

"28 July 2003

Metropolitan Holdings Limited
7 Parc du Cap
Mispel Road
Belville 7530
South Africa

**For the Attention of the Board of Directors**

1. **Introduction**

Metropolitan Holdings Limited (the "Company") and Kagiso Trust Investments (Pty) Ltd (the "Acquiror" or "NewCo"), together with Off The Shelf Investments 109 (Pty) Ltd and Off The Shelf Investments 108 (Pty) Ltd, both newly formed, wholly owned subsidiaries of the Acquiror , propose to enter into a Relationship Agreement (the "Agreement") pursuant to which NewCo will acquire 75.8 million redeemable convertible preference shares, par value 0.0001 cents per share (the "Met Preference Shares") for an aggregate consideration of ZAR540 million in cash (the "Consideration") (the "Transaction"). It is understood that each Met Preference Share will carry an option to convert into one ordinary share in the Company (the "Met Ordinary Shares"). Such option, to be exercised at the election of the holder of Met Preference Shares, can take place at any time between the third and the fifth anniversary of the Transaction. The Met Preference Shares will pay a dividend, the rate of which is to be determined for each six month period, and will consist of a base rate of 74% of the prime rate of interest as charged by FirstRand Bank Limited plus an initial margin of 0.5%. In addition, certain incremental margins are payable upon reaching certain quantitative and qualitative targets, where the quantitative targets have been agreed upfront and the qualitative targets will be reasonably agreed between the Company and NewCo in due course. Furthermore, a special dividend of approximately ZAR3.6 million is payable by the Company.

You have asked us, as independent professional expert, whether, in our opinion, the Transaction is fair and reasonable to holders of the Company's ordinary shares pursuant to section 5.53(b) of the Listings Requirements of the JSE Securities Exchange South Africa (the "JSE").

2. **Information**

In arriving at the opinion set out below, we have:

- Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
- reviewed the Relationship Agreement between the Company and NewCo;
- participated in discussions with senior management of the Company, including discussions regarding financial forecasts of the management of the Company;
- participated in discussions with, and reviewed documents, including a legal opinion written by the Company's legal advisers regarding the application of the Financial Sector Charter in the context of the Transaction; and
- reviewed such other financial studies and analyses and other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Furthermore, we have taken the following factors into account:

- the proposed terms of the Transaction in comparison with the terms of certain other transactions that we deemed to be relevant;
- the assessment of the Board as to the benefits it expects from entering into the Transaction, as well as the potential impact on the Company of not entering into the Transaction; and
- the environment in which the Company operates and the need for empowerment within that environment for the Company to operate effectively.

In preparing our opinion, we have not reviewed the accuracy and completeness of the information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not independently audited such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of the Company or the Acquiror under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. In respect of financial forecast information furnished to or discussed with us by the Company, we have discussed the assumptions made therein with the management of the Company. On the basis of these and such other enquiries as we have considered appropriate, we believe that the financial forecast information has been compiled with due care and consideration. For actuarial information, we have relied on the published analysis that has been prepared by independent actuaries. We have not considered any alternative transactions that the Company might have entered into to achieve its objective of complying with the requirements of the Financial Sector Charter. We have assumed, with your consent, that the Transaction will be deemed to comply with the requirements of the Financial Sector Charter and that the Met Preference Shares will be counted towards the direct ownership requirement of the Financial Sector Charter in full. We have also assumed that the relationship agreement has not been materially amended subsequent to our review and that the Transaction will be consummated substantially on the terms set out in the Relationship agreement as signed on 23 June 2004.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date of this letter, including, but not limited to, our current understanding of the Financial Sector Charter, based on discussions with the Company and its advisors. We have assumed that in the course of obtaining any necessary regulatory or other consent or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

**3. Methodology**

In arriving at our conclusion, we have undertaken a valuation of the options embedded in the Met Preference Shares and in doing so we have made certain assumptions, including in relation to the Company's dividend yield, long term share price volatility and interest rates. The valuation of the options has been undertaken using the Black Scholes valuation methodology. We have compared the cost of the Met Preference Shares, including the cost of the options, to the cost of funding of the Company. The differential has been compared with the potential loss of value that may arise if the Company were not to enter into the Transaction.

**4. Explanation of Fair and Reasonable**

Fairness is based on quantitative issues. We have had regard to the value of the consideration received and of the securities to be issued, as well as to the potential loss in value if the Company were not to enter into the Transaction. Reasonableness is based on qualitative issues, including those described above under factors taken into account in paragraph 2.

**5. Opinion**

Our opinion is based on the economic, financial, market and other conditions prevailing at the date of this letter. In particular, we have not considered the effect of the Company losing its empowerment credentials as a result of termination of the Transaction, failure of the holders of the Met Preference Shares to exercise their options or sale of Met Ordinary Shares following exercise of the options. We have also relied on agreements setting out the terms of the Transaction, provided to us and assumed that the final executed agreements will not be materially different from these agreements. Subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm. Based upon and subject to the contents of this letter, in our opinion, as at the date of this letter, the terms and conditions of the Transaction are fair and reasonable to the holders of the Company's Ordinary Shares.

**6. Relationship with the Company**

We have been retained as an independent professional expert in connection with the Transaction and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently sponsor to the Company on the JSE and have, in the past, provided financial advisory services to the Company and may continue to do so and have received and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Ordinary Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

7. **Use of this Opinion**

This opinion is provided solely for the benefit of the Board and the holders of the Company's Ordinary Shares in connection with and for the purpose of their consideration of the Transaction. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch South Africa (Pty) Ltd or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch South Africa (Pty) Ltd.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related to it and does not express an opinion on future movements in the price of the Met Ordinary shares.. An individual shareholder's decision may be influenced by such shareholder's particular circumstances. Accordingly, a shareholder should consult an independent financial adviser if such shareholder is in any doubt as to the merits or otherwise of the transaction.

Yours faithfully,

**MERRILL LYNCH SOUTH AFRICA (PTY) LTD"**

# Reporting Accountants' Report

"28 July 2004

The Directors
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

**REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS, INCOME STATEMENT AND BALANCE SHEET (COLLECTIVELY REFERRED TO AS "THE *PRO FORMA* FINANCIAL INFORMATION") OF METROPOLITAN HOLDINGS LIMITED ("METROPOLITAN")**

1. **INTRODUCTION**

Metropolitan has reached an agreement with Kagiso Trust Investments (Proprietary) Limited ("KTI"), subject to certain conditions precedent, to conclude an empowerment transaction that will result in KTI acquiring an equity holding in Metropolitan ("the transaction").

We report on the unaudited *pro forma* financial information set out in paragraph 10 of the circular to Metropolitan shareholders to be dated on or about 6 August 2004 ("the circular"). The unaudited *pro forma* financial information has been prepared for illustrative purposes only to provide information on how the transaction would have impacted on the consolidated financial results and position of Metropolitan. Because of its nature, the unaudited *pro forma* financial information may not give a fair reflection of Metropolitan's financial position after the completion of the transaction, nor the effect on future earnings.

At your request, and for purposes of the circular, we present our report on the unaudited *pro forma* financial information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE").

2. **RESPONSIBILITIES**

The directors of Metropolitan are solely responsible for the preparation of the unaudited *pro forma* financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the unaudited *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

3. **BASIS OF OPINION**

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the audited annual financial results of Metropolitan for the year ended 31 December 2003, considering the evidence supporting the adjustments to the financial information, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial information with the directors of Metropolitan.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial information.

Had we performed additional procedures or had we performed an audit or review of the financial information in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

4. **OPINION**

In our opinion:

- the unaudited *pro forma* financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Metropolitan; and
- the adjustments are appropriate for the purpose of the unaudited *pro forma* financial information, in terms of the transaction and in terms of section 8.30 of the JSE Listings Requirements.

Yours faithfully

**PRICEWATERHOUSECOOPERS INC**
CHARTERED ACCOUNTANTS (SA)
REGISTERED ACCOUNTANTS AND AUDITORS

CAPE TOWN"

## ANNEXURE 3

# Share Price History

The high/low and closing prices of the ordinary shares on the JSE and the volumes traded on the last practicable date were as follows:

| Date | High (cents) | Low (cents) | Close (cents) | Volume |
|---|---|---|---|---|
| **Quarterly** | | | | |
| 30 June 2001 | 980 | 780 | 956 | 70 351 038 |
| 30 September 2001 | 1 060 | 700 | 840 | 74 219 126 |
| 31 December 2001 | 945 | 650 | 800 | 112 270 263 |
| 31 March 2002 | 902 | 520 | 595 | 97 059 893 |
| 30 June 2002 | 820 | 540 | 630 | 103 308 534 |
| 30 September 2002 | 669 | 485 | 555 | 44 264 779 |
| 31 December 2002 | 660 | 505 | 610 | 34 560 564 |
| 31 March 2003 | 640 | 495 | 520 | 40 877 870 |
| 30 June 2003 | 640 | 470 | 595 | 29 671 430 |
| **Monthly** | | | | |
| 31 July 2003 | 635 | 595 | 620 | 10 766 544 |
| 31 August 2003 | 630 | 575 | 610 | 39 327 531 |
| 30 September 2003 | 620 | 550 | 560 | 7 333 925 |
| 31 October 2003 | 700 | 560 | 670 | 13 997 753 |
| 30 November 2003 | 750 | 630 | 685 | 12 124 930 |
| 31 December 2003 | 700 | 635 | 685 | 11 160 978 |
| 31 January 2004 | 750 | 680 | 730 | 18 716 828 |
| 29 February 2004 | 810 | 720 | 770 | 9 646 569 |
| 31 March 2004 | 800 | 715 | 720 | 12 805 173 |
| 30 April 2004 | 790 | 720 | 745 | 33 312 753 |
| 31 May 2004 | 800 | 714 | 755 | 26 703 571 |
| 30 June 2004 | 771 | 710 | 730 | 18 786 684 |

| Date | High (cents) | Low (cents) | Close (cents) | Volume |
|---|---|---|---|---|
| **Daily** | | | | |
| 01 July 2004 | 730 | 727 | 727 | 673 548 |
| 02 July 2004 | 740 | 720 | 740 | 2 577 169 |
| 05 July 2004 | 740 | 730 | 740 | 472 963 |
| 06 July 2004 | 745 | 730 | 745 | 415 616 |
| 07 July 2004 | 750 | 750 | 750 | 872 734 |
| 08 July 2004 | 760 | 750 | 750 | 213117 |
| 09 July 2004 | 745 | 740 | 745 | 494710 |
| 12 July 2004 | 750 | 740 | 750 | 123600 |
| 13 July 2004 | 750 | 740 | 740 | 411500 |
| 14 July 2004 | 750 | 740 | 750 | 584678 |
| 15 July 2004 | 750 | 750 | 750 | 1217618 |
| 16 July 2004 | 750 | 750 | 750 | 2341987 |
| 19 July 2004 | 760 | 740 | 760 | 1008342 |
| 20 July 2004 | 755 | 750 | 750 | 341083 |
| 21 July 2004 | 760 | 750 | 759 | 121799 |
| 22 July 2004 | 755 | 735 | 735 | 163216 |
| 23 July 2004 | 735 | 720 | 720 | 1682895 |
| 26 July 2004 | 735 | 720 | 720 | 1001289 |
| 27 July 2004 | 745 | 730 | 730 | 907391 |
| 28 July 2004 | 740 | 730 | 730 | 895927 |
| 29 July 2004 | 735 | 720 | 730 | 2015019 |

## ANNEXURE 4

# Statement in support of King II Report

**Corporate governance**

Metropolitan views its approach to corporate governance as one of the key business drivers, and hence strengths. The primary motivation is to ensure that the Group's business is conducted with the utmost integrity, which it demands from its management, employees, suppliers and any other stakeholders. As a significant player in the financial services arena in South Africa, it is also important that the Group continues to contribute towards trust and confidence in the capital markets through open and honest communication. Metropolitan is fully committed to the principles of the Code of Corporate Practices and Conduct set out in the King Committee Report on corporate governance (King II). The purpose of King II is to promote the highest level of corporate governance in South Africa.

**Compliance with King II**

The directors are of the opinion that Metropolitan complies with, and has applied, the requirements of King II.

Various initiatives were undertaken during the previous financial year as part of the process of strengthening corporate governance within the Group. These included the finalisation of an extensive, in-depth corporate governance review. The Group was found to be compliant with most of the recommendations in King II and, in response to the findings of the review, embarked on the following during 2003:

- implementing a board charter
- establishing a risk committee
- establishing a nominations committee
- reviewing its relationships with selected service providers and consultants to enhance independence and objectivity
- conducting an independent board self-assessment review for the first time.

**Application of King II and approach to the corporate governance**

All entities in the Metropolitan Group are required to subscribe to the spirit and principles of King II. In addition, King II is applied to all operating entities of the nature and size identified therein.

The board will continue to emphasise corporate governance as a strategic driver. It will also continue to monitor developments in the corporate governance arena, locally and internationally, with a view to reviewing and adapting corporate governance structures and practices where appropriate.

METROPOLITAN
HOLDINGS LIMITED

**METROPOLITAN HOLDINGS LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

# NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of the Company will be held in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town at 11:00 on Wednesday, 1 September 2004, for the purposes of considering and, if deemed fit, passing with or without modification, the following special and ordinary resolutions:

**Words and expressions used in the circular to shareholders dated 6 August 2004 shall bear the same meanings in this notice and in particular in the resolutions referred to below:**

**RESOLUTIONS**

**Special resolution number 1**

**"Resolved as a special resolution that:**

*subject to the passing and registration of special resolution number 2, in terms of section 75(1)(a) of the Companies Act and* article 28 of the articles of association of the Company, the authorised share capital of the Company of R1 000 consisting of 1 billion ordinary shares of 0.0001 cents each, be and is hereby increased to the nominal value of R1 075.84265 by the creation of 75 842 650 variable rate cumulative convertible redeemable preference shares of 0.0001 cents each, the rights and conditions attaching to which are set out in article 135 of the articles of association of the Company to be adopted in terms of special resolution number 2 and that the memorandum of association be amended accordingly."

**Reason for and effect of special resolution number 1**

The reason for and effect of this special resolution number 1 is to increase the Company's authorised share capital by the creation of 75 842 650 variable rate cumulative convertible redeemable preference shares in order to implement the empowerment transaction described in the circular in which this notice is contained.

**Special resolution number 2**

**"Resolved as a special resolution that:**

subject to the passing and registration of special resolution number 1, the articles of association of the Company be and are hereby amended by the insertion of the following new article 135 after the existing article134:

135 **TERMS AND CONDITIONS OF THE RIGHTS AND PRIVILEGES ATTACHING TO THE VARIABLE RATE CONVERTIBLE CUMULATIVE REDEEMABLE PREFERENCE SHARES**

135.1 Notwithstanding anything to the contrary in the articles, the following terms and conditions shall attach to the variable rate convertible cumulative redeemable preference shares of 0.0001 cents (Zero point Zero Zero Zero One Cents) each in the issued share capital of the Company.

135.2 **Interpretation**

For the purposes of this article 135, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings:

| | |
|---|---|
| "'A' SPV Prefs" | the variable rate cumulative redeemable "A" preference shares in the share capital of the SPV with a par value of R1 (One Rand); |
| "Absa" | Absa Bank Limited, a public company incorporated under the laws of South Africa with registration number 1986/004794/06, acting through its Absa Corporate and Merchant Bank Division; |

| | |
|---|---|
| "the Act" | the Companies Act 61 of 1973, as amended from time to time; |
| "Average" | the simple arithmetic average; |
| "the Bank Consortium" | collectively Absa, RMB and Nedbank; |
| "Business Day" | any day (other than a Saturday, Sunday or an official public holiday in South Africa within the meaning of the Public Holidays Act, No. 36 of 1994, as amended) on which banks generally are open for business in Johannesburg; |
| "Coupon Rate" | the coupon rate of dividend payable on the Met Prefs in accordance with article 135.3.5 below; |
| "Dividend Date" | 31 March and 30 September each year; |
| "Holder" | the holder of the Met Prefs from time to time; |
| "Initial Rate" | the initial rate of dividend payable on the Met Prefs defined as "B" in article 135.3.4 below; |
| "Intercreditor and Agency Agreement" | the intercreditor and agency agreement concluded between Absa, RMB and Nedbank; |
| "Issue Date" | the date of issue of the Met Prefs; |
| "Issue Price" | the amount of R7.12 (Seven Rand Twelve Cents), less any repayments of share capital or premium to Holders; |
| "JSE" | the JSE Securities Exchange South Africa; |
| "KTI" | Kagiso Trust Investments (Proprietary) Limited, a private company duly incorporated under the laws of South Africa with registration number 1993/007845/07; |
| "Managing Agent" | the managing agent as appointed in accordance with the Intercreditor and Agency Agreement; |
| "Met Prefs" | the variable rate convertible cumulative redeemable preference shares in the share capital of the Company with a par value of 0.0001 cents; |
| "Met Preference Dividend" | the preferential cash dividend payable to the Holders of Met Prefs in accordance with article 135.3 below; |
| "Methold Group" | collectively the Company and its Subsidiaries; |
| "Nedbank" | Nedbank Limited, a public company incorporated under the laws of South Africa with registration number 1951/000009/06, acting through its Capital Division; |
| "Newco" | Off the Shelf Investments 109 (Proprietary) Limited, a private company incorporated under the laws of South Africa with registration number 2004/013168/07; |
| "Prime Rate" | the prevailing interest rate (per cent, per annum, compounded monthly) from time to time published by First National Bank, a division of FirstRand Bank Limited, as being its prime overdraft rate (as certified by any manager of FirstRand Bank Limited whose appointment and designation need not be proved) expressed as a percentage; |
| "Redemption Amount" | the amount detailed in article 135.5.1 below; |
| "Redemption Date" | a date 5 (five) years after the Issue Date, unless the Met Prefs are converted or redeemed at an earlier date in terms of this article 135, or such later date as agreed between the SPV, the Banking Consortium and the Company; |
| "RMB" | FirstRand Bank Limited, a public company incorporated under the laws of South Africa with registration number 1929/001225/06, acting through its Rand Merchant Bank Division; |

| | |
|---|---|
| "SPV" | Off the Shelf Investments 108 (Proprietary) Limited, a private company incorporated under the laws of South Africa with registration number 2004/013271/07; |
| "SPV Subscription Agreement" | the subscription agreement between the Company, the SPV, Newco, the Bank Consortium and Khumo Bathong Capital (Proprietary) Limited; |
| "Subsidiary" | any subsidiary as defined in the Act. |

135.3 ***Preference Dividends***

135.3.1 The Met Prefs shall confer on the Holder thereof the right to receive out of the profits of the Company prior to the provision for, or declaration or payment of, any dividends or capital of any nature whatsoever on any ordinary share in the capital of the Company, a 6 (six) monthly cumulative preferential cash dividend which shall accrue on a daily basis and which shall be determined in the manner set out in articles 135.3.2 and 135.3.4 below.

135.3.2 The Met Preference Dividends shall be due and payable 6 (six) monthly in arrear on the Dividend Dates to Holders of Met Prefs registered on the Business Day immediately preceding each Dividend Date.

135.3.3 Save for the dividend payable in terms of article 135.4.2 below, the Company's obligation to pay any preference dividends on the Met Prefs shall at all times be discharged by direct payment of such preference dividends to the Managing Agent who shall distribute any preference dividends exceeding the amount attributable to the Coupon Rate in accordance with clause 1.7 of Schedule 1 to the SPV Subscription Agreement.

135.3.4 The Met Preference Dividend for each of the Met Prefs held by the Holders thereof from time to time shall be calculated in arrear in accordance with the following formula:

$$MPD = \frac{(A + B + C + D) \times E \times F}{365}$$

**Where:**

MPD = the Met Preference Dividend per Met Pref;

A = the Coupon Rate as determined in article 135.5;

B = the Initial Rate of 0,5%;

C = the Performance Rate as determined in article 135.3.6;

D = the Out-Performance Rate as determined in article 135.3.7;

E = the Issue Price;

F = the number of days of the relevant period in respect of which the Met Preference Dividend is payable.

135.3.5 **Coupon Rate**

The Coupon Rate shall be calculated in arrear in accordance with the following formula:

$$A = G \times PR$$

**Where:**

A = the Coupon Rate;

G = 74% or such other percentage applicable as contemplated in article 135.4.3 below;

PR = the Prime Rate.

135.3.6 **The Performance Rate**

135.3.6.1 The boards of the Company and KTI shall jointly at the beginning of each financial year and each half year of the Company determine certain qualitative milestones for KTI to achieve in respect of the Company's business for the succeeding 6 (six) months.

135.3.6.2 An additional rate of dividend ('the Performance Rate") shall accrue to the Holder in terms of article 135.3.6.5 if the requisite qualitative milestones are achieved.

135.3.6.3 The Performance Rate shall commence at zero and then increase by an additional 0.5% for each semi-annual qualitative milestone that is achieved.

135.3.6.4 The first qualitative milestone shall be set for the period from 1 January 2005 until 30 June 2005 and, if achieved, the applicable Performance Rate will be taken into account in calculating the September 2005 Met Preference Dividend.

135.3.6.5 Once the Performance Rate has increased it shall remain at that level for the purposes of the formula in article 135.3.4 until conversion or redemption of the Met Prefs, unless the Performance Rate is increased by the achievement of further qualitative milestones as contemplated in article 135.3.6.2.

135.3.7 **The Out-Performance Rate**

135.3.7.1 The Company shall determine the Average of the growth of the following key financial ratios ("the Basket") of the Methold Group at the end of each interim and annual financial period of the Methold Group, in comparison to the corresponding previous interim or annual financial period, namely, the growth in:

135.3.7.1.1 dividend per ordinary share;

135.3.7.1.2 value of new business for the period concerned;

135.3.7.1.3 fully diluted core headline earnings per share.

135.3.7.2 An additional rate of dividend ("the Out-Performance Rate") shall accrue to the Holders in accordance with article 135.3.7.3 below if the Average growth is in excess of 9%. If there is negative growth in one of the rates constituting the Basket, it shall be deemed to be zero for the purpose of calculating the Average growth in the Basket.

135.3.7.3 The first Out-Performance Rate shall be calculated for the period 1 July 2004 to 31 December 2004 and will be included in the March 2005 Met Preference Dividend calculation. The Out-Performance Rate shall commence at zero and then increase by an additional percentage as determined in article 135.3.7.4.

135.3.7.4 The Out-Performance Rate shall increase by the addition of the percentage indicated in the following table opposite the Average growth in the Basket.

| Average Growth in the Basket | Increase in dividend rate of Met Prefs |
|---|---|
| 9% and below | 0 |
| greater than 9% and less than or equal to 10% | 0.065% |
| greater than 10% and less than or equal to 11% | 0.13% |
| greater than 11% and less than or equal to 12% | 0.195% |
| greater than 12% and less than or equal to 13% | 0.245% |
| greater than 13% and less than or equal to 14% | 0.295% |
| greater than 14% and less than or equal to 15% | 0.345% |
| greater than 15% and less than or equal to 16% | 0.385% |
| greater than 16% and less than or equal to 17% | 0.425% |
| greater than 17% and less than or equal to 18% | 0.465% |
| greater than 18% and less than or equal to 19% | 0.505% |
| in excess of 19% | 0.545% |

135.3.7.5 Once the Out-Performance Rate has increased it shall remain at that level for the purposes of the formula in article 135.3.4 until conversion or redemption of the Met Prefs unless it is increased by further growth in the Basket.

135.4 **Additional Dividends**

In addition to the Met Preference Dividend, the Holders of the Met Prefs shall be entitled to payment of additional dividends in the following amounts:

135.4.1 R2 266 668 (Two Million Two Hundred and Sixty Six Thousand Six Hundred and Sixty Eight Rand), payable with the first Met Preference Dividend paid after the Issue Date;

135.4.2 R1 350 000 within 7 days of the Issue Date, and

135.4.3 such amounts as may be required by the SPV from time to time to pay an additional rate of dividend to the holders of the "A" SPV Prefs in accordance with clause 1.8 of Schedule 1 of the SPV Subscription Agreement, which amounts shall be payable within 7 (seven) days after receipt of the SPV's written demand.

135.5 **Redemption**

135.5.1 The amount at which the Company shall redeem each Met Pref in terms of article 135.5.3 shall be an amount equal to:

135.5.1.1 the Issue Price; plus

135.5.1.2 any arrear Met Preference Dividends which at the date of redemption are still unpaid in respect of each Met Pref, on the basis that a dividend will be deemed to be in arrear and unpaid if at any earlier dividend payment date the Met Preference Dividend was neither declared nor paid or if declared, was not paid; plus

135.5.1.3 interest on arrear Met Preference Dividends calculated daily at the Prime Rate plus 2%, from the due date for payment of the Met Preference Dividend up to (but excluding) the Redemption Date, compounded monthly; plus

135.5.1.4 any additional dividend detailed in article 135.4 to which the holder is entitled but not yet been paid by the Company.

135.5.2 The Company shall make provision for the redemption of Met Prefs from its share premium account as contemplated in S76(1)(c) of the Act.

135.5.3 Subject to the further provisions of the Act and the provisions of article 135.6 below, the Company shall redeem the Met Prefs in full for the Redemption Amount, on the Redemption Date against either:

135.5.3.1 surrender to the Company of the certificates in respect of the Met Prefs; or

135.5.3.2 if such certificates are lost, receipt of a suitable written indemnity from the holder that the certificates have not been alienated or pledged.

135.5.4 Should the Redemption Amount not be paid on the due date, then such amount shall bear interest at the Prime Rate plus 2% from the due date until date of payment.

135.6 **Redemption on Default**

135.6.1 ***Default event requiring written notification from SPV***

Notwithstanding anything to the contrary herein contained, all the issued Met Prefs shall be redeemed in full, if:

135.6.1.1 the Company should have failed to declare any dividend on the Met Prefs on the Dividend Dates, or, having declared any dividend, should have failed to pay such dividend on the due date of payment therefor; and

135.6.1.2 the SPV has given the Company written notice that it requires redemption of such Met Prefs.

135.6.2 ***Default events requiring immediate redemption***

Notwithstanding anything to the contrary herein contained, all the Met Prefs shall become immediately redeemable and shall be redeemed in full on the occurrence of any one or more of the following events after the Issue Date, namely:

135.6.2.1 if the Company should fail to redeem any of the Met Prefs on the Redemption Date or fail to pay to the Holder thereof the full proceeds of redemption on the due date of payment therefor; or

135.6.2.2 if the Company commits an act of insolvency which, if it were a natural person, would be an act of insolvency in terms of Section 8 of the Insolvency Act; or

135.6.2.3 if the Company should be placed into liquidation or under judicial management or wound-up, in any case whether provisionally or finally and whether voluntarily or compulsorily; or

135.6.2.4 if the Company should give any notice or take any steps to convene a meeting of its shareholders to adopt a resolution placing it in liquidation or under judicial management, in either case whether provisionally or finally; or

135.6.2.5 if the Company should make or attempt to make or recommend any general offer of compromise with any or all of its creditors; or

135.6.2.6 if any asset of the Company is attached for a judgement in excess of R5 million and the Company fails to set such attachment aside within 60 days; or

135.6.2.7 any default under the terms of "A" SPV Prefs resulting in the SPV being called upon to redeem the "A" SPV Prefs; or

135.6.2.8 any acts committed by the Company which are ultra vires the Company's objects as contained in its memorandum and these articles; or

135.6.2.9 any repudiation by the Company of its obligations under the terms of this article 135, or if the Company causes to be done any act or thing which, in the reasonable opinion of the Managing Agent, evidences an intention to repudiate any of its obligations under this article 135.

135.7 **Meetings**

The Holder shall be entitled to receive notice of, and to be present at, any general meeting of the Company and shall (in its capacity as holder) be entitled to vote, either in person, by representation or by proxy, at any such meeting as if the Holder is an ordinary shareholder of the Company holding as many ordinary shares of the Company as it holds Met Prefs, but subject to the following conditions imposed by the Listings Division of the JSE:

135.7.1 the exercise of the voting rights of the Met Prefs are entirely subject to the conditions of approval issued by the Listings Division of the JSE;

135.7.2 no further issue of Met Prefs may be made without the written consent of the JSE; and

135.7.3 the Holder may not veto any resolutions of the Company that would otherwise have been passed by the holders of ordinary shares together with the Holder of the Met Prefs.

135.8 **Rights of Conversion**

135.8.1 The Holder may, upon written notice to the secretary of the Company in the period 3 (three) years and one day after the Issue Date but prior to the Redemption Date and subject to the written consent of the Bank Consortium, request the Company to convert the Met Prefs into ordinary shares of the Company, ranking pari passu in all respects with the then existing ordinary shares of the Company, with effect from the date of receipt by the secretary of the said notice together with the written consent of the Bank Consortium.

135.8.2 Upon such conversion the Holder of the Met Prefs shall deliver to the Company certificates in respect of the number of Met Prefs converted and details of their Central Securities Depositary Participant to hold the uncertificated ordinary shares of the Company against payment of all costs incurred by the Company to issue such ordinary shares of the Company, whereafter the Company shall apply for the listing of such converted Met Prefs on the JSE.

135.9 **General**

135.9.1 The Company shall not be liable to the Holders for interest on any unclaimed Met Preference Dividend or distribution of redemption monies. The Company shall retain all unclaimed monies until they are claimed; provided that any amount remaining unclaimed for a period of 12 (twelve) years shall be forfeited by the Holder to the Company.

135.9.2 The Managing Agent shall be entitled, but not obliged, to give notice on behalf of the SPV to any party in terms of this article 135."

**Reason for and effect of special resolution number 2**

The reason for and effect of this special resolution number 2 is to amend the articles of association of the Company to provide for the terms and conditions attaching to the variable rate cumulative convertible redeemable preference shares created in terms of special resolution number 1 and the requirements of the JSE.

**Special resolution number 3**

**"Resolved as a special resolution that:**

subject to the passing of ordinary resolution number 2, the Company be and is hereby authorised by way of a specific approval in terms of section 85 of the Companies Act and in terms of the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, to repurchase at the offer price plus a premium of 5% the ordinary shares held by those odd-lot holders in the Company who elect, pursuant to the odd-lot offer, to sell their odd-lot holdings to the Company or who do not make an election and are accordingly deemed to have sold their odd-lot holdings, to the extent that such ordinary shares are not transferred to odd-lot holders who have elected to purchase additional shares under the odd-lot offer. The ordinary shares repurchased in terms of this specific approval will be cancelled, delisted and restored to the status of authorised ordinary shares."

**Reason for and effect of special resolution number 3**

The reason for and effect of special resolution number 3 is to authorise the Company to repurchase ordinary shares in the Company for the purpose of the odd-lot offer contained in the circular to shareholders dated 6 August 2004.

**Ordinary resolution number 1**

**"Resolved as an ordinary resolution that:**

subject to the passing and registration of special resolution numbers 1 and 2, the 75 842 650 variable rate cumulative redeemable preference shares with a par value of 0.0001 cents be and are hereby placed under the control of the directors with the specific authority in terms of section 221 of the Companies Act to allot and issue such shares to the SPV in order to implement the transaction."

In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders present or represented by proxy at the general meeting is required for this ordinary resolution to be passed.

**Ordinary resolution number 2**

**"Resolved as an ordinary resolution that:**

in terms of article 134 of the articles of association of the Company the directors be and are hereby authorised and empowered to make and implement an odd-lot offer to shareholders holding less than 100 ordinary shares in the Company at the close of business on Friday, 17 September 2004 on the terms and conditions of the odd-lot offer contained in the circular dated 6 August 2004 which has been approved by the JSE and NSX and which is tabled at the general meeting."

**Ordinary resolution number 3**

**"Resolved as an ordinary resolution that:**

subject to the passing of ordinary resolution number 2, the directors be and are hereby granted a specific authority in terms of section 221 of the Companies Act and the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, to allot and issue such number of ordinary shares of 0.0001 cents each in the capital of the Company at the offer price as may be required by those odd-lot holders who, pursuant to the odd-lot offer contained in the circular to shareholders dated 6 August 2004, have elected to increase their holdings to 100 ordinary shares, to the extent that the aggregate of Metropolitan shares which have been sold under the odd-lot offer is insufficient to meet the number of shares required by such odd-lot holders."

In terms of the Listings Requirements, the approval of a 75% majority of the votes cast by the shareholders present or represented by proxy at the general meeting is required for this ordinary resolution to be passed.

**Ordinary resolution number 4**

**"Resolved as an ordinary resolution that:**

the directors of the Company be and are hereby authorised, by way of a general authority, to distribute to shareholders of the Company any share capital and reserves of the Company in terms of Section 90 of the Companies Act, article 100 of the articles of association of the Company and in terms of the Listings Requirements, it being recorded that the Listings Requirements currently require, *inter alia*, that the Company may make a general distribution of share capital only if:

- the general authority shall be valid until the next annual general meeting of the Company, provided that it shall not extend beyond 15 months from the passing of this ordinary resolution; and
- any general distribution of share premium by the Company shall not exceed 20% of the Company's issued share capital and reserves but excluding minority interests.

The directors of the Company are of the opinion that, if the Company were to enter into a transaction to distribute share capital and/or reserves totalling 20% of the current issued share capital and reserves of the Company, during the period that the authority is valid:

- the Company, and the Company and its Subsidiaries ("the Group") will be able to pay its debts as they become due in the ordinary course of business;
- the consolidated assets of the Company and the Group, fairly valued in accordance with generally accepted accounting practice, will exceed its consolidated liabilities;
- the issued share capital of the Company and the Group will be adequate for the purpose of the business of the Company and the Group for the foreseeable future; and
- the working capital available to the Company and the Group will be sufficient for the Company and the Group's requirements for the foreseeable future."

**Ordinary resolution number 5**

**"Resolved as an ordinary resolution that:**

seven million of the unissued ordinary shares of the Company be and are placed under the control of the directors to enable the directors to allot and issue such shares for the purpose of the Metropolitan Staff Share Purchase Trust and the Metropolitan Share Incentive Trust, subject to the provisions of the Companies Act and the Listings Requirements of the JSE and provided that the total shareholding of such trusts shall not exceed the current limits of 10% and 5% respectively of the total issued share capital of the Company."

**Ordinary resolution number 6**

**"Resolved as an ordinary resolution that**:

any director or officer of the Company be and is hereby authorised to take all such steps and sign all such documents as are necessary to give effect to the resolutions passed at this general meeting."

By order of the board

**Mrs B Gobodo-Mbomvu**
*Company secretary*

Bellville, Cape Town
6 August 2004

## NOTES

# NOTES

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A BEE Company

**METROPOLITAN**
**HOLDINGS LIMITED**

## METROPOLITAN HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

# FORM OF ELECTION AND SURRENDER

## Only for completion by odd-lot holders who hold share certificates – not for use by odd-lot holders who have dematerialised their shares

**Expressions used in this form shall, unless the context requires otherwise, bear the same meanings as in the circular to shareholders of Metropolitan issued on 6 August 2004.**

**Instructions**

1. Odd-lot holders who have dematerialised their shares must inform their CSDP as to which election they wish to exercise in terms of the custody agreement entered into between them and their CSDP. Such odd-lot holders must not return this form of election and surrender to the transfer secretaries.
2. Option A under Part 1 must be completed by odd-lot holders who wish to sell their odd-lot holdings. This form of election and surrender must be sent together with all documents of title in accordance with paragraph 9 below.
3. Option B under Part 1 must be completed by odd-lot holders who wish to subscribe for additional shares to make up 100 ordinary shares.
4. Option C under Part 1 must be completed by all odd-lot holders who wish to retain their odd-lots.
5. Part 2 must be completed by all odd-lot holders who are emigrants from or non-residents of the common monetary area.
6. If this form of election and surrender is returned with the relevant documents of title before the odd-lot offer is implemented, it will be treated as a conditional surrender which is made subject to the odd-lot offer (details of which are set out in the circular to which this form is attached) being implemented. In the event of the odd-lot offer not being implemented for any reason whatsoever, the transfer secretaries will, within five business days of the date upon which it becomes known that the odd-lot offer will not be implemented, return the documents of title to the odd-lot holders concerned, by registered post, at the risk of such odd-lot holders.
7. Additional forms of election and surrender may be obtained from the transfer secretaries of the Company at the applicable addresses set out below.
8. Odd-lot holders who have not dematerialised their shares and who subscribe for additional shares by 12:00 on Friday, 17 September 2004 will have new certificates posted to them, by registered post, at the risk of such odd-lot holders, from Monday, 20 September 2004.
9. Odd-lot holders who have not dematerialised their shares should complete the details below in accordance with the instructions herein contained and lodge this form of election and surrender together with all documents of title or cheque/banker's draft, where applicable, with the transfer secretaries of the Company at the applicable addresses set out below, so as to be received by no later than 12:00 on Friday, 17 September 2004.

*In South Africa:*
**Computershare Investor Services 2004 (Proprietary) Limited**
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

*In Namibia:*
**Transfer Secretaries (Proprietary) Limited**
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia
(PO Box 2401, Windhoek, Namibia)

## PART 1

Please complete option A, B or C below. Certificated odd-lot holders who do not complete and return this form of election and surrender by 12:00 on Friday, 17 September 2004 should note that their odd-lot holdings will be acquired at the offer price plus a premium of 5%.

**OPTION A**

[ ] I wish to sell [ ]

Mark with "X" if selected — Number of Metropolitan ordinary shares

I/We surrender and enclose the undermentioned documents of title:
Document of title

| **Certificate number(s)** | **Number of shares covered by each certificate** |
|---|---|
| | |
| | |
| | |
| **Total** | |

**OPTION B**

| | | | | | | |
|---|---|---|---|---|---|---|
| | I wish to subscribe for | | x | R | = | R |
| Mark with "X" if selected | | Number of Metropolitan ordinary shares to make up 100 ordinary shares | | Offer price | | Total sale price |

I/We enclose a cheque/banker's draft in South African currency in favour of "Metropolitan Holdings odd-lot offer" (cash or postal orders are not acceptable) for the applicable amount set out above. I/We hereby instruct you to post the share certificate reflecting the increased number of shares purchased at my/our risk, by registered post, in respect of the Metropolitan ordinary shares for which I/we subscribed, to the address given below. Where no address is specified, I/we confirm that the share certificate must be posted to my/our address as reflected in the share register of the Company.

**OPTION C**

| | |
|---|---|
| | I wish to retain my Metropolitan ordinary shares |
| Mark with "X" if selected | |

| | |
|---|---|
| Surname | |
| First name | |
| Signature of odd-lot holder | Stamp and address of agent lodging this form (if any) |
| Assisted by me (if applicable) | |
| (State full name and capacity) | |
| Date 2004 | |
| Telephone number: (Home) ( ) | |
| Telephone number: (Work) ( ) | |
| Postal address | |

**PART 2 - To be completed by all emigrants from and non-residents of the common monetary area**

| |
|---|
| Name of authorised dealer/bank |
| Address |
| Account number |

**Notes:**

1. This form is to be used by registered odd-lot holders who have not dematerialised their Metropolitan ordinary shares and who are recorded in the register at the close of business on Friday, 17 September 2004.
2. Odd-lot holders who have elected the option in Option A under Part 1 by 12:00 on Friday, 17 September 2004 will have the cheques or the electronic transfers, representing the proceeds of the sale of their odd-lot holdings, posted or effected, at the risk of such odd-lot holders, by ordinary post or electronic banking, from Monday, 20 September 2004.
3. Odd-lot holders who have elected the option in Option B under Part 1 will have new share certificates posted to them, at the risk of such odd-lot holders, by registered post, from Monday, 20 September 2004.
4. Part 2 of this form of election and surrender must be completed by all odd-lot holders who are emigrants from or non-residents of the common monetary area.
5. Any alteration to this form must be signed in full and not initialled.
6. If this form is signed under a power of attorney, then such power of attorney, or a notarially certificated copy thereof, must be sent with this form for noting (unless it has already been noted by the transfer secretaries).
7. Where the member is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form must be submitted if so requested by the transfer secretaries.
8. Note 7 above does not apply in the event of this form bearing the stamp of a broking member of the JSE.
9. Where there are joint holders of any Metropolitan ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form.

Printed by Sibanye Print Solutions Tel: 021 950 9470

**METROPOLITAN**
**HOLDINGS LIMITED**

# METROPOLITAN HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

## FORM OF PROXY

**For completion only by ordinary shareholders holding share certificates and ordinary shareholders who have dematerialised their Metropolitan shares and whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant ("CSDP")**

**This form of proxy is not for use by shareholders who have dematerialised their Metropolitan shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP)**

I/We

being the holder of ______ (number) shares in the Company, do hereby appoint:

1. ______ or failing him/her,
2. ______ or failing him/her,
3. the chairman of the general meeting,

as my/our proxy to attend, speak and vote on my/our behalf at the general meeting of shareholders to be held in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town on Wednesday, 1 September 2004 at 11:00 and at any adjournment thereof and to vote or abstain from voting as follows on the special and ordinary resolutions to be proposed at such meeting:

| **Please indicate instructions to the appointed proxy by way of an "X" in the appropriate spaces below (if no instructions are given, the proxy may vote as he/she thinks fit):** | **For** | **Against** | **Abstain** |
|---|---|---|---|
| Special resolution number 1 - Increase of the authorised share capital of the Company and the creation of 75 842 650 variable rate cumulative convertible redeemable preference shares | | | |
| Special resolution number 2 - The amendment of the Company's articles of association | | | |
| Special resolution number 3 - Specific authority to repurchase the Company's shares for the purpose of the odd-lot offer | | | |
| Ordinary resolution number 1 - Authority for directors to issue and allot shares to implement the transaction | | | |
| Ordinary resolution number 2 - Odd-lot offer to ordinary shareholders | | | |
| Ordinary resolution number 3 - Specific authority to issue shares for the purpose of the odd-lot offer | | | |
| Ordinary resolution number 4 - General authority to make a payment to shareholders | | | |
| Ordinary resolution number 5 - Authority for directors to issue and allot shares for the Metropolitan staff share schemes | | | |
| Ordinary resolution number 6 - Authority for a director to implement aforementioned resolutions | | | |

A shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead on a show of hands and on a poll. The proxy so appointed need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at ______ on this ______ day of ______ 2004

Name in BLOCK LETTERS ______

Signature ______
(Initials and surname of joint holders, if any)

Address ______

**Please refer to the notes on the reverse side hereof.**

**NOTES:**

1. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf shall be the validly appointed proxy for the shareholder at the general meeting.
2. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. If a shareholder fails to comply with the above or to provide voting instructions or gives contradictory instructions, or should any further resolution(s) or any amendments(s) that may be properly put before the general meeting be proposed, the proxy shall be entitled to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.
3. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
4. Companies and other corporate bodies are advised to appoint a representative in terms of section 188 of the Companies Act, 1973, for which purpose a duly certified copy of the resolution appointing such a representative should be attached to this form of proxy.
5. A notarially certified copy of a power of attorney establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries.
6. When there are joint holders of shares, any one holder may sign this form of proxy.
7. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
8. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received other than in accordance with these notes, provided that the chairman is satisfied as to the manner in which the shareholder concerned wishes to vote.
9. Completed forms of proxy should be returned to the undermentioned address, to be received by no later than 11:00 (South African time) on Monday, 30 August 2004 to either:

*In South Africa:*
**Computershare Investor Services 2004 (Proprietary) Limited**
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

*In Namibia:*
**Transfer Secretaries (Proprietary) Limited**
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek
Namibia
(PO Box 2401, Windhoek, Namibia)

Printed by Sibanye Print Solutions Tel: 021 950 9470

# update

**METROPOLITAN HOLDINGS LIMITED**

## 17 August 2004

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*



Metropolitan Holdings Limited issued the following two statements to the media today.

### Metropolitan withdraws cautionary

Metropolitan today (17 August) withdrew the cautionary under which it has been trading since 4 August.

Chief executive Peter Doyle said that as negotiations progressed, it had become apparent that the synergies which the group had anticipated would not in fact materialise.

"We have always made it very clear that we will never conclude deals that do not make sound business sense, and the economic rationale was simply not strong enough."

Confidentiality agreements between the parties concerned mean that no further details can be disclosed.

### Metropolitan expecting good interim results

Metropolitan today (17 August) issued a trading update in which it said that its results for the six months to 30 June 2004, due to be announced on 8 September, were expected to be between 20% and 40% better than those for the equivalent period in 2003.

Chief executive Peter Doyle ascribed the group's anticipated strong showing to continued improvement in its operational performance, which was already apparent at year-end but which has been driven further by management focus on core businesses, plus higher investment returns.

QUERIES

Tyrrel Murray
General manager: group finance
Metropolitan Holdings Limited
Tel 021 9405083 or 082 889 2167

Peter Doyle
Group chief executive
Metropolitan Holdings Limited
Tel 021 9405681 or 082 880 2690

CM26

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED
2004 NOV 23 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 19/08/2004

Our Reference: 14691185
Box: **54642**
Sequence: **37**

BONGIWE GOBODO-MBOMVU
P O BOX 2212
BELLVILLE
7535

Sekretari

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM26 (Special resolution) from you dated 26/05/2004.

The CM26 (1) was accepted and placed on file.

Yours truly

**Registrar of Companies**

JNS JNS

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

Client Ref: BONGIW

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

2004 -06- 28

Form CM 26

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

R80

SEKR 01

# Special resolution

(Section 200)
**(To be lodged in duplicate)**

Registration No. Of Company
2000/031756/06

Name of company METROPOLITAN HOLDINGS LTD

2004 -08- 18

Date notice given to members 19 APRIL 2004
Date resolution passed 26 MAY 2004

Special resolution passed in terms of section 62 & 85(3) of the Act/*~~paragraph~~ ~~of the memorandum~~/*article 31(f) of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

**RESOLVED:**

SEE "ANNEXURE A" ATTACHED.

*Rubber stamp of company, if any, or of secretaries.*

Date 2004-06-02

Signature [signature]
~~Director~~/Secretary/~~Manager~~

Name (in block capitals) B GOBODO-MBOMVU

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
2000/031756/06

Name of Company: METROPOLITAN HOLDINGS LTD
(MvD PdC 6/2)

Postal address: P O BOX 2212
BELLVILLE
7535

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
Special resolution registered this day
2004 -08- 19
Registrar of Companies
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS
Date stamp of Companies Registration Office
[signature]

ANNEXURE A



METROPOLITAN HOLDINGS LTD
(Reg No 2000/031756/06)
("the Company")

**SPECIAL RESOLUTION NO 1**

"RESOLVED THAT the Company hereby adopts new Articles of Association in the form of that tabled at this meeting and initialled for the purpose of identification by the Chairman, in substitution in all respects for its existing Articles of Association."

**SPECIAL RESOLUTION NO 2**

"RESOLVED THAT the board of directors of the Company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to acquire shares issued by the Company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- the general repurchase by the Company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the Company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the Company of shares in the Company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the Company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the Company and the counter party;
- at any time, the Company shall only appoint one agent to effect any acquisition on the Company's behalf in terms of this general approval;
- any such acquisition of the Company's shares shall be announced when an

aggregate of 3% of the initial number of the shares has been purchased and for each 3% in aggregate of the initial number of the shares acquired thereafter;

- the Company may only undertake an acquisition if, after such acquisition, it still complies with the shareholder spread requirements contained in the Listings Requirements;
- the Company or its subsidiaries may not acquire the Company's shares during a prohibited period."

METROPOLITAN
HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
("the Company")
ISIN: ZAE000050456
JSE share code: MET
NSX share code: MTD

2004 -05- 07

## NOTICE OF THE THIRD ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the third annual general meeting of the shareholders of the Company will be held at 14h00 on Wednesday, 26 May 2004 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, Cape Town for the following business:

- to receive and adopt the annual financial statements of the Company for the financial year ended 31 December 2003;
- to transact such other business as may be transacted at an annual general meeting;
- to consider and, if deemed fit, to pass the following special and ordinary resolutions, with or without modification:

### SPECIAL RESOLUTION NO 1

The existing Articles of Association of the Company need to be updated and amended to conform to the current Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") and further, inter alia, to make provision for amendments relating to the quorum required for shareholder and directors meetings, electronic communication, the STRATE environment, uncertificated securities and the removal of fractional entitlements to shares. Accordingly, it is proposed that the existing Articles of Association of the Company be replaced in all respects by the new Articles of Association that will be tabled at the annual general meeting, copies of which are available for inspection by shareholders during normal business hours at the Company's registered office (enquiries Mrs B Gobodo-Mbomvu, tel no. (021) 940 5911) from the date of this notice until the date of the annual general meeting, by adopting the following special resolution:

"RESOLVED THAT the Company hereby adopts new Articles of Association in the form of that tabled at this meeting and initialled for the purpose of identification by the Chairman, in substitution in all respects for its existing Articles of Association."

#### Reason for and effect of special resolution no 1

The reason for special resolution no 1 is to adopt an updated Articles of Association of the Company that conforms to the current Listings Requirements and further, inter alia, to make provision for amendments relating to the quorum required for shareholder and directors meetings, electronic communication, the STRATE environment, uncertificated securities and the removal of fractional entitlements to shares. The effect of special resolution no 1 is to adopt a new Articles of Association for the Company.

### SPECIAL RESOLUTION NO 2

It is proposed that the Company renew its general approval for a share buy-back with the following special resolution:

"RESOLVED THAT the board of directors of the Company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to acquire shares issued by the Company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the Listings Requirements of the JSE Securities Exchange

SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- the general repurchase by the Company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the Company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the Company of shares in the Company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the Company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the Company and the counter party;
- at any time, the Company shall only appoint one agent to effect any acquisition on the Company's behalf in terms of this general approval;
- any such acquisition of the Company's shares shall be announced when an aggregate of 3% of the initial number of the shares has been purchased and for each 3% in aggregate of the initial number of the shares acquired thereafter;
- the Company may only undertake an acquisition if, after such acquisition, it still complies with the shareholder spread requirements contained in the Listings Requirements;
- the Company or its subsidiaries may not acquire the Company's shares during a prohibited period."



## GENERAL INFORMATION

Information relating to:

- the directors and management of the Company can be found on pages 20, 21, 50 and 51 of the Company's annual report for 2003 sent to shareholders in March 2004;
- the major shareholders of the Company can be found on page 72 of the aforesaid annual report;
- the directors' interests in the Company can be found on page 60 of the annual report;
- the share capital of the Company can be found on page 139 of the annual report;
- any litigation can be found on page 151 of the annual report.

### Directors' responsibility statement

The directors, whose names are recorded on pages 50 and 51 of the annual report, collectively and individually accept full responsibility for the accuracy of the information given in special resolution no 2 and certify that to the best of their knowledge and belief no facts have been omitted that would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that special resolution no 2 contains all the information required by the Listings Requirements.

### Reason for and effect of special resolution no 2

The reason for and effect of special resolution no 2 is to grant the board of directors of the Company a general authority in terms of the Companies Act for the acquisition by the Company or any subsidiary of the Company's shares. Such general authority will provide the board with the flexibility, subject to the requirements of the Companies Act and the JSE Securities Exchange South Africa, to acquire the Company's shares should it be in the interests of the Company. This general authority

shall be valid until its variation or revocation by special resolution at any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 months from the date of passing of this special resolution.

## ORDINARY RESOLUTIONS

1. "RESOLVED THAT the Company hereby receives and adopts the annual financial statements of the Company for the financial year ended 31 December 2003, including the directors' report, the auditors' report and the statutory actuaries' report, all as contained in the Company's annual report for 2003."
2. "RESOLVED THAT the Company hereby confirms the remuneration paid to the directors for services rendered during the financial year ended 31 December 2003, as recorded in the financial statements contained in the Company's annual report for 2003."
3. "RESOLVED THAT:

   3.1 the resignation of Ernst & Young as joint auditors of the Company with effect from the conclusion of this annual general meeting be and is hereby noted and accepted;

   3.2 PricewaterhouseCoopers be and is hereby appointed as the sole auditors of the Company from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the Company."
4. "RESOLVED THAT the Company hereby authorises the directors to fix the remuneration of the auditors."
5. "RESOLVED THAT:

   5.1 the resolution regarding the retirement and re-election of directors referred to in paragraph 5.2 below be moved as a single resolution on the basis that if there are any objections to this, the resignation and re-election of each director below shall be treated and moved separately;

   5.2 as Prof W P Esterhuyse, Mr S A Muller, Mr M L Smith and Dr F A Sonn are required to retire by rotation as directors of the Company at this annual general meeting in accordance with the Articles of Association of the Company, and have offered themselves for re-election, they be and are hereby re-appointed as directors of the Company with immediate effect."

   A brief curriculum vitae for each of the above directors is published on pages 50 and 51 of the Company's annual report for 2003.
6. "RESOLVED THAT all the unissued shares of the Company be placed under the control of the directors who are hereby authorised to allot and issue such shares as they may deem fit, subject to the provisions of the Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa, provided that nothing herein contained shall give the directors a mandate to issue any shares of any class in the Company for cash."
7. "RESOLVED THAT any one director of the Company or the Company Secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the special and ordinary resolutions proposed at this meeting."

## VOTING AND PROXIES

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of any certificated or "own name" registered dematerialised shareholder who is unable to attend the annual general meeting but who wishes to be represented thereat.

The form of proxy must be received by the transfer secretaries of the Company, Computershare Limited, PO Box 61051, Marshalltown, 2107 by not later than 14h00 on Monday, 24 May 2004.

Dematerialised shareholders, other than those with "own name" registration, who wish to attend the annual general meeting

must inform their CSDP or broker of their intention to attend the meeting and must obtain the necessary authorisation from their CSDP or broker. Should such shareholders be unable to attend the annual general meeting but wish to be represented thereat, they must provide their CSDP or broker with their voting instructions. This must be done in the manner and time stipulated in terms of the agreement entered into between a shareholder and the CSDP or broker concerned.

*On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll every* shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board

**MRS B GOBODO-MBOMVU**
Company Secretary

19 April 2004
Bellville

**Registered office**
Parc du Cap 7
Mispel Road
Bellville
Cape Town
7530

Directors: Mrs G T Serobe (chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive), N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, P C Lamprecht, S A Muller, J E Newbury, M L Smith, Dr F A Sonn, J C van Reenen, S Zungu

# update

METROPOLITAN HOLDINGS LIMITED

## 30 August 2004

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Stakeholders across the board to benefit from amalgamation into Metropolitan

Metropolitan is planning to amalgamate the business of the former CU Life, the company that it acquired in 1998, with the rest of its business.

Currently this business is held in a ring-fenced sub-fund within Metropolitan.

The registrar of long-term insurance has been approached and Metropolitan is awaiting final approval of its proposals.

"We have done our utmost to protect the rights and benefit expectations of the ex CU Life policyholders throughout the planning process, which is why it has taken so long to finalise matters," says Peter Doyle, group chief executive of Metropolitan.

"All our stakeholders will benefit from the streamlined administration and attendant cost-cutting, as they will from the apportionment of CU Life's surplus assets."

Once the amalgamation has been approved, a portion of the surplus will be used to enhance the benefit expectations of the former CU Life with profit policyholders by an estimated 7%.

The balance of the surplus will be transferred to a non-distributable reserve in the Metropolitan shareholders' funds where for a period of ten years it will be kept available as additional security for policyholder benefits.

Metropolitan's statutory actuary has reported that the amalgamation will not adversely affect the benefit expectations of any group of policyholders.

The independent actuary appointed by the registrar to review the amalgamation proposals is of the opinion that the surplus amount allocated to policyholders is generous, and that it has been allocated fairly between the various groups of policyholders. He is also satisfied that 'appropriate protections (have) been built in to ensure that policyholder interests are protected for the foreseeable future'.

"The amalgamation forms part of our capital management initiatives; completing it will mark another milestone in our ongoing journey towards optimum capital utilisation," says Doyle.

*end*

update

METROPOLITAN HOLDINGS LIMITED

# 8 September 2004

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Metropolitan continues to gain market share and increase profitability
### Interim results for the six months to 30 June 2004

**Key features**

- Excellent operational performance
- Notable increase (32%) in core headline earnings per share
- Profits generated from diverse sources
- Strong growth in single and recurring new business premium income
- Greater share of selected (non-saturated) market segments
- Effective cost containment
- Significantly enhanced profitability
- Material progress in respect of Kagiso partnership



## Highlights

- Metropolitan sustained its strong operational performance of the 2003 financial year in the six months to 30 June 2004. "Despite increased competitor activity, we are still gaining market share; our undivided focus on and years of experience in the low and middle income segments, our traditional areas of operation, continue to give us a competitive edge," says group chief executive, Peter Doyle.

- In most instances the figures released by the financial services group at its interim results presentation in Cape Town today (8 September) were higher than the forecasts of investment analysts and fund managers.

- "In many instances the percentage improvements are exceptional, especially in respect of new business. This is particularly pleasing in view of concerns regarding the saturation of certain market segments," says Doyle. "Not only did we record a 44% increase in total new business premium income, but the new business annual premium equivalent (APE) for our retail and corporate business was 32% and 82% higher respectively."

- Doyle pointed out that for Metropolitan, contrary to industry experience, growth in both single and recurring premium income had been robust, and that this had held true for both its retail and its corporate business.

- As a result, the cashflow from its life insurance operations was 57% up on the first half of 2003.

- Despite the surge in new business, costs under the control of management were contained at 3% below the level for the prior year, and the group is confident that it will achieve its target of a zero increase in management expenses for 2004 compared to 2003.

- According to Doyle, further cost reductions and improvements in the retention rate of both new and existing business remained key areas of focus for Metropolitan even though lapse and surrender rates had also trended steadily downwards over recent reporting periods.

- More and better quality new business, written at a lower cost, resulted in a 174% increase in the embedded value of the group's new business to R63 million, compared with R23 million for the equivalent period in 2003.

- As far as its core retail business was concerned, there was a substantial increase in the new business profit margin, half-year on half-year.

- According to Doyle, the profitability improvements all stemmed from a rigorous focus on the basics of the business, underlining their sustainability and auguring particularly well for the future.

- The contribution of retail business to core headline earnings rose by 63% from R65 million to R 106 million (figures once again in comparison with June 2003).

- The other three businesses within the group – corporate, health and international – all continued to contribute positively to core headline earnings, with the biggest growth (400% off a low base) coming from the health business.

- This diversity is in sharp contrast with Metropolitan's position of five years ago, when its earnings were derived almost entirely from its individual life operations.

- Core headline earnings, the most meaningful measure of the group's performance in that inherently volatile factors such as capital appreciation on investment assets are stripped out, increased by 26% to R193 million, with core headline earnings per share, at 31 cents, up 32% from the previous June's 23 cents.

- An interim dividend of 20.5 cents per share was declared, 14% higher than in June 2003, an increase well in excess of the current rate of inflation.

- With a CAR cover (capital adequacy requirement in respect of insurance and investment business) multiple of 2.8 times, Metropolitan remains more than adequately capitalized. The group is currently focusing on achieving the optimum level and utilisation of capital.

- Two events of major significance with regard to capital utilisation are expected in October this year: the completion of the empowerment transaction, which will see a substantial inflow of cash, and the final integration of the old CU Life book of business, which will release further capital.

- *In June 2004 Metropolitan announced that it was entering into a partnership with Kagiso Trust Investments (KTI),* a broad-based empowerment consortium that would add value to its business at both a strategic and an operational level. All the relevant regulatory and shareholder approvals have now been obtained and KTI will take ownership of their 10% holding, for which they are paying R540 million upfront, when the newly created preference shares are issued on 1 October 2004.

- Doyle says that he and his team are already benefiting from the input of KTI at board, senior management and strategic planning level. "KTI's ability to open doors across the business spectrum – from the governmental to the grassroots level – will also help us to boost production going forward."

- *The group has also recently (1 September) obtained the go-ahead from shareholders for a return of capital, and* according to Doyle is in the process of determining the quantum of that return. "As always, we will only proceed once we are sure that we are acting in the best interests of shareholders, as was the case when, towards the end of last month, we terminated the negotiations in which we had been involved."

- *As far as Metropolitan's business prospects are concerned, Doyle says that the group remains confident.* "Our low and middle income market focus, our brand and our empowerment positioning - the three things that differentiate us from our competitors, and that will be enhanced by our partnership with KTI – will enable us to increase our inflows, and our profits, still further."

- *"The impact of lower interest and inflation rates in our chosen markets, combined with organic growth, will be* incremental, underpinning our ability to develop products specifically tailored to the needs of consumers in those markets."

*End*

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

**Adding shareholder value**

- Total new business premiums up 44%
- Embedded value of new business up 174%
- Management expenses reduced by 3%
- Kagiso partnership concluded
- Cashflow from insurance operations up 57%
- Core headline earnings per share up 32%
- Embedded value per share up 21% on June 2003
- Dividend per share up 14%

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the unaudited interim results of the Metropolitan Holdings Financial Services Group for the six months ended 30 June 2004.

These results are prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act and comply with South African Statements of Generally Accepted Accounting Practice (GAAP); guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa (JSE).

**Presentation of financial statements**

The consolidated financial statements are prepared on the fair value and going concern bases. The group's principal accounting policies are consistent with those applied at 31 December 2003, except for the change in accounting policy for the consolidation of the staff share schemes.

**Change in accounting policy – consolidation of staff share schemes**

This accounting policy has changed as required by the GAAP Monitoring Panel (GMP) and in accordance with AC132 – Consolidated financial statements and accounting for investments in subsidiaries. Shares issued to participants since 1 January 2001, the date on which the group adopted AC133 – Financial instruments: recognition and measurement - have been reversed on consolidation and as a result, diluted earnings, headline earnings and core headline earnings per share are disclosed for the first time. The comparative figures for June and December 2003 have been adjusted as detailed in the table below:

| | Published 30.06.2003 Rm | Adjustment Rm | Restated 30.06.2003 Rm | Published 31.12.2003 Rm | Adjustment Rm | Restated 31.12.2003 Rm |
|---|---|---|---|---|---|---|
| **Table 2 Reconciliation of headline earnings** | | | | | | |
| Earnings | 132 | (16) | 116 | 1 064 | (68) | 996 |
| Headline earnings | 158 | (16) | 142 | 1 117 | (68) | 1 049 |
| Core headline earnings | 175 | (22) | 153 | 434 | (45) | 389 |
| Core headline earnings per share (cents) | 25.22 | (1.75) | 23.47 | 62.09 | (2.43) | 59.66 |
| Headline earnings per share (cents) | 22.77 | (0.99) | 21.78 | 159.80 | 1.09 | 160.89 |
| Earnings per share (cents) | 19.02 | (1.23) | 17.79 | 152.22 | 0.54 | 152.76 |
| Weighted average number of shares in issue (million) | 694 | (42) | 652 | 699 | (47) | 652 |

| | Published 30.06.2003 Rm | Adjustment Rm | Restated 30.06.2003 Rm | Published 31.12.2003 Rm | Adjustment Rm | Restated 31.12.2003 Rm |
|---|---|---|---|---|---|---|
| **Table 3 Consolidated balance sheet** | | | | | | |
| Non-current assets | 31 516 | (306) | 31 210 | 35 493 | (451) | 35 042 |
| Current assets | 1 415 | 8 | 1 423 | 1 615 | 14 | 1 629 |
| Capital and reserves | 4 308 | (298) | 4 010 | 5 199 | (437) | 4 762 |
| **Table 7 Embedded value** | | | | | | |
| Excess – group | 5 024 | (298) | 4 726 | 5 860 | (437) | 5 423 |
| Adjusted net asset value | 4 106 | (298) | 3 808 | 5 057 | (437) | 4 620 |
| Embedded value | 6 321 | (298) | 6 023 | 7 550 | (437) | 7 113 |
| Embedded value per share (cents) | 911 | 13 | 924 | 1 068 | 23 | 1 091 |
| Adjusted net asset value per share (cents) | 592 | (8) | 584 | 715 | (6) | 709 |
| Number of shares in issue (million) | 694 | (42) | 652 | 707 | (55) | 652 |

**Adoption of International Financial Reporting Standards (IFRS)**

The group is in the process of converting to IFRS and will be fully compliant by 2005 as required by the JSE. Both IFRS 4 – Insurance contracts - and IAS 39 – Financial instruments: recognition and measurement - were issued during 2004 and are effective from 1 January 2005. These standards will change the way in which results will be reported in future but will not be implemented retrospectively. Therefore the interim results for 2005 may not be directly comparable with those of 2004. The industry is working with the South African Institute of Chartered Accountants and the Actuarial Society of South Africa to develop guidance for the sector with a view to standardising the implementation of these standards in order to provide the users of financial statements with more comparable financial results.

REVIEW OF OPERATIONS AND PROSPECTS

**Operational performance**

- All aspects of the business continued to derive material benefit from concerted management action and an even sharper focus.
- Operational improvements steadily gained ground, with this solid set of results being underpinned by industry-leading growth in new business, improved retention rates, ongoing cost containment and sustained positive cash flows.
- The 44% increase in the flow of new business was exceptional and proves that the group is able to grow its business despite increased competition in the lower and middle income markets.
- The unbroken record of positive cashflow from clients continued, with an increase of 57% being recorded in the life insurance operations.
- An increase of 32% in the new business annual premium equivalent (APE) for the retail business can be attributed to robust growth in both recurring and single premium income.
- Notwithstanding the drive for new business, the retention of all business remains a key area of focus for the group; lapse and surrender rates have continued to show improvement.
- The corporate business increased its APE by 82%, with recurring and single premiums both contributing to this outstanding achievement.
- Despite this growth in new business, management expenses remained well controlled at 3% below the prior year. The group's 2004 target, as previously communicated to shareholders, to maintain 2004 expenses at the same level as for the previous year, remains on track.
- This powerful all-round performance resulted in growth of 174% in the embedded value of life insurance new business, with strong improvements in both the retail and the corporate new business profit margins.
- Core headline earnings per share grew 32%.

- All four businesses in the group continued to contribute positively to core headline earnings, with the biggest growth coming from retail (63%) and health (400%).
- In the international business, Namibia and Botswana both increased operating profits.
- The health group's recovery was driven primarily by increased members under administration, and boosted by another good contribution from Qualsa, the managed healthcare arm.
- Competitive investment performance remains a challenge.

**Kagiso partnership**

- Metropolitan concluded a transaction whereby Kagiso Trust Investments, a broad-based empowerment consortium, would become a significant strategic shareholder in Metropolitan with effect from 1 October 2004. All regulatory issues have been resolved; shareholder approval was obtained on 1 September 2004 and the shares will be issued on 1 October 2004.

**Corporate activity during the period**

- Metropolitan bought back and cancelled 43 million ordinary shares.
- An odd-lot offer was made to the 23 154 shareholders holding less than 100 Metropolitan shares. This offer is open until Friday 17 September 2004 at an offer price of R8.02 per share.
- Metropolitan is reaching the final stages of integrating the insurance book acquired from Commercial Union. A proposal has been submitted to the Financial Services Board (FSB), as well as the policyholders, proposing the removal of the 90:10 licence. If approved, an additional amount of R365 million will be transferred to the policyholders' fund and these policies will be fully integrated into the Metropolitan Life book.
- As part of the project to corporatise the Lesotho operations, a new company was established in that country during 2003. The group is currently in negotiations with the FSB with a view to transferring the policies owned by Lesotho residents into that company during 2004.

**Prospects**

- Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, enhanced by Metropolitan's commitment to black economic empowerment as encapsulated in its brand and reflected in these results, will remain a competitive advantage.
- The outlook in our market remains positive, boosted by the reduction in the prime interest rate, lower inflation and increased business confidence.
- The board is satisfied that the operational improvements achieved in 2003 and continuing through the first half of 2004 will carry on for the remainder of 2004, with a strong focus on further increasing the new business profit margins, but caution that the rate of improvement will slow down.

## DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING

Eric Molobi, JJ Njeke and Andile Sangqu (alternate) were appointed as directors with effect from 1 July 2004. No further changes have been made to the directorate since 31 December 2003. All transactions in listed shares involving directors were disclosed on SENS as required.

## CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group had no material capital commitments at 30 June 2004. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

## POST BALANCE SHEET EVENTS

No material post balance sheet events, other than those detailed under corporate activity, occurred between the balance sheet date and the date of approval of the interim results.

## DIVIDEND DECLARATION

The dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim final dividend of 20.50 cents per share has been declared on 7 September 2004, resulting in a dividend cover of 1.5 times based on core headline earnings. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 1 October 2004 and will be paid on Monday, 4 October 2004. The last day to trade "cum" dividend will be Thursday, 23 September 2004. The shares start trading "ex" dividend from the commencement of business on Monday, 27 September 2004. Share certificates may not be dematerialised or rematerialised between Monday, 27 September and Friday, 1 October 2004, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 4 October 2004.

Signed on behalf of the board

**Gloria Tomatoe Serobe** *Group chairman*

**Peter Doyle** *Group chief executive*

Cape Town

7 September 2004

**Directors:**

Gloria Tomatoe Serobe (non-executive group chairman), Peter Doyle (group chief executive), Abel Sithole (executive director), Preston Speckmann (executive director), Ntuthukoyezwe Buthelezi, Irene Charnley, Willie Esterhuyse, Peter Lamprecht, Eric Molobi, Syd Muller, John Newbury, JJ Njeke, Andile Sangqu (alternate), Marius Smith, Franklin Sonn, Johan van Reenen and Sandile Zungu **Secretary: Bongiwe Gobodo-Mbomvu**

| | |
|---|---|
| **Registration number:** | 2000/031756/06 |
| **Registered office:** | 7 Parc du Cap, Mispel Road, Bellville 7535 |
| **JSE code:** | MET |
| **NSX code:** | MTD |
| **ISIN NO.** | ZAE000050456 |

**Transfer secretaries:**
Computershare Investor Services
(Registration number 2004/003647/07)
70 Marshall Street, Johannesburg, 2001
P O Box 61051, Marshalltown, 2107
Telephone +27 11 870 8208

**Sponsor:**
Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 1: CONSOLIDATED INCOME STATEMENT | **6 mths to 30.06.2004 Rm** | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Income from insurance and investment business (table 6; note 7) | **263** | 187 | 1 106 |
| Income from administration business (note 1) | **50** | 26 | 65 |
| Income from holding company (note 2) | **10** | (5) | 171 |
| **Income before goodwill and tax** | **323** | 208 | 1 342 |
| Goodwill amortised | **(25)** | (26) | (53) |
| **Income before tax** | **298** | 182 | 1 289 |
| Shareholders' tax paid | **(126)** | (63) | (272) |
| **Income after tax** | **172** | 119 | 1 017 |
| Outside shareholders' share of earnings | **(10)** | (3) | (21) |
| **Earnings** | **162** | 116 | 996 |

| TABLE 2: RECONCILIATION OF HEADLINE EARNINGS | **6 mths to 30.06.2004 Rm** | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Earnings** | **162** | 116 | 996 |
| Goodwill amortised | **25** | 26 | 53 |
| **Headline earnings** (1) | **187** | 142 | 1 049 |
| Capital (appreciation)/depreciation on excess | **(18)** | 55 | (471) |
| Basis changes and investment variances | **24** | (44) | (189) |
| **Core headline earnings** (2) (note 3) | **193** | 153 | 389 |

| | | | |
|---|---|---|---|
| Core headline earnings per share (cents) | **31.03** | 23.47 | 59.66 |
| Headline earnings per share | **30.06** | 21.78 | 160.89 |
| Earnings per share (cents) | **26.05** | 17.79 | 152.76 |
| Weighted average number of shares in issue (million) | **622** | 652 | 652 |
| Diluted core headline earnings per share (cents) | **28.51** | 22.05 | 55.65 |
| Diluted headline earnings per share (cents) | **27.62** | 20.46 | 150.07 |
| Diluted earnings per share (cents) | **23.93** | 16.71 | 142.49 |
| Diluted weighted average number of shares in issue (million) | **677** | 694 | 699 |
| **Dividend per ordinary listed shares (cents)** | | | |
| Interim | **20.50** | 18.00 | 18.00 |
| Final | | | 25.00 |
| Total | | | 43.00 |

(1) Headline earnings consist of operating profit, investment income, capital appreciation, investment variances and basis and other changes.

(2) Changes in market value of investments can be volatile, therefore core headline earnings have been disclosed which comprise operating profit and investment income, only.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 3: CONSOLIDATED BALANCE SHEET | 30.06.2004 Rm | 30.06.2003 Rm | 31.12.2003 Rm |
|---|---|---|---|
| **ASSETS** | | | |
| Non-current assets | **34 943** | 31 210 | 35 042 |
| Investment assets | **34 436** | 30 562 | 34 479 |
| Goodwill | **312** | 361 | 337 |
| Intangible assets | **74** | 104 | 81 |
| Deferred tax | **7** | 71 | 24 |
| Tangible assets | **114** | 112 | 121 |
| Current assets | **1 766** | 1 423 | 1 629 |
| **Total assets** (note 5) | **36 709** | 32 633 | 36 671 |
| | | | |
| **EQUITY AND LIABILITIES** | | | |
| Capital and reserves (table 4) | **4 448** | 4 010 | 4 762 |
| Outside shareholders' interest | **77** | 48 | 72 |
| Non-current liabilities | **30 523** | 27 068 | 30 268 |
| Policyholders' fund (note 7) | **30 478** | 27 059 | 30 231 |
| Deferred tax | **45** | 9 | 37 |
| Current liabilities | **1 661** | 1 507 | 1 569 |
| **Total equity and liabilities** | **36 709** | 32 633 | 36 671 |

| TABLE 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Shareholders' equity at beginning** | **4 762** | 4 329 | 4 329 |
| **Changes in share capital** | **(301)** | (329) | (338) |
| Issue of share capital | - | - | - |
| Change in accounting policy | - | (334) | (334) |
| Share premium on new issue | - | - | 79 |
| Staff scheme shares reversed | **(7)** | 5 | (81) |
| Shares acquired and cancelled | **(294)** | - | (2) |
| **Changes in distributable reserve** | **(7)** | 10 | 808 |
| *Change in accounting policy* | | 29 | 29 |
| Revaluation of owner-occupied properties | - | - | 33 |
| Earnings | **162** | 116 | 996 |
| Dividend | **(169)** | (135) | (250) |
| **Changes in foreign currency translation reserve** | **(6)** | - | (4) |
| Foreign currency translation changes | **14** | 7 | (16) |
| Transfer to policyholders' fund | **(20)** | (7) | 12 |
| **Change in non-distributable reserve** | - | - | (33) |
| Revaluation of owner-occupied properties | - | - | (33) |
| **Shareholders' equity at end** (table 3; note 10) | **4 448** | 4 010 | 4 762 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 5: CONSOLIDATED CASH FLOW STATEMENT | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Net cash inflow from operating activities | **720** | 648 | 1 959 |
| Net cash (out)/inflow from investing activities | **(1 026)** | 180 | (1 557) |
| Net cash (out)/inflow from financing activities | **(294)** | - | 77 |
| **Net cash flow** | **(600)** | 828 | 479 |
| Cash resources and funds on deposit at beginning | **3 876** | 3 397 | 3 397 |
| **Cash resources and funds on deposit at end** | **3 276** | 4 225 | 3 876 |

| TABLE 6: STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES | 30.06.2004 Rm | 30.06.2003 Rm | 31.12.2003 Rm |
|---|---|---|---|
| Total assets per balance sheet (table 3) | **36 709** | 32 633 | 36 671 |
| Current liabilities and deferred tax per balance sheet | **(1 706)** | (1 516) | (1 606) |
| Outside shareholders' interest per balance sheet | **(77)** | (48) | (72) |
| **Net assets – group** | **34 926** | 31 069 | 34 993 |
| Actuarial liabilities under unmatured policies | **(29 780)** | (26 343) | (29 570) |
| **Excess – group** (table 7 & 8; note 10) | **5 146** | 4 726 | 5 423 |
| Net assets – non-insurance | **(459)** | (673) | (728) |
| **Excess – insurance and investment business** | **4 687** | 4 053 | 4 695 |
| **Change in excess of insurance and investment business** | **(8)** | (35) | 607 |
| Increase in share capital | **-** | (10) | (15) |
| Foreign currency translation changes | **7** | 3 | 4 |
| Dividend paid | **235** | 163 | 278 |
| **Total surplus arising** | **234** | 121 | 874 |
| Operating profit | **140** | 85 | 246 |
| Investment income | **73** | 90 | 163 |
| Basis and other changes | **12** | 45 | 49 |
| Investment variances | **(9)** | (6) | 10 |
| Capital appreciation/(depreciation) | **18** | (93) | 406 |
| Surplus arising (90:10 fund) | **(43)** | 30 | 50 |
| Shareholder earnings (90:10 fund) | **6** | (4) | 33 |
| Consolidation adjustments | **(39)** | (31) | (83) |
| **Earnings from insurance and investment business** | **158** | 116 | 874 |
| Shareholders' tax paid | **97** | 63 | 217 |
| Goodwill amortised | **8** | 8 | 15 |
| **Income from insurance and investment business (before goodwill and tax)** (table 1, note 7) | **263** | 187 | 1 106 |
| Capital adequacy requirement | **1 685** | 1 732 | 1 640 |
| Capital adequacy multiple (insurance and investment business) | **2.8** | 2.3 | 2.9 |
| Second-tier margins | **1 207** | 1 009 | 1 216 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NOTE 1 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders) | Revenue Rm | 6 mths to 30.06.2004 Expenses Rm | Total Rm | 6 mths to 30.06.2003 Total Rm | 12 mths to 31.12.2003 Total Rm |
|---|---|---|---|---|---|
| Health administration | 181 | (145) | **36** | 8 | 30 |
| Asset management | 38 | (28) | **10** | 13 | 23 |
| Asset administration | 16 | (12) | **4** | 5 | 12 |
| **Total income from administration business** (table 1) | 235 | (185) | **50** | 26 | 65 |

| NOTE 2 – INCOME FROM HOLDING COMPANY (before tax) | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Investment income | **25** | 29 | 55 |
| Realised and unrealised capital appreciation/(depreciation) | **8** | (17) | 150 |
| Administration expenses | **(23)** | (17) | (34) |
| **Net income from holding company** (table 1) | **10** | (5) | 171 |

| NOTE 3 - ANALYSIS OF CORE HEADLINE EARNINGS | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Corporate business** | **45** | 47 | 111 |
| Operating profit | **63** | 64 | 154 |
| Tax | **(18)** | (17) | (43) |
| **Retail business** | **106** | 65 | 207 |
| Operating profit | **151** | 96 | 283 |
| Tax | **(45)** | (31) | (76) |
| **International business** | **2** | 4 | 3 |
| Operating profit | **6** | 7 | 8 |
| Tax | **(4)** | (3) | (5) |
| **Metropolitan Health Group** | **20** | 4 | 20 |
| Operating profit | **29** | 5 | 24 |
| Tax | **(9)** | (1) | (4) |
| **Shareholders' equity** | **20** | 33 | 48 |
| Holding company expenses | **(23)** | (17) | (34) |
| Investment income on total shareholder assets | **83** | 87 | 123 |
| Income tax on investment income | **(40)** | (37) | (41) |
| **Core headline earnings** (table 2) | **193** | 153 | 389 |
| Total operating profit | **249** | 172 | 469 |
| Holding company expenses | **(23)** | (17) | (34) |
| Investment income on total shareholders' assets | **83** | 87 | 123 |
| Total tax | **(116)** | (89) | (169) |
| **Core headline earnings** (table 2) | **193** | 153 | 389 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NOTE 4 - FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | 6 mths Net inflow 30.06.2004 Rm | 6 mths Net inflow 30.06.2003 Rm | 12 mths Net inflow 31.12.2003 Rm |
|---|---|---|---|---|---|
| Retail business | 2 036 | (1 501) | **535** | 624 | 1 433 |
| Corporate business | 1 058 | (933) | **125** | (257) | 182 |
| International business | 371 | (207) | **164** | 157 | 354 |
| **Life insurance cash flows** | 3 465 | (2 641) | **824** | 524 | 1 969 |

| NOTE 5 - ASSETS UNDER MANAGEMENT | 30.06.2004 Rm | 30.06.2003 Rm | 31.12.2003 Rm |
|---|---|---|---|
| Investment assets | **34 433** | 30 559 | 34 476 |
| Strategic investments | **3** | 3 | 3 |
| Goodwill | **312** | 361 | 337 |
| Tangible and intangibles assets | **188** | 216 | 202 |
| Current assets and deferred tax | **1 773** | 1 494 | 1 653 |
| **Total on-balance sheet assets** (table 3) | **36 709** | 32 633 | 36 671 |
| Collective investments | **1 697** | 1 384 | 1 524 |
| Health administration | **1 692** | 1 355 | 1 577 |
| Metropolitan Asset Managers | **3 834** | 3 783 | 4 729 |
| EB segregated assets | **777** | 805 | 783 |
| **Total assets under management** | **44 709** | 39 960 | 45 284 |

| NOTE 6 – NUMBER OF EMPLOYEES | 30.06.2004 | 30.06.2003 | 31.12.2003 |
|---|---|---|---|
| Indoor | **3 370** | 3 462 | 3 416 |
| Field | **3 409** | 2 695 | 2 890 |
| **Total** | **6 779** | 6 157 | 6 306 |

| NOTE 7: POLICYHOLDERS' FUND | 30.06.2004 Rm | 30.06.2003 Rm | 31.12.2003 Rm |
|---|---|---|---|
| **Balance at beginning** | **30 231** | 26 600 | 26 600 |
| Inflow | **4 030** | 3 683 | 11 355 |
| Premiums received (note 8) | **3 465** | 2 784 | 7 084 |
| Investment return | **565** | 899 | 4 271 |
| Investment income | **862** | 830 | 1 762 |
| Realised and unrealised capital (depreciation)/appreciation | **(297)** | 69 | 2 509 |
| Outgo | **(3 500)** | (3 030) | (6 606) |
| Payments to policyholders (note 9) | **(2 641)** | (2 260) | (5 115) |
| Sales remuneration | **(371)** | (272) | (579) |
| Management expenses | **(459)** | (475) | (931) |
| Distribution costs | **(80)** | (75) | (162) |
| Administration expenses | **(379)** | (400) | (769) |
| Policyholders' tax paid | **(29)** | (23) | 19 |
| Income from insurance and investment business (table 1 & 6) | **(263)** | (187) | (1 106) |
| Foreign currency translation changes | **(20)** | (7) | (12) |
| **Balance at end** | **30 478** | 27 059 | 30 231 |
| | | | |
| Liabilities under insurance contracts | **24 264** | 21 647 | 23 948 |
| Liabilities under investment contracts | **5 516** | 4 696 | 5 622 |
| 90:10 fund surplus | **698** | 716 | 661 |
| **Total** (table 3) | **30 478** | 27 059 | 30 231 |

| NOTE 8 - PREMIUMS RECEIVED | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Recurring premiums** | **2 481** | 2 113 | 4 593 |
| Individual life | **1 836** | 1 669 | 3 558 |
| Employee benefits | **773** | 574 | 1 304 |
| Re-insurance | **(128)** | (130) | (269) |
| **Single premiums** | **984** | 671 | 2 491 |
| Individual life | **576** | 451 | 1 040 |
| Employee benefits | **408** | 220 | 1 451 |
| **Total** (note 7) | **3 465** | 2 784 | 7 084 |
| | | | |
| Insurance contracts | **3 016** | 2 388 | 5 199 |
| Investment contracts | **449** | 396 | 1 885 |
| | **3 465** | 2 784 | 7 084 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NOTE 8 - PREMIUMS RECEIVED | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Metropolitan Life Ltd | **2 845** | 2 361 | 6 107 |
| Metropolitan Odyssey Ltd | **332** | 182 | 416 |
| Metropolitan International Ltd | **10** | - | - |
| *Metropolitan Life (Namibia) Ltd* | **150** | 149 | 322 |
| Metropolitan Life of Botswana Ltd | **106** | 90 | 186 |
| Metropolitan Lesotho Ltd | **22** | 2 | 53 |
| | **3 465** | 2 784 | 7 084 |

| NOTE 9 – PAYMENTS TO POLICYHOLDERS | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Individual life** | **1 644** | 1 290 | 2 735 |
| Death and disability claims | **374** | 345 | 734 |
| Maturity claims | **568** | 293 | 752 |
| Annuities | **217** | 203 | 416 |
| Surrenders | **515** | 480 | 898 |
| Re-insurance recoveries | **(30)** | (31) | (65) |
| **Employee benefits** | **997** | 970 | 2 380 |
| Death and disability claims | **235** | 215 | 474 |
| Maturity claims | **44** | 234 | 703 |
| Annuities | **143** | 126 | 278 |
| Withdrawal benefits | **122** | 117 | 206 |
| Terminations | **493** | 335 | 829 |
| Re-insurance recoveries | **(40)** | (57) | (110) |
| **Total** (note 7) | **2 641** | 2 260 | 5 115 |
| Insurance contracts | **1 969** | 1 760 | 3 719 |
| Investment contracts | **672** | 500 | 1 396 |
| | **2 641** | 2 260 | 5 115 |
| Metropolitan Life Ltd | **2 366** | 2 048 | 4 653 |
| Metropolitan Odyssey Ltd | **130** | 101 | 208 |
| *Metropolitan Life (Namibia) Ltd* | **106** | 85 | 176 |
| Metropolitan Life of Botswana Ltd | **33** | 26 | 75 |
| Metropolitan Lesotho Ltd | **6** | - | 3 |
| | **2 641** | 2 260 | 5 115 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NOTE 10 - ANALYSIS OF ASSETS BACKING GROUP EXCESS | 30.06.2004 Rm | % | 31.12.2003 Rm | % |
|---|---|---|---|---|
| Listed equities | **2 676** | **54.5** | 2 818 | 54.2 |
| Foreign investments | **359** | **7.3** | 439 | 8.4 |
| Properties | **432** | **8.8** | 373 | 7.2 |
| Fixed interest | **655** | **13.4** | 676 | 13.0 |
| Money market | **470** | **9.6** | 425 | 8.2 |
| Goodwill | **312** | **6.4** | 337 | 6.5 |
| Other assets | **1** | **0.0** | 131 | 2.5 |
| | **4 905** | **100.0** | 5 199 | 100.0 |
| Adjustment for staff share schemes | **(457)** | | (437) | |
| **Group net asset value** (table 4) | **4 448** | | 4 762 | |
| Surplus in 90:10 fund | **698** | | 661 | |
| **Excess – group** (table 6) | **5 146** | | 5 423 | |

| TABLE 7: EMBEDDED VALUE | 30.06.2004 Rm | 30.06.2003 Rm | 31.12.2003 Rm |
|---|---|---|---|
| **Excess – group** (table 6) | **5 146** | 4 726 | 5 423 |
| Adjustments for: | | | |
| Asset management (table 15) | **135** | 144 | 150 |
| Health administration (table 15) | **98** | 47 | 74 |
| Holding company expenses | **(258)** | (227) | (220) |
| Surplus in 90:10 fund and goodwill (table 8) | **(832)** | (882) | (807) |
| **Adjusted net asset value** | **4 289** | 3 808 | 4 620 |
| **Net value of in-force business** | **2 516** | 2 215 | 2 493 |
| Individual life | **1 976** | 1 831 | 1 993 |
| Gross value of in-force business | **2 067** | 1 936 | 2 078 |
| Less: Cost of capital | **(91)** | (105) | (85) |
| Employee benefits | **540** | 384 | 500 |
| Gross value of in-force business | **615** | 498 | 564 |
| Less: Cost of capital | **(75)** | (114) | (64) |
| **Embedded value** (table 8) | **6 805** | 6 023 | 7 113 |
| Adjustment for staff share schemes | **457** | 298 | 437 |
| **Fully diluted embedded value (including adjustment for share schemes)** | **7 262** | 6 321 | 7 550 |
| Embedded value per share (cents) | **1 119** | 924 | 1 091 |
| Fully diluted embedded value per share (cents) | **1 094** | 911 | 1 068 |
| Adjusted net asset value per share (cents) | **705** | 584 | 709 |
| Fully diluted adjusted net asset value per share (cents) | **715** | 592 | 715 |
| Number of shares in issue (million) (table 18) | **608** | 652 | 652 |
| Number of shares including share schemes (million) (table 18) | **664** | 694 | 707 |

| TABLE 8: EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 30.06.2004 Total Rm | 31.12.2003 Total Rm |
|---|---|---|---|---|
| Metropolitan Life Ltd | 3 576 | 2 217 | **5 793** | 5 850 |
| Metropolitan Odyssey Ltd | 137 | 113 | **250** | 240 |
| Metropolitan International Ltd | 93 | - | **93** | 94 |
| Metropolitan Life (Namibia) Ltd | 160 | 129 | **289** | 274 |
| Metropolitan Life of Botswana Ltd | 61 | 49 | **110** | 100 |
| Metropolitan Lesotho Ltd | (6) | 8 | **2** | 7 |
| Metropolitan Health Group | 246 | 83 | **329** | 345 |
| Methealth Namibia Administrators (Pty) Ltd | 5 | 15 | **20** | 10 |
| Asset management | 41 | 135 | **176** | 193 |
| Metropolitan Holdings (after consolidation adjustments) | 135 | (258) | **(123)** | 146 |
| Goodwill | (134) | | **(134)** | (146) |
| **Total embedded value** (table 7) | 4 314 | 2 491 | **6 805** | 7 113 |
| Adjustment for surplus in 90:10 fund and goodwill (table 7) | 832 | | | |
| **Excess – group** (table 6) | 5 146 | | | |

| TABLE 9: ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Non-insurance Rm | Insurance operations Rm | 30.06.2004 Total Rm | 31.12.2003 Total Rm |
|---|---|---|---|---|
| Profit from new business | 29 | 65 | **94** | 184 |
| Point of sale | 28 | 63 | **91** | 175 |
| Expected return to end of period | 1 | 2 | **3** | 9 |
| Profit from existing business | (11) | 176 | **165** | 374 |
| Expected return | 15 | 144 | **159** | 353 |
| Operating experience variance | (22) | 24 | **2** | (50) |
| Operating assumption changes | (4) | 8 | **4** | 71 |
| **Embedded value profit from operations** | 18 | 241 | **259** | 558 |
| Investment return on net worth | (9) | 82 | **73** | 540 |
| Investment variances | 1 | (53) | **(52)** | 65 |
| Economic assumption changes | (52) | (54) | **(106)** | 192 |
| Exchange rate movements | (1) | (11) | **(12)** | (6) |
| **Total embedded value profit** | (43) | 205 | **162** | 1 349 |
| Capital raised | - | - | **-** | 79 |
| Dividend paid | 66 | (235) | **(169)** | (250) |
| Shares acquired and cancelled | (294) | - | **(294)** | (2) |
| Staff scheme shares reversed | (7) | - | **(7)** | (81) |
| **Decrease in embedded value** | (288) | (20) | **(308)** | 1 095 |
| Return on embedded value (%) (2004 annualised) | | | **4.6** | 22.4 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 10: VALUE OF LIFE INSURANCE NEW BUSINESS | **6 mths to 30.06.2004 Rm** | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Retail business | **39** | 8 | 58 |
| Gross value of new business | **41** | 13 | 61 |
| Less: Cost of capital | **(2)** | (5) | (3) |
| Corporate business | **23** | 10 | 34 |
| Gross value of new business | **32** | 13 | 37 |
| Less: Cost of capital | **(9)** | (3) | (3) |
| International business * | **1** | 5 | 11 |
| Gross value of new business | **1** | 6 | 12 |
| Less: Cost of capital | **(0)** | (1) | (1) |
| | **63** | 23 | 103 |

** Net of outside shareholders*

| **Outside shareholders' interest** | | | |
|---|---|---|---|
| Metropolitan Namibia | **21.3%** | 19.8% | 21.3% |
| Metropolitan Botswana | **25.0%** | 25.0% | 25.0% |

| TABLE 11: SOURCE OF NEW BUSINESS | **30.06.2004** | | 31.12.2003 | |
|---|---|---|---|---|
| | **APE %** | **Total %** | APE % | Total % |
| General intermediary channel | **15** | **10** | 12 | 10 |
| Direct writers | **44** | **37** | 40 | 40 |
| Direct mail and telemarketing | **9** | **5** | 20 | 12 |
| Odyssey broker channel | **19** | **37** | 15 | 29 |
| International | **13** | **11** | 13 | 9 |

| TABLE 12: VALUE OF NON-LIFE NEW BUSINESS | **6 mths to 30.06.2004 Rm** | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| Health administration | **18** | 4 | 36 |
| Asset management | **10** | 7 | 36 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 13: NEW BUSINESS PREMIUMS | 6 mths to 30.06.2004 Rm | 6 mths to 30.06.2003 Rm | 12 mths to 31.12.2003 Rm |
|---|---|---|---|
| **Recurring premiums** | | | |
| Retail business | **351** | 263 | 608 |
| Corporate business | **170** | 94 | 178 |
| International business * | **44** | 47 | 98 |
| Individual life | **42** | 45 | 84 |
| Employee benefits | **2** | 2 | 14 |
| | **565** | 404 | 884 |
| **Single premiums** | | | |
| Retail business | **535** | 443 | 1 019 |
| Corporate business | **403** | 215 | 1 398 |
| International business * | **39** | 11 | 67 |
| | **977** | 669 | 2 484 |
| Annual premium equivalent (APE) | **663** | 471 | 1 132 |

** Net of outside shareholders*

| TABLE 14: VALUE OF NEW BUSINESS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE) | Margin 30.06.2004 % | 30.06.2003 % | 31.12.2003 % |
|---|---|---|---|
| Retail business | **9.6** | 2.6 | 8.2 |
| Corporate business | **10.9** | 8.6 | 10.7 |
| International business | **2.1** | 10.4 | 10.5 |
| Total | **9.5** | 4.9 | 9.1 |

*APE represents new recurring premiums plus 10% of single premiums.*

| TABLE 15: VALUATION OF NON-LIFE SUBSIDIARIES | Value as per balance sheet Rm | Write-up to fair value Rm | Embedded value Rm |
|---|---|---|---|
| Asset management (table 7 & 8) | 41 | 135 | **176** |
| Health administration (table 7 & 8) | 251 | 98 | **349** |

| Table 16: PRINCIPAL ASSUMPTIONS | 30.06.2004 % | 30.06.2003 % | 31.12.2003 % |
|---|---|---|---|
| Pre-tax investment return | | | |
| Equities | **12.5** | 11.8 | 11.3 |
| Properties | **12.5** | 11.8 | 11.3 |
| Government stock | **10.5** | 9.8 | 9.3 |
| Cash | **8.5** | 7.8 | 7.3 |
| Risk discount rate | **13.0** | 13.3 | 11.8 |
| Investment return (before tax) – smoothed bonus | **11.9** | 11.2 | 10.7 |
| Expense inflation rate | **7.8** | 7.0 | 6.5 |

| TABLE 17: LIFE BUSINESS: SENSITIVITIES – 30.06.2004 | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|
| | Net value Rm | Gross value Rm | Cost of CAR Rm | Net value Rm | Gross value Rm | Cost of CAR Rm |
| Base value | 2 516 | 2 682 | (166) | 63 | 74 | (11) |
| 1% increase in risk discount rate | 2 295 | 2 541 | (246) | 49 | 67 | (18) |
| % change | (9) | (5) | 49 | (21) | (9) | 63 |
| 1% reduction in risk discount rate | 2 762 | 2 836 | (74) | 78 | 81 | (3) |
| % change | 10 | 6 | (55) | 25 | 10 | (76) |
| 10% increase in future expenses | 2 325 | 2 491 | (166) | 54 | 65 | (11) |
| % change | (8) | (7) | - | (14) | (12) | - |
| 1% increase in expense and salary inflation | 2 442 | 2 608 | (166) | 62 | 73 | (11) |
| % change | (3) | (3) | - | (2) | (2) | - |
| 10% increase in policy discontinuance | 2 454 | 2 620 | (166) | 50 | 61 | (11) |
| % change | (2) | (2) | - | (20) | (17) | - |
| 10% increase in mortality and morbidity | 1 970 | 2 136 | (166) | 32 | 43 | (11) |
| % change (note 1) | (22) | (20) | - | (49) | (42) | - |
| 1% reduction in gross investment return | 2 174 | 2 420 | (246) | 53 | 72 | (19) |
| % change (note 2) | (14) | (10) | 48 | (15) | (2) | 69 |
| 10% fall in market value of assets | 2 383 | 2 549 | (166) | 63 | 74 | (11) |
| % change | (5) | (5) | - | - | - | - |
| 10% reduction in premium indexation take-up rate | 2 469 | 2 635 | (166) | 60 | 71 | (11) |
| % change | (2) | (2) | - | (4) | (3) | - |
| 10% reduction in new business volumes | 2 516 | 2 682 | (166) | 53 | 64 | (11) |
| % change | - | - | - | (16) | (14) | - |
| 10% increase in non-commission related acquisition expenses | 2 516 | 2 682 | (166) | 57 | 68 | (11) |
| % change | - | - | - | (10) | (8) | - |

Notes:

(1) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(2) Bonus rates are decreased commensurate with the drop in returns.

(3) The change in the value of cost of CAR is assumed to be nil where the sensitivity test causes an insignificant change in the value.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| TABLE 18: STOCK EXCHANGE PERFORMANCE | 6 mths to 30.06.2004 | 6 mths to 30.06.2003 | 6 mths to 31.12.2003 |
|---|---|---|---|
| Value of shares traded (rand million) | **892** | 399 | 595 |
| Volume of shares traded (million) | **120** | 71 | 94 |
| Shares traded (% of total shares in issue after treasury shares) (annualised) | **36.1** | 20.3 | 26.8 |
| Value of shares traded – life insurance (J084 – rand billion) | **22.3** | 20.1 | 20.7 |
| Value of shares traded – top 40 index (J200 – rand billion) | **401.6** | 336.7 | 316.6 |
| Trade prices (cents per share) | | | |
| Highest | **810** | 640 | 750 |
| Lowest | **680** | 470 | 550 |
| Last sale of period (30 June) | **730** | 595 | 685 |
| Percentage change during period (annualised) | **13.6** | (4.9) | 32.2 |
| Percentage change – life insurance sector (J084) (annualised) | **4.6** | (14.8) | 18.1 |
| Percentage change – top 40 index (J200) (annualised) | **(6.1)** | (21.9) | 52.3 |
| 30 June | | | |
| Price / core headline earnings ratio (annualised) | **11.76** | 12.68 | 11.48 |
| Dividend yield % (dividend on listed shares) (annualised) | **5.62** | 6.05 | 6.28 |
| Dividend yield – top 40 index (J200) | **3.04** | 3.91 | 3.02 |
| **Total shares issued (million)** | | | |
| Listed on JSE | **635** | 676 | 678 |
| Ordinary shares | **625** | 669 | 668 |
| Share incentive scheme | **10** | 7 | 10 |
| Unlisted | **70** | 59 | 70 |
| Share purchase scheme | **70** | 59 | 70 |
| **Total shares in issue ♣** | **705** | 735 | 748 |
| Treasury shares held by a subsidiary company | **(41)** | (41) | (41) |
| **Total shares in issue after treasury shares ♠** | **664** | 694 | 707 |
| Adjustment to staff share scheme shares ♦ | **(56)** | (42) | (55) |
| Share incentive scheme | **(5)** | (5) | (5) |
| Share purchase scheme | **(51)** | (37) | (50) |
| **Number of shares in issue ♥** (table 7) | **608** | 652 | 652 |
| Market capitalisation at period-end (rand billion) ♠ | **4.85** | 4.13 | 4.84 |
| Percentage of life insurance sector | **5.79** | 5.58 | 5.96 |

♥ Weighted average number of shares in issue referred to in table 2 is calculated on this number of shares in issue.

♣ Diluted weighted number of shares in issue referred to in table 2 is calculated on this number of shares in issue.

♠ The market capitalisation is calculated on the total shares in issue after treasury shares.

♦ These shares have been issued since 1 January 2001, the date on which the group adopted AC133. These shares do not comply with the derecognition rules as set out in AC133 and are therefore reversed on consolidation.

2004-09-01 13:15:00
Metropolitan - Results Of The General Meeting; Finalisation Of The Odd-Lot Off
METROPOLITAN HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

RESULTS OF THE GENERAL MEETING AND FINALISATION OF THE ODD-LOT OFFER

1. RESULTS OF THE GENERAL MEETING

At the general meeting of shareholders held on Wednesday, 1 September 2004, th requisite majority of shareholders approved all the resolutions tabled by the Chairman at the meeting. These included:

- the special resolution to increase the authorised share capital of the Company by the creation of 75 842 650 variable rate cumulative convertibl redeemable preference shares ("preference shares");
- the special resolution to amend the articles of association of the Compan by inserting the terms and conditions attaching to the preference shares;
- the ordinary resolution whereby the directors are authorised to issue the preference shares for cash to Off the Shelf Investments 108 (Proprietary) Limited as part of Metropolitan"s black economic empowerment transaction with Kagiso Trust Investments (Proprietary) Limited. The preference share are expected to be issued on Friday, 1 October 2004;
- the special and ordinary resolutions required to give effect to the odd-l offer; and
- the ordinary resolution authorising the Company by way of a general authority to distribute to shareholders any share capital and reserves of the Company.

The special resolutions approved at the meeting will be lodged for registratio with the Registrar of Companies in South Africa.

2. FINALISATION OF THE ODD-LOT OFFER

2.1 Record date

The election period for the odd-lot offer opened on Friday, 6 August 2004 and will close at 12:00 on Friday, 17 September 2004 ("the recc date"). Shareholders who hold less than 100 Metropolitan shares ("od lot holders") and who are recorded in the Company"s register at the close of business on the record date will be entitled to participate in the odd-lot offer.

2.2 Last day to trade

Odd-lot holders are advised that the last day to trade in order to participate in the odd-lot offer will be Friday, 10 September 2004. an odd-lot holder acquires additional Metropolitan shares by 17:00 c Friday, 10 September 2004 with the result that the odd-lot holder"s shareholding at the close of business on the record date exceeds 100 Metropolitan shares, then such odd-lot holder will not be eligible t participate in the odd-lot offer.

2.3 Odd-lot holders who hold certificated Metropolitan shares

2.3.1 Those odd-lot holders who hold certificated Metropolitan shares and who have elected to increase their odd-lot holdings are required to return a completed form of election and surrender contained in the circular posted to shareholders on 6 August 20 together with a cheque or banker"s draft for the additional Metropolitan shares to reach the respective transfer secretarie at the following addresses by 12:00 on the record date:

| Transfer secretaries in South Africa | Transfer secretaries in Namibia |
|---|---|

| | |
|---|---|
| Computershare Investor Services 2004 (Proprietary) Limited | Transfer Secretaries (Proprietary) Limited |
| 70 Marshall Street, Johannesburg, 2001 | Shop 8, Kaiserkrone Centre |
| PO Box 61051, Marshalltown, 2107 | Post Street Mall, Windhoek, Namibia |
| | PO Box 2401, Windhoek, Namibia |

2.3.2 Certificated odd-lot holders who surrender their documents of title by 12:00 on the record date together with a completed for of election and surrender will be sent new share certificates i respect of their Metropolitan shares by registered post at thei risk from Monday, 20 September 2004.

2.3.3 Those odd-lot holders who hold certificated Metropolitan shares and who have elected to sell their odd-lot holdings are require to surrender their documents of title in respect of all their Metropolitan shares together with a completed form of election and surrender to reach the respective transfer secretaries by 12:00 on the record date.

2.3.4 Cheques in respect of the sale of odd-lot holdings will be post from Monday, 20 September 2004 to odd-lot holders who have elected to sell their odd-lots or whose odd-lots have been compulsorily acquired by Metropolitan, at the risk of such odd-lot holders, against surrender by such odd-lot holders of their relevant documents of title.

2.4 Odd-lot holders who hold dematerialised Metropolitan shares

2.4.1 Odd-lot holders who have dematerialised their odd-lot holdings not hold share certificates and consequently there is no surrender procedure applicable to them, nor are they required t complete a form of election and surrender. Such odd-lot holders should instruct their Central Securities Depository Participant ("CSDP") as to what election they wish to exercise in respect o the odd-lot offer in accordance with the custody agreement entered into between them and their CSDP.

2.4.2 Any movement in the number of Metropolitan shares held by dematerialised odd-lot holders as a result of the implementatio of the odd-lot offer will automatically be recorded in the relevant odd-lot holder"s account with the CSDP selected by suc odd-lot holder and their accounts will be credited or debited accordingly on Monday, 20 September 2004.

3. GENERAL

3.1 Odd-lot holders are reminded that if they fail to make an election i terms of the odd-lot offer as set out herein, they will be deemed to have sold their odd-lot holdings to Metropolitan at R8.02 per Metropolitan share, being the offer price plus a premium of 5% per Metropolitan share. Their documents of title will no longer be valid for trading after the record date and will have no value other than receive the proceeds of the sale of their Metropolitan shares upon surrender of their documents of title. Forms of election and surrend are to reach the transfer secretaries in South Africa or Namibia by 12:00 on the record date. Forms of election received after this time and date will not be accepted.

3.2 A further announcement detailing the results of the odd-lot offer wi be published on the Securities Exchange News Service of the JSE Securities Exchange South Africa on Monday, 20 September 2004 and in the South African and Namibian press on Tuesday, 21 September 2004.

Cape Town
1 September 2004
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited

Sponsor in Namibia
Simonis Storm Securities (Proprietary) Limited
(Member of the NSX)
Legal adviser
Deneys Reitz Inc.
Date: 01/09/2004 01:15:04 PM Produced by the JSE SENS Department

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 09 September 2004 01:57 PM
**To:** Speckmann, Preston; Oosthuizen (Investor Relations) Nico L; Lotz, Michelle
**Subject:** SENS - fyi

2004-09-09 13:37:06
Metropolitan Holdings Limited - Resignation Of Non-Executive Director
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan" or "the company")
RESIGNATION OF NON-EXECUTIVE DIRECTOR
In compliance with section 3.59 of the Listings Requirements of the JSE Securities Exchange South Africa, notification is hereby given that Mr Sandile Zungu, an independent non-executive director, resigned from the board of the company with effect from 9 September 2004.
The reason for the resignation is that Mr Zungu is pursuing other interests in the financial services sector which may compete directly with the business of Metropolitan.
Cape Town
9 September 2004
Sponsor
Merrill Lynch SA (Pty) Limited
Date: 09/09/2004 01:37:05 PM Produced by the JSE SENS Department

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 20 September 2004 03:03 PM
**To:** DL: NAC Group Finance
**Subject:** SENS

2004-09-20 14:49:01
METROPOLITAN - IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
("Metropolitan" or "the Company")
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
IMPLEMENTATION AND RESULTS OF THE ODD-LOT OFFER
1. IMPLEMENTATION OF THE ODD-LOT OFFER
Shareholders are advised that the odd-lot offer to shareholders who held less than 100 Metropolitan shares ("odd-lot holders") at the close of business on Friday, 17 September 2004, has been duly implemented.
2. RESULTS OF THE ODD-LOT OFFER
2.1 The total number of Metropolitan shares made available by those odd-lot holders who elected to sell their odd-lot holdings, and by those who failed to make an election and who were therefore deemed to have sold their odd-lot holdings, is 75 625 Metropolitan shares. The total consideration payable to these odd-lot holders, at R8.02 per Metropolitan share, being the offer price of R7.64 plus a premium of 5% per Metropolitan share, amounts to R606 512.50.
2.2 The total number of Metropolitan shares purchased by those odd-lot holders who elected to increase their odd-lot holdings to holdings of 100 Metropolitan shares is 2 511 Metropolitan shares. The consideration received by Metropolitan from these odd-lot holders was R7.64 per Metropolitan share, amounting to a total cash consideration of R19 184.04.
2.3 The total number of Metropolitan shares that continue to be held by those odd-lot holders who elected to retain their odd-lot holdings is 1 388.
The aggregate number of Metropolitan shares that became available as a result of the implementation of paragraph 2.1 above was used to satisfy the demand for Metropolitan shares referred to in paragraph 2.2 above.
The net result of the implementation of the odd-lot offer is that the number of shareholders of Metropolitan has been reduced by 22 986 shareholders and a total of 73 114 Metropolitan shares will be cancelled, de-listed and restored to the status of authorised ordinary share capital.
Cape Town
20 September 2004
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Proprietary) Limited (Member of the NSX)
Legal adviser
Deneys Reitz Inc.
Date: 20/09/2004 02:49:04 PM Produced by the JSE SENS Department

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

# OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
# RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

RECEIVED
2004 NOV 23 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Acquisition/payment date:
Verkrygings/betalingsdatum: 22/09/04

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Gemagtigde kapitaal<br>Authorised capital<br>R |
| | | | |
| 1 000 000 000 | Ordinary | 0.000001 | 1 000.000000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 1 000 000 000 | | Totaal / Total | 1 000.000000 |

| NO PAR VALUE | |
|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares |
| | |
| | |
| | |
| Totaal / Total: | |

---

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company: Metropolitan Holdings Limited

Posadres
Postal address: P O Box 2212
Bellville
7535

| |
|---|
| *Datum van ontvangs deur Registrateur van Maatskappye*<br><br>*Date of receipt by Registrar of Companies* |
| *Datumstempel van Registrasiekantoor vir Maatskappye*<br><br>*Date stamp of Companies Registration Office* |
| *Registrateur van Maatskappye*<br><br>*Registrar of Companies* |

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer aangetoon
Issued capital of company as shown on the return of allotments dated

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalende kapitaal<br>Amount of issued paid-up capital<br>R |
| 704 607 075 | Ordinary | 0.000001 | 704.607075 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 704 607 075 | | Totaal / Total | 704.607075 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated Capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital .............. R 704.607075

Verklaarde kapitaal - Stated Capital .............................. R ______

Premierekening - Premium account .............................. R 2 245 582 271.894430

Totale uitgereikte kapitaal - Total issued capital ....................... R 2 245 582 976.501505

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4. ______

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

| | PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 75 625 | Ordinary | 0.000001 | 0.075625 |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 75 625 | | Totaal / Total | 0.075625 |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

| | PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 704 531 450 | Ordinary | 0.000001 | **704.531450** |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 704 531 450 | | Totaal / Total | **704.531450** |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

| | | |
|---|---|---|
| Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital | R | 704.531450 |
| Verklaarde kapitaal - Stated Capital | R | |
| Premierekening - Premium account | R | 2 244 975 759.470055 |
| Totale uitgereikte kapitaal - Total issued capital | R | 2 244 976 464.001505 |

Korrek gesertifiseer
Certified correct
Handtekening
Signature [signature]
Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary

Datum
Date 22nd of September 2004
*Rubberstempel van maatskappy, as daar is, of van sekretarisse.*
*Rubber stamp of company, if any, or of secretaries.*

CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF A GENERAL MEETING OF METROPOLITAN HOLDINGS LTD HELD ON WEDNESDAY, 1 SEPTEMBER 2004

---

"SPECIAL RESOLUTION NO 3

The following special resolution was proposed by the Chairman, seconded by Mr A M Sithole, 99.98% voted in favour, 0.01% voted against and 0.01% abstained and thereupon adopted:

"THAT subject to the passing of ordinary resolution number 2, the Company be and is hereby authorised by way of a specific approval in terms of section 85 of the Companies Act and in terms of the Listings Requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed, to repurchase at the offer price plus a premium of 5% the ordinary shares held by those odd-lot holders in the Company who elect, pursuant to the odd-lot offer, to sell their odd-lot holdings to the Company or who do not make an election and are accordingly deemed to have sold their odd-lot holdings, to the extent that such ordinary shares are not transferred to odd-lot holders who have elected to purchase additional shares under the odd-lot offer. The ordinary shares repurchased in terms of this specific approval will be cancelled, delisted and restored to the status of authorised ordinary shares.""

B GOBODO-MBOMVU
GROUP COMPANY SECRETARY

2004-09-21

METROPOLITAN
HOLDINGS LIMITED

22 September 2004

The Registrar of Companies
P O Box 429
Pretoria
0001

Dear Sir

**ACQUISITION OF SHARES**

I the undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 22ND DAY OF SEPTEMBER 2004

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

METROPOLITAN HOLDINGS LIMITED
Ref No: 2000/031756/06

Share register

| Issued share capital | Number of Issued Shares | | | | | Share Capital | | | | | | Total capital |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Listed ordinary shares | Listed incentive scheme shares | Total listed | Unlisted staff share purchase scheme shares | Total issued | Listed ordinary shares 02000 | Listed incentive scheme shares 02010 | Total listed | Unlisted staff share purchase scheme shares 02009 | Total issued excluding premium | Share premium 02006 | |
| **Balance as at 1 January 2002** | 688 425 332 | 6 370 400 | 694 795 732 | 32 984 750 | 727 780 482 | 688 425332 | 6 370400 | 694 795732 | 32 984750 | 727 780482 | 2 439 418 000 910000 | 2 439 418 728 690480 |
| Shares issued 1 December 2001 @ R8 30 | | | - | 1 682 800 | 1 682 800 | - | - | - | 1 682800 | 1 682800 | 13 967 238 317200 | 13 967 240 000000 |
| Shares released on 10 January 2002 | 33 200 | | 33 200 | (33 200) | - | 0 033200 | - | 0 033200 | (0 033200) | - | | - |
| **Balance as at 31 January 2002** | 688 458 532 | 6 370 400 | 694 828 932 | 34 634 350 | 729 463 282 | 688 458532 | 6 370400 | 694 828932 | 34 634350 | 729 463282 | 2 453 385 239 227200 | 2 453 385 968 690480 |
| Shares released on 25 April 2002 | 3 600 | | 3 600 | (3 600) | - | 0 003600 | - | 0 003600 | (0 003600) | - | | - |
| **Balance as at 30 April 2002** | 688 462 132 | 6 370 400 | 694 832 532 | 34 630 750 | 729 463 282 | 688 462132 | 6 370400 | 694 832532 | 34 630750 | 729 463282 | 2 453 385 239 227200 | 2 453 385 968 690480 |
| Share cancelled | (18 946 025) | | (18 946 025) | - | (18 946 025) | (18 946025) | - | (18 946025) | - | (18 946025) | (143 175 222 330000) | (143 175 241 276025) |
| **Balance as at 31 May 2002** | 669 516 107 | 6 370 400 | 675 886 507 | 34 630 750 | 710 517 257 | 669 516107 | 6 370400 | 675 886507 | 34 630750 | 710 517257 | 2 310 210 016 897200 | 2 310 210 727 414460 |
| Shares released 3 June 2002 | 55 000 | - | 55 000 | (55 000) | - | 0 055000 | - | 0 055000 | (0 055000) | - | | - |
| Shares cancelled | (992 436) | | (992 436) | | (992 436) | (0 992436) | - | (0 992436) | - | (0 992436) | (6 634 101 440480) | (6 634 102 432916) |
| **Balance as at 30 June 2002** | 668 578 671 | 6 370 400 | 674 949 071 | 34 575 750 | 709 524 821 | 668 578671 | 6 370400 | 674 949071 | 34 575750 | 709 524821 | 2 303 575 915 456720 | 2 303 576 624 981540 |
| Shares allocated on 2 June 2002 @ R6 53 | (1 000 000) | 1 006 100 | 6 100 | 12 485 100 | 12 491 200 | (1 000000) | 1 006100 | 0 006100 | 12 485100 | 12 491200 | 81 567 523 508800 | 81 567 536 000000 |
| **Balance as at 31 July 2002** | 667 578 671 | 7 376 500 | 674 955 171 | 47 060 850 | 722 016 021 | 667 578671 | 7.376500 | 674 955171 | 47.060850 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released at 20 August 2002 | 400 | - | 400 | (400) | - | 0 000400 | - | 0 000400 | (0 000400) | - | - | - |
| **Balance as at 30 September 2002** | 667 579 071 | 7 376 500 | 674 955 571 | 47 060 450 | 722 016 021 | 667 579071 | 7.376500 | 674 955571 | 47 060450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 30 October 2002 | 50 000 | - | 50 000 | (50 000) | - | 0 050000 | - | 0 050000 | (0 050000) | - | - | - |
| **Balance as at 31 October 2002** | 667 629 071 | 7 376 500 | 675 005 571 | 47 010 450 | 722 016 021 | 667 629071 | 7 376500 | 675 005571 | 47 010450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 9 December 2002 | 60 000 | - | 60 000 | (60 000) | - | 0 060000 | - | 0 060000 | (0 060000) | - | - | - |
| Share issued 2 December 2002 | - | - | - | 12 536 000 | 12 536 000 | | | - | 12 536000 | 12.536000 | 78 349 987 464000 | 78 350 000 000000 |
| **Balance as at 31 December 2002** | 667 689 071 | 7 376 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667 689071 | 7.376500 | 675 065571 | 59 486450 | 734 552021 | 2 463 493 426 429520 | 2 463 494 160 981540 |
| Shares released | 35 000 | (35 000) | - | | - | 0 035000 | (0 035000) | - | - | - | - | - |
| Share schedule adjusted | (9 000) | 9 000 | - | | - | (0 009000) | 0 009000 | - | - | - | - | - |
| Shares issued 2 June 2003 @ R5 25 | - | 2 650 200 | 2 650 200 | 4 318 000 | 6 968 200 | - | 2 650200 | 2 650200 | 4 318000 | 6 968200 | 36 583 043 031800 | 36 583 050 000000 |
| Shares released at 25 August 2003 | 26 000 | - | 26 000 | (26 000) | - | 0 026000 | - | 0 026000 | (0 026000) | - | | - |
| Shares released at 10 November 2003 | 6 900 | - | 6 900 | (6 900) | - | 0 006900 | - | 0 006900 | (0 006900) | - | | - |
| Shares issued 17 November 2003 @ R6 85 | - | - | - | 6 182 200 | 6 182 200 | - | - | - | 6.182200 | 6 182200 | 42 348 063 817800 | 42 348 070 000000 |
| Shares cancelled 15 December 2003 | (348 160) | - | (348 160) | - | (348 160) | (0 348160) | - | (0 348160) | - | (0 348160) | (2 389 166 942393) | (2 389 167 290553) |
| Share schedule adjusted | 20 600 | (20 600) | - | - | - | 0 020600 | (0 020600) | - | - | - | - | - |
| Shares released 8 January 2004 | 41 000 | - | 41 000 | (41 000) | - | 0 041000 | - | 0 041000 | (0 041000) | - | - | - |
| **Balance as at 31 December 2003** | 667 461 411 | 9 980 100 | 677 441 511 | 69 912 750 | 747 354 261 | 667 461411 | 9 980100 | 677.441511 | 69 912750 | 747.354261 | 2 540 035 366 336730 | 2 540 036 113 690950 |
| Shares released 4 February 2004 | 35 000 | | 35 000 | (35 000) | - | 0 035000 | - | 0 035000 | (0 035000) | - | | - |
| Shares released 20 February 2004 | 29 000 | | 29 000 | (29 000) | - | 0 029000 | - | 0 029000 | (0 029000) | - | | - |
| Shares released 1 March 2004 | 202 100 | | 202 100 | (202 100) | - | 0 202100 | - | 0.202100 | (0 202100) | - | | - |
| Shares released 17 March 2004 | 18 200 | | 18 200 | (18 200) | - | 0 018200 | - | 0 018200 | (0 018200) | - | | - |
| Shares released 25 March 2004 | 7 600 | | 7 600 | (7 600) | - | 0 007600 | - | 0 007600 | (0 007600) | - | | - |
| Shares released | 11 800 | (11 800) | - | | - | 0 011800 | (0 011800) | - | - | - | | - |
| Share schedule adjusted | 800 | (800) | - | | - | 0 000800 | (0 000800) | - | - | - | | - |
| Shares released 5 April 2004 | 6 400 | | 6 400 | (6 400) | - | 0 006400 | - | 0 006400 | (0 006400) | - | | - |
| Shares cancelled | (35 376 184) | | (35 376 184) | | (35 376 184) | (35 376184) | - | (35 376184) | - | (35 376184) | (239 338 749 623297) | (239 338 784 999481) |
| Shares released 20 April 2004 | 23 300 | | 23 300 | (23 300) | - | 0 023300 | - | 0 023300 | (0 023300) | - | | - |
| Shares released 30 April 2004 | 64 700 | | 64 700 | (64 700) | - | 0 064700 | - | 0 064700 | (0 064700) | - | | - |
| Shares cancelled | (7 371 002) | | (7 371 002) | | (7 371 002) | (7 371002) | - | (7 371002) | - | (7 371002) | (55 114 344 818998) | (55 114 352 190000) |
| Shares released 24 May 2004 | 7 000 | | 7 000 | (7 000) | - | 0 007000 | | 0 007000 | (0 007000) | - | | - |
| Shares released 28 May 2004 | 11 900 | | 11 900 | (11 900) | - | 0 011900 | - | 0 011900 | (0 011900) | - | | - |
| Shares released 04 June 2004 | 4 600 | | 4 600 | (4 600) | - | 0 004600 | - | 0 004600 | (0 004600) | - | | - |
| Shares released - incentive scheme | 10 300 | (10 300) | - | | - | 0 010300 | (0 010300) | - | - | - | | - |
| Share schedule adjusted | 47 000 | (47 000) | - | | - | 0 047000 | (0.047000) | - | - | - | | - |
| Shares released 08 July 2004 | 38 000 | | 38 000 | (38 000) | - | 0 038000 | - | 0 038000 | (0 038000) | - | | - |
| Shares released 27 July 2004 | 16 000 | | 16 000 | (16 000) | - | 0 016000 | - | 0 016000 | (0 016000) | - | | - |
| Shares released 03 August 2004 | 35 700 | | 35 700 | (35 700) | - | 0 035700 | - | 0 035700 | (0 035700) | - | | - |
| Shares released 24 August 2004 | 8 000 | | 8 000 | (8 000) | - | 0 008000 | - | 0 008000 | (0 008000) | - | | - |
| Shares released 7 September 2004 | 50 000 | | 50 000 | (50 000) | - | 0 050000 | - | 0 050000 | (0 050000) | - | | - |
| Shares released 18 September 2004 | 766 000 | | 766 000 | (766 000) | - | 0 766000 | - | 0 766000 | (0 766000) | - | | - |
| | 626 107 625 | 9 910 200 | 636 017 825 | 68 589 250 | 704 607 075 | 626 107625 | 9 910200 | 636 017825 | 68 589250 | 704 607075 | 2 245 582 271 894430 | 2 245 582 976 501510 |
| Shares cancelled 22 September 2004 | (75 625) | | (75 625) | | (75 625) | (0 075625) | - | (0 075625) | - | (0 075625) | (606 512 424375) | (606 512 500000) |
| | 626 032 000 | 9 910 200 | 635 942 200 | 68 589 250 | 704 531 450 | 626 032000 | 9 910200 | 635 942200 | 68 589250 | 704 531450 | 2 244 975 759 470060 | 2 244 976 464 001510 |

RECEIVED

2004 NOV 23 A 11:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**METROPOLITAN**
HOLDINGS LIMITED

20 September 2004

The General Manager
Listings Division
JSE Securities Exchange South Africa
Exchange Square
2 Gwen Street
Sandown

Dear Sir

**APPLICATION IN TERMS OF SCHEDULE 22 TO THE JSE LISTINGS REQUIREMENTS FOR THE DELISTING OF ORDINARY SHARES IN METROPOLITAN HOLDINGS LIMITED ("METROPOLITAN") ARISING OUT OF AN ODD-LOT OFFER**

Application is hereby made for the delisting of ordinary shares in Metropolitan ("shares") with effect from Wednesday, 22 September 2004, arising out of Metropolitan's odd-lot offer to its shareholders which closed on Friday, 17 September 2004.

In support of this application, and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is submitted:

1. **Description and number of shares for which the delisting is applied**

   Metropolitan proposed an odd-lot offer to all its shareholders who held less than 100 Metropolitan shares in terms of a circular to shareholders dated 6 August 2004. The odd-lot offer was made on the basis that all the shares sold by odd-lot holders or deemed to have been sold would firstly be used for the purpose of odd-lot holders who elected to purchase additional shares, with the balance of the shares to be repurchased by Metropolitan. The balance of the shares that have been repurchased was 75 625 shares with a nominal value of 0,0001 cent each in the issued share capital of Metropolitan.

2. **Date upon which the repurchase is to be effected**

   Monday, 20 September 2004

3. **Metropolitan's current authorised and issued share capital**

| | |
|---|---|
| Authorised share capital | 1 000 000 000 shares |
| Issued share capital | 704 607 075 shares |

METROPOLITAN HOLDINGS LTD

PO BOX 2212 BELLVILLE 7535, TEL (021) 940-5911, FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

Please note that 636 017 825 of the total issued shares are listed and [68 589 250] are unlisted, the unlisted shares being shares held under the Metropolitan staff share purchase scheme.

4. **The issued share capital after the delisting of the shares**

| | |
|---|---|
| Authorised share capital | 1 000 000 000 shares |
| Issued share capital | 704 531 450shares |

5. **The date on which the shares will be cancelled**

Monday, 20 September 2004

6. **The percentage that the shares repurchased in 1 above represent**

0.01% of the total issued share capital of Metropolitan (calculated on the number of shares in issue before the repurchase was effected).

7. **The extent of the authority outstanding (to repurchase) by number and percentage**

Nil – a specific authority to repurchase was granted by shareholders in order for Metropolitan to implement the odd-lot offer. The odd-lot offer closed on Friday, 17 September 2004.

8. **Reference to the type of authority under which the repurchase was done**

Shareholders granted a specific authority to repurchase the shares reflected in 1 above in terms of Special Resolution number 3 set out in the notice of general meeting included in the circular to shareholders dated 6 August 2004.

9. **Reference to the general meeting at which the authority to repurchase the shares was given**

Shareholders granted the specific authority to repurchase the shares in 1 above at a general meeting held in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town on Wednesday, 1 September 2004.

10. **Confirmation that the company is not in breach of its working capital requirements**

Metropolitan will fund the specific repurchase of shares in terms of the authority granted to it in points 8 and 9 above out of its available cash resources. After the specific repurchase, the working capital available to Metropolitan will be sufficient for its requirements for a period of at least 12 months from the date of the notice of general meeting.

11. **The total of any treasury shares held by a subsidiary, expressed by number and percentage of the total shares in issue**

40 690 146 shares (which represents 5.8% of the total issued share capital of Metropolitan). These shares are held by one of its wholly owned subsidiaries, Metropolitan Life Limited, as treasury stock.

12. **Confirmation that the cancellation of these shares will not place the company in breach of the spread regulations of the JSE**

The cancellation of the maximum number of shares detailed in 1 above will not compromise the JSE's spread requirements as set out in section 4.28 (e) and (f) of the Listings Requirements.

13. **Confirmation that the company did not breach section 89 of the Companies Act – subsidiaries' ability to acquire shares in its holding company up to a maximum of 10%**

Metropolitan is not in breach of section 89 of the Companies Act and none of the shares repurchased were acquired by any subsidiary of Metropolitan.

14. **Confirmation that the repurchase was not made during a closed period**

The repurchase of shares did not take place during a closed period.

15. **Not an affected transaction**

The Rules of the Securities Regulation Panel have been considered and the repurchase does not indirectly result in an affected transaction.

Yours faithfully

B GOBODO-MBOMVU
COMPANY SECRETARY

P E SPECKMANN
FINANCE DIRECTOR

PARIS ASPOSPORIS
MERRILL LYNCH SOUTH AFRICA (PTY) LIMITED
SPONSOR TO METROPOLITAN HOLDINGS LIMITED

METROPOLITAN HOLDINGS LIMITED
Ref No: 2000/031756/06

Share register

| Issued share capital | Number of Issued Shares: Listed ordinary shares | Listed incentive scheme shares | Total listed | Unlisted staff share purchase scheme shares | Total issued | Share Capital: Listed ordinary shares 02000 | Listed incentive scheme shares 02010 | Total listed | Unlisted staff share purchase scheme shares 02009 | Total issued excluding premium | Share premium 02006 | Total capital |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balance as at 1 January 2002** | 688 425 332 | 6 370 400 | 694 795 732 | 32 984 750 | 727 780 482 | 688 425332 | 6 370400 | 694 795732 | 32 984750 | 727.780482 | 2 439 418 000 910000 | 2 439 418 728 690180 |
| Shares issued 1 December 2001 @ R8 30 | | | - | 1 682 800 | 1 682 800 | - | . | . | 1 682800 | 1 682800 | 13 967 238 317200 | 13 967 240 000000 |
| Shares released on 10 January 2002 | 33 200 | | 33 200 | (33 200) | - | 0 033200 | - | 0 033200 | (0 033200) | - | | . |
| **Balance as at 31 January 2002** | 688 458 532 | 6 370 400 | 694 828 932 | 34 634 350 | 729 463 282 | 688 458532 | 6 370400 | 694.828932 | 34 634350 | 729 463282 | 2 453 385 239 227200 | 2 453 385 968 690480 |
| Shares released on 25 April 2002 | 3 600 | | 3 600 | (3 600) | - | 0 003600 | - | 0 003600 | (0 003600) | - | | - |
| **Balance as at 30 April 2002** | 688 462 132 | 6 370 400 | 694 832 532 | 34 630 750 | 729 463 282 | 688 462132 | 6 370400 | 694 832532 | 34 630750 | 729 463282 | 2 453 385 239 227200 | 2 453 385 968 690480 |
| Share cancelled | (18 946 025) | | (18 946 025) | - | (18 946 025) | (18 946025) | - | (18 946025) | - | (18 946025) | (143 175 222 330000) | (143 175 241 276025) |
| **Balance as at 31 May 2002** | 669 516 107 | 6 370 400 | 675 886 507 | 34 630 750 | 710 517 257 | 669 516107 | 6 370400 | 675 886507 | 34 630750 | 710 517257 | 2 310 210 016 897200 | 2 310 210 727 414460 |
| Shares released 3 June 2002 | 55 000 | - | 55 000 | (55 000) | - | 0 055000 | - | 0 055000 | (0 055000) | - | . | . |
| Shares cancelled | (992 436) | . | (992 436) | | (992 436) | (0 992436) | - | (0 992436) | - | (0 992436) | (6 634 101 440480) | (6 634 102 432916) |
| **Balance as at 30 June 2002** | 668 578 671 | 6 370 400 | 674 949 071 | 34 575 750 | 709 524 821 | 668 578671 | 6 370400 | 674 949071 | 34 575750 | 709 524821 | 2 303 575 915 456720 | 2 303 576 624 981540 |
| Shares allocated on 2 June 2002 @ R6 53 | (1 000 000) | 1 006 100 | 6 100 | 12 485 100 | 12 491 200 | (1 000000) | 1.006100 | 0 006100 | 12 485100 | 12 491200 | 81 567 523 508800 | 81 567 536 000000 |
| **Balance as at 31 July 2002** | 667 578 671 | 7 376 500 | 674 955 171 | 47 060 850 | 722 016 021 | 667 578671 | 7 376500 | 674 955171 | 47 060850 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released at 20 August 2002 | 400 | - | 400 | (400) | - | 0 000400 | - | 0 000400 | (0 000400) | - | | . |
| **Balance as at 30 September 2002** | 667 579 071 | 7 376 500 | 674 955 571 | 47 060 450 | 722 016 021 | 667 579071 | 7 376500 | 674 955571 | 47 060450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 30 October 2002 | 50 000 | - | 50 000 | (50 000) | - | 0 050000 | - | 0 050000 | (0 050000) | - | - | - |
| **Balance as at 31 October 2002** | 667 629 071 | 7 376 500 | 675 005 571 | 47 010 450 | 722 016 021 | 667 629071 | 7 376500 | 675 005571 | 47 010450 | 722 016021 | 2 385 143 438 965520 | 2 385 144 160 981540 |
| Shares released 9 December 2002 | 60 000 | - | 60 000 | (60 000) | - | 0 060000 | - | 0 060000 | (0 060000) | - | - | - |
| Share issued 2 December 2002 | - | - | - | 12 536 000 | 12 536 000 | | | - | 12 536000 | 12 536000 | 78 349 987 464000 | 78 350 000 000000 |
| **Balance as at 31 December 2002** | 667 689 071 | 7 376 500 | 675 065 571 | 59 486 450 | 734 552 021 | 667 689071 | 7 376500 | 675 065571 | 59 486450 | 734 552021 | 2 463 493 426 429520 | 2 463 494 160 981540 |
| Shares released | 35 000 | (35 000) | - | | - | 0 035000 | (0 035000) | - | - | - | - | - |
| Share schedule adjusted | (9 000) | 9 000 | - | | - | (0 009000) | 0 009000 | - | - | - | - | - |
| Shares issued 2 June 2003 @ R5 25 | - | 2 650 200 | 2 650 200 | 4 318 000 | 6 968 200 | - | 2 650200 | 2 650200 | 4 318000 | 6 968200 | 36 583 043 031800 | 36 583 050 000000 |
| Shares released at 25 August 2003 | 26 000 | - | 26 000 | (26 000) | - | 0 026000 | - | 0 026000 | (0 026000) | - | . | . |
| Shares released at 10 November 2003 | 6 900 | - | 6 900 | (6 900) | - | 0 006900 | - | 0 006900 | (0 006900) | - | . | . |
| *Shares issued 17 November 2003 @ R6 85* | - | - | - | 6 182 200 | 6 182 200 | - | - | - | 6.182200 | 6.182200 | 42 348 063 817800 | 42 348 070 000000 |
| Shares cancelled 15 December 2003 | (348 160) | - | (348 160) | . | (348 160) | (0 348160) | - | (0 348160) | . | (0 348160) | (2 389 166 942393) | (2 389 167 290553) |
| Share schedule adjusted | 20 600 | (20 600) | . | . | - | 0 020600 | (0 020600) | . | . | . | . | . |
| Shares released 8 January 2004 | 41 000 | - | 41 000 | (41 000) | - | 0 041000 | - | 0 041000 | (0 041000) | - | . | . |
| **Balance as at 31 December 2003** | 667 461 411 | 9 980 100 | 677 441 511 | 69 912 750 | 747 354 261 | 667 461411 | 9 980100 | 677 441511 | 69 912750 | 747.354261 | 2 540 035 366 336730 | 2 540 036 113 690950 |
| Shares released 4 February 2004 | 35 000 | | 35 000 | (35 000) | - | 0 035000 | - | 0 035000 | (0 035000) | - | | - |
| Shares released 20 February 2004 | 29 000 | | 29 000 | (29 000) | - | 0 029000 | - | 0 029000 | (0 029000) | - | | - |
| Shares released 1 March 2004 | 202 100 | | 202 100 | (202 100) | - | 0 202100 | - | 0 202100 | (0 202100) | - | | - |
| Shares released 17 March 2004 | 18 200 | | 18 200 | (18 200) | - | 0 018200 | - | 0 018200 | (0 018200) | - | | - |
| Shares released 25 March 2004 | 7 600 | | 7 600 | (7 600) | - | 0 007600 | - | 0 007600 | (0 007600) | - | | - |
| Shares released | 11 800 | (11 800) | - | | - | 0 011800 | (0 011800) | - | - | - | | - |
| Share schedule adjusted | 800 | (800) | . | | - | 0 000800 | (0 000800) | . | . | . | | - |
| Shares released 5 April 2004 | 6 400 | | 6 400 | (6 400) | - | 0 006400 | - | 0 006400 | (0 006400) | - | | - |
| Shares cancelled | (35 376 184) | | (35 376 184) | | (35 376 184) | (35 376184) | - | (35 376184) | - | (35 376184) | (239 338 749 623297) | (239 338 784 999481) |
| Shares released 20 April 2004 | 23 300 | | 23 300 | (23 300) | - | 0 023300 | - | 0 023300 | (0 023300) | - | | - |
| Shares released 30 April 2004 | 64 700 | | 64 700 | (64 700) | - | 0 064700 | - | 0 064700 | (0 064700) | - | | - |
| Shares cancelled | (7 371 002) | | (7 371 002) | | (7 371 002) | (7 371002) | - | (7.371002) | - | (7 371002) | (55 114 344 818998) | (55 114 352 190000) |
| Shares released 24 May 2004 | 7 000 | | 7 000 | (7 000) | - | 0 007000 | | 0 007000 | (0 007000) | - | | - |
| Shares released 28 May 2004 | 11 900 | | 11 900 | (11 900) | - | 0 011900 | - | 0 011900 | (0 011900) | - | | - |
| Shares released 04 June 2004 | 4 600 | | 4 600 | (4 600) | - | 0 004600 | - | 0 004600 | (0 004600) | - | | - |
| Shares released - incentive scheme | 10 300 | (10 300) | - | | - | 0 010300 | (0 010300) | - | - | - | | - |
| Share schedule adjusted | 47 000 | (47 000) | . | | - | 0 047000 | (0.047000) | - | - | - | | - |
| Shares released 08 July 2004 | 38 000 | | 38 000 | (38 000) | - | 0 038000 | - | 0 038000 | (0 038000) | - | | - |
| Shares released 27 July 2004 | 16 000 | | 16 000 | (16 000) | - | 0 016000 | - | 0 016000 | (0 016000) | - | | - |
| Shares released 03 August 2004 | 35 700 | | 35 700 | (35 700) | - | 0 035700 | - | 0 035700 | (0 035700) | - | | - |
| Shares released 24 August 2004 | 8 000 | | 8 000 | (8 000) | - | 0 008000 | - | 0 008000 | (0 008000) | - | | - |
| *Shares released 7 September 2004* | 50 000 | | 50 000 | (50 000) | - | 0 050000 | - | 0 050000 | (0 050000) | - | | - |
| Shares released 16 September 2004 | 766 000 | | 766 000 | (766 000) | - | 0 766000 | - | 0 766000 | (0 766000) | - | | - |
| | 626 107 625 | 9 910 200 | 636 017 825 | 68 589 250 | 704 607 075 | 626 107625 | 9 910200 | 636 017825 | 68 589250 | 704 607075 | 2 245 582 271 894430 | 2 245 582 976 501510 |
| Shares cancelled 22 September 2004 | (75 625) | | (75 625) | | (75 625) | (0 075625) | - | (0 075625) | - | (0 075625) | (606 512 424375) | (606 512 500000) |
| | 626 032 000 | 9 910 200 | 635 942 200 | 68 589 250 | 704 531 450 | 626 032000 | 9 910200 | 635 942200 | 68 589250 | 704 531450 | 2 244 975 759 470060 | 2 244 976 464 001510 |

METROPOLITAN
HOLDINGS LIMITED

**METROPOLITAN HOLDINGS LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 2000/031756/06)
JSE Share Code: MET
NSX Share Code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the Company")

## FORM OF PROXY

**For completion only by ordinary shareholders holding share certificates and ordinary shareholders who have dematerialised their Metropolitan shares and whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant ("CSDP")**

**This form of proxy is not for use by shareholders who have dematerialised their Metropolitan shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP)**

I/We

being the holder of ______ (number) shares in the Company, do hereby appoint:

1. ______ or failing him/her

2. ______ or failing him/her

3. the chairman of the general meeting,

as my/our proxy to attend, speak and vote on my/our behalf at the general meeting of shareholders to be held in the Auditorium, 7 Parc du Cap, Mispel Road, Bellville, Cape Town on Wednesday, 1 September 2004 at 11:00 and at any adjournment thereof and to vote or abstain from voting as follows on the special and ordinary resolutions to be proposed at such meeting:

| Please indicate instructions to the appointed proxy by way of an "X" in the appropriate spaces below (if no instructions are given, the proxy may vote as he/she thinks fit): | For | Against | Abstain |
|---|---|---|---|
| Special resolution number 1 - Increase of the authorised share capital of the Company and the creation of 75 842 650 variable rate cumulative convertible redeemable preference shares | | | |
| Special resolution number 2 - The amendment of the Company's articles of association | | | |
| Special resolution number 3 - Specific authority to repurchase the Company's shares for the purpose of the odd-lot offer | | | |
| Ordinary resolution number 1 - Authority for directors to issue and allot shares to implement the transaction | | | |
| Ordinary resolution number 2 - Odd-lot offer to ordinary shareholders | | | |
| Ordinary resolution number 3 - Specific authority to issue shares for the purpose of the odd-lot offer | | | |
| Ordinary resolution number 4 - General authority to make a payment to shareholders | | | |
| Ordinary resolution number 5 - Authority for directors to issue and allot shares for the Metropolitan staff share schemes | | | |
| Ordinary resolution number 6 - Authority for a director to implement aforementioned resolutions | | | |

A shareholder entitled to attend and vote at the general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead on a show of hands and on a poll. The proxy so appointed need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at ______ on this ______ day of ______ 200

Name in BLOCK LETTERS ______

Signature ______
(Initials and surname of joint holders, if any)

Address ______

**Please refer to the notes on the reverse side hereof**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

RECEIVED
2004 NOV 23 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 30/09/2004

Our Reference: 14795791
Box: **56378**
Sequence: **35**

METROPOLITAN HOLDINGS
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 14/09/2004.

The CM29 was accepted and placed on file.

The following change was effected:
Change Record
Surname = SPECKMANN
First Names = PRESTON EUGENE
Status = Active

The following change was effected:
Change Record
Surname = DOYLE
First Names = PETER RAYMOND
Status = Active

The following change was effected:
Change Record
Surname = SITHOLE
First Names = ABEL MOFFAT
Status = Active

The following change was effected:
Change Record
Surname = ZUNGU
First Names = SANDILE DONALD MUZIWENKOSI
Status = Resigned

The following change was effected:
Change Record
Surname = SEROBE
First Names = GLORIA TOMATOE
Status = Active

The following change was effected:
Change Record
Surname = BUTHELEZI
First Names = NTUTHUKOYEZWE ZUZIFA
Status = Active

The following change was effected:
Change Record
Surname = CHARNLEY
First Names = BARENDILLA
Status = Active

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

The following change was effected:
Change Record
Surname = ESTERHUYSE
First Names = WILLEM PETRUS
Status = Active

The following change was effected:
Change Record
Surname = MULLER
First Names = SYDNEY ALAN
Status = Active

The following change was effected:
Change Record
Surname = NEWBURY
First Names = JOHN ERNEST
Status = Active

The following change was effected:
Change Record
Surname = SMITH
First Names = MARTHINUS LUTHER
Status = Active

The following change was effected:
Change Record
Surname = SONN
First Names = FRANKLIN ABRAHAM
Status = Active

The following change was effected:
Change Record
Surname = VAN REENEN
First Names = JOHANNES CORNELIUS
Status = Active

The following change was effected:
Change Record
Surname = LAMPRECHT
First Names = PETER CHRISTIAANSEN
Status = Active

The following change was effected:
Change Record
Surname = GOBODO-MBOMVU
First Names = BONGIWE
Status = Active

The following change was effected:
Change Record
Surname = MOLOBI
First Names = ERIC
Status = Active

The following change was effected:
Change Record
Surname = NJEKE
First Names = MFUNDISO JOHNSON NTABANKULU
Status = Active

The following change was effected:
Change Record
Surname = SANGQU
First Names = ANDILE HESPERUS
Status = Active

Yours truly

**Registrar of Companies**

DMU

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

## Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 30, 2004 08:23
## Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial year end | December |
| Main Business/Main Object | |
| Postal address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of registered office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 30, 2004 08:23
# Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799**<br>**CAPE TOWN**<br>**8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6310025070084 | Alternating Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 66 MONKOR ROAD, RANDPARK RIDGE, RANDBURG, 2156 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| MOLOBI, ERIC | 4506055492088 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 31 GERARD STREET, OBSERVATORY, 2198 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: OLD RECTORY, 7 CHURCH STREET, BELVIDERE, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| ESTERHUYSE, WILLEM PETRUS | 3608195069007 | Director | 21/09/2001 | Postal: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600 Residential: 26 SERURIA STREET, PARADYSKLOOF, STELLENBOSCH, 7600 |
| CHARNLEY, BARENDILLA | 6005060110080 | Director | 21/09/2001 | Postal: P O BOX 9955, SANDTON, 2146 Residential: 2 CARMEL VILLAGE, GATESIDE AVENUE, DAINFERN, 2055 |
| BUTHELEZI, NTUTHUKOYEZWE ZUZIFA | 5501165177082 | Director | 21/09/2001 | Postal: P O BOX 3627, RIVONIA, 2128 Residential: 7 SAVANNAH,KINGSWOOD CRESCENT, RIVER CLUB, SANDTON, 2196 |
| SEROBE, GLORIA TOMATOE | 5909200721089 | Director | 21/09/2001 | Postal: POSTNET SUITE 169, PRIVATE BAG X 2600, HOUGHTON, 2041 Residential: 56 DENOON DRIVE, ATHOLL, SANDTON, 2196 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 14 VILLA DE VIA, VREDEKLOOF, BRACKENFELL, 7560 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 42 PORTERVILLE ROAD, WELGELEGEN, 7500 |

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 14 October 2004 02:45 PM
**To:** Lotz, Michelle; Oosthuizen (Investor Relations) Nico L; Snow, Sue; Brown, Marcelle
**Subject:** DIRECTORS DEALINGS

2004-10-05 13:54:45
Metropolitan Holdings Ltd - Dealing in Securities by Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
Dealing in Securities by Directors
In accordance with the requirements of paragraphs 3.63 to 3.74 of the JSE Securities Exchange South Africa Listing Requirements ("Listings Requirements"), the following transaction should be noted:

| | |
|---|---|
| Director: | Prof W P Esterhuyse |
| Date of transaction: | 1 October 2004 |
| Price per share: | R8-81 |
| Amount: | 40 000 shares |
| Class of security: | Ordinary shares |
| Nature of transaction: | Purchase |
| Extent of interest: | Direct |

Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.
Cape Town
5 October 2004
Date: 05/10/2004 01:54:45 PM Produced by the JSE SENS Department

## Lotz, Michelle

**From:** Murray, Tyrrel
**Sent:** 01 November 2004 03:35 PM
**To:** DL: NAC Group Finance
**Subject:** DIRECTORS DEALINGS

2004-11-01 13:13:28
METROPOLITAN HOLDINGS LTD - DEALING IN SECURITIES BY DIRECTORS
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
DEALING IN SECURITIES BY DIRECTORS
In accordance with the requirements of paragraphs 3.63 to 3.65 of the JSE Securities Exchange South Africa Listing Requirements ("Listings Requirements"), the following transaction should be noted:
Director: Mr J E Newbury
Date of transaction: 29 October 2004
Price: R8-95
Amount: 27 000
Class: Ordinary
Nature of transaction: Purchase
Extent of interest: Indirect
Prior written approval in terms of paragraph 3.66 of the Listings Requirements has been obtained.
Cape Town
1 November 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 01/11/2004 01:13:31 PM Produced by the JSE SENS Department

update

METROPOLITAN
HOLDINGS LIMITED

# 16 November 2004

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 940-6111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*



## 3rd quarter highlights

- New business APE up 89%
- All-round growth in new business continues to surprise on the upside
- Further improvements in persistency
- Cost containment remains on track
- Investment performance receiving focussed attention

## Operational performance for the nine months ended 30 September 2004

### New business premiums

| | Third quarter 2004 Rm | Third quarter 2003 Rm | % change | Year to date 2004 Rm | Year to date 2003 Rm | % change |
|---|---|---|---|---|---|---|
| **Recurring premiums** | | | | | | |
| Retail business | ***228*** | 167 | 37 | ***579*** | 430 | 35 |
| Corporate business | ***177*** | 49 | 261 | ***347*** | 143 | 143 |
| International business | ***49*** | 25 | 96 | ***93*** | 72 | 29 |
| Individual life | *32* | 24 | 33 | *74* | 69 | 7 |
| Employee benefits | *17* | 1 | | *19* | 3 | |
| | ***454*** | 241 | 88 | ***1 019*** | 645 | 58 |
| **Single premiums** | | | | | | |
| Retail business | ***412*** | 179 | 130 | ***947*** | 622 | 52 |
| Corporate business | ***185*** | 155 | 19 | ***588*** | 370 | 59 |
| International business | ***48*** | 5 | | ***87*** | 16 | |
| | ***645*** | 339 | 90 | ***1 622*** | 1 008 | 61 |
| Annual premium equivalent (APE) | ***519*** | 275 | 89 | ***1 181*** | 746 | 58 |

### Comments

- These are provisional figures only, ie they are subject to adjustment at the year-end valuation.
- The basis on which the figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures.) It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures shown above are all net of outside shareholders' interests.
- Metropolitan Botswana was 75% and Metropolitan Namibia 78.7% owned throughout the period.

## Retail

- Retail continued to deliver good all-round growth compared to the third quarter of 2003, with recurring premium new business up 37% and single premium business 130% higher.
- Direct writers maintained their excellent performance, growing both volume of new business and average premium size.
- Metropolitan Odyssey sustained its strong showing in the recurring premium market, reflecting increased penetration of the upper emergent market.
- Metropolitan Odyssey grew its single premium business even more substantially, but it should be noted that this business, while profitable for the group, is sold at below our average margins.
- The direct mail distribution channel is recovering steadily, and new business production was up quarter on quarter.
- Group schemes were not operating at full capacity as the benefits of their recent restructuring have not begun flowing through as yet.
- 40% of new policies were sold in the aspirant (<R4 000pm) and 45% in the lower emergent (<R8 000pm) market, further confirming the market positioning of retail.
- Maturity claims were significantly higher than in the same period in 2003 as five and ten year endowments continued to mature.
- There was an increase in individual life policy surrenders.
- Overall persistency continued to improve, with lapses at inception dropping below 14%, the lowest level since before the Persal issue; the improved persistency of debit order business was particularly pleasing.
- Retail remains on track to achieve the challenging 12.5% new business profit margin target set for 2004, with recurring premium business as always the main driver.

## Corporate

- Corporate recorded a surge of 261% in new recurring premium business, once again compared to the third quarter of 2003.
- A risk-only scheme, worth R240 million in annual recurring premium income, was the main contributor to this growth; the scheme has been 50% reinsured.
- At 19% the increase in single premium business was pleasing, particularly under difficult market conditions.
- Genuine broad-based empowerment is playing an increasingly important role in securing new employee benefits business in view of the growing number of companies claiming empowerment credentials.
- Recurring premium prospects look good but the single premium outlook remains depressed.
- There was a further increase in terminations driven by individual member investment choice.
- Abel Sithole, head of corporate business, was adjudged the top employee benefits practitioner of the year by the Association of Black Securities and Investment Professionals at their annual awards evening in October 2004.

## International

- Overall, there was good growth in both individual life and employee benefits recurring premium new business.
- The percentage increases are inflated because not all of Metropolitan Lesotho's new business was reflected under international in 2003.
- Metropolitan Lesotho recorded strong recurring premium income growth in 2004.
- Recurring premium new business in Metropolitan Botswana, however, slowed down significantly while Metropolitan Namibia's growth was flat.
- Single premium business increased significantly quarter on quarter, with Metropolitan Botswana and Metropolitan Lesotho recording particularly strong performances; the launch of a new immediate annuity was largely responsible for the former's success.
- Metropolitan Namibia recently concluded negotiations to acquire 100% of Channel Life Namibia; outstanding approvals are due by 3 December 2004; the combined entity is expected to be the biggest writer of new business in that country, outstripping its larger rivals.
- Metropolitan Botswana has launched a concerted drive to enhance its client service levels, with particular emphasis on the administrative back-up that is provided locally.
- The transfer of the bulk of the Lesotho business currently on the books of Metropolitan Life will be implemented as soon as the necessary approvals have been obtained, and should have been completed by the end of the year provided all goes according to plan.

- The mortality experience of both Metropolitan Namibia and Metropolitan Lesotho has shown an improvement during the quarter.

## Health

- MHG has been awarded the contract to provide administration services and QUALSA, our health risk management sudsidiary, managed care services to POLMED with effect from 1 January 2005. POLMED is the medical aid scheme of the SA Police Services and is the largest restricted medical aid scheme in South Africa with a membership of some 126 000 principal members. As part of this contract, MHG will establish a full office infrastructure in Pretoria, including a walk-in customer service centre for POLMED members. MHG now has a client base across the public sector, public enterprises and the private sector in South Africa.
- The MHG Kenyan operation has not performed as well as anticipated and the long-term outlook for this business is under review.
- All other client schemes are operating successfully.

## Investment markets

- The South African equity markets have improved since the end of June; this will have a positive impact on group results for the full financial year.
- It would appear that financial services companies are being seen in a more favourable light.
- The gap between the investment performance of Metropolitan Asset Managers and that of its competitors has narrowed in the most recent short-term ratings.

## CU amalgamation

- Approval of the CU amalgamation proposals, as published in a SENS announcement on 30 August 2004, was granted by the Financial Services Board on 9 November 2004.
- We estimate that the group embedded value will be some R140 million higher as a direct result of the amalgamation of the ring-fenced 90:10 fund. Shareholders are, however, reminded that R40 million of this amount has already been recognised in the disclosed group embedded value.
- The group has also gained via operational benefits resulting from further integration of the ex CU Life policies with Metropolitan Life as well as from a less conservative approach to valuing the 90:10 fund. This has resulted in an additional estimated group embedded value increase of R100 million.
- The effective date of the amalgamation is 1 January 2004.

## Costs

- Cost containment initiatives remain on track, with the target of 0% growth still attainable in spite of the exceptionally strong new business growth.

## Business partnership with Kagiso

- The purchase price of R540 million was received and the 76 million shares were issued on 1 October.
- The KTI appointed directors are already making a meaningful contribution to board deliberations.

## Prospects

- New business production in the fourth quarter of 2003 was unusually good and it is unlikely that the same rate of growth will be achieved in the fourth quarter of 2004, or that the exceptional increase in year-to-date production will be maintained.
- The economic environment in which the group operates, namely the lower end of the market, is still experiencing growth in disposable income.
- We remain optimistic that the strategies we have adopted and are implementing on an ongoing basis will continue to pay dividends, leading to overall improvements in group profitability and growth.

*end*

**METROPOLITAN**
HOLDINGS LIMITED



17 November 2004

**Securities and Exchange Commission**
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam

**Metropolitan Holdings Limited**
Rule 12g3-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

**Application for listing: Metropolitan Holdings Ltd Staff Share Purchase Scheme**

Due to the volume of documentation submitted to the JSE Securities Exchange South Africa and the Namibian Stock Exchange, the application dates, date on which listing was granted and number of shares have been listed and the approval letters from the abovementioned exchanges attached.

| Application date | Date of listing granted | Number of shares |
|---|---|---|
| 8 January 2004 | 20 January 2004 | 41 000 |
| 4 February 2004 | 17 February 2004 | 35 000 |
| 20 February 2004 | 24 February 2004 | 29 000 |
| 1 March 2004 | 8 March 2004 | 202 100 |
| 25 March 2004 | 31 March 2004 | 7 600 |
| 5 April 2004 | 15 April 2004 | 6 400 |
| 20 April 2004 | 22 April 2004 | 23 300 |
| 30 April 2004 | 5 May 2004 | 64 700 |
| 24 May 2004 | 31 May 2004 | 7 000 |
| 26 May 2004 | 26 May 2004 | 11 900 |
| 4 June 2004 | 11 June 2004 | 4 600 |
| 8 July 2004 | 20 July 2004 | 38 000 |
| 17 July 2004 | 2 August 2004 | 16 000 |
| 3 August 2004 | 5 August 2004 | 35 700 |
| 24 August 2004 | 27 August 2004 | 8 000 |
| 7 September 2004 | 13 September 2004 | 50 000 |
| 16 September 2004 | 21 September 2004 | 766 000 |

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535. TEL (021) 940-5911. FAX (021) 940-5730, WEBSITE www.metropolitan.co.za

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

RECEIVED
2004 NOV 23 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

22 October 2004
REF: MR/jvdm/12656

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 20 October 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 25 October 2004 in respect of 292 100 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R636-70 divided into 636 704 911 ordinary shares of 0,0001 cent each.

A balance of R9 863 819 428-79 has been brought forward from your previous application dated 8 October 2004. The issue price of the shares which are the subject of this application is R2 062 070-00 which leaves a balance of R9 861 757 358-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za



13 October 2004
REF: MR/tm/12565

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 8 October 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 14 October 2004 in respect of 453 100 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R636-41 divided into 636 412 811 ordinary shares of 0,0001 cent each.

A balance of R9 867 319 471-79 has been brought forward from your previous application dated 23 September 2004. The issue price of the shares which are the subject of this application is R3 500 043-00 which leaves a balance of R9 863 819 428-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Bellville 7530
Republic of South Africa



2 November 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing applications dated 23 September and 8 October 2004 refer.

The application for the listing of 15 000 and 453 100 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 636 412 811 ordinary shares of 1 cent each.

Yours faithfully.

..............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia, Tel. (+264 61) 227647, Fax (+264 61) 248531*
*Email: info@nsx.com.na Web: http://www.nsx.com.na.*

| Date | Number of Shares | Average Price | Capital Raised | Total Shares | Remark | Listing Fee | Invoice Number | | Cumulative fee |
|---|---|---|---|---|---|---|---|---|---|
| 01-Mar-04 | 202,100 | 6.78 | 1,369,713.00 | 677,707,611 | share incentive scheme | 800.00 | | | 800.00 |
| 17-Mar-04 | 18,200 | 7.00 | 127,400.00 | 677,725,811 | share incentive scheme | 100.00 | | | 900.00 |
| 25-Mar-04 | 7,600 | 7.00 | 53,200.00 | 677,733,411 | share incentive scheme | - | | | 900.00 |
| 05-Apr-04 | 6,400 | 6.53 | 41,792.00 | 677,739,811 | share incentive scheme | - | | | 900.00 |
| 06-Apr-04 | -35,376,184 | | | 642,363,627 | delisting | - | | | 900.00 |
| 20-Apr-04 | 23,300 | 6.60 | 153,700.00 | 642,386,927 | share incentive scheme | 100.00 | | | 1,000.00 |
| 30-Apr-04 | 64,700 | 6.53 | 422,491.00 | 642,451,627 | share incentive scheme | 300.00 | | | 1,300.00 |
| | -7,371,002 | | | 635,080,625 | | - | | | |
| 24-May-04 | 7,000 | 7.00 | 49,000.00 | 635,087,625 | share incentive scheme | - | | | 1,300.00 |
| 26-May-04 | 11,900 | 6.92 | 82,360.00 | 635,099,525 | share incentive scheme | - | | | 1,300.00 |
| 04-Jun-04 | 4,600 | 6.53 | 30,038.00 | 635,104,125 | share incentive scheme | - | | | 1,300.00 |
| 08-Jul-04 | 38,000 | 6.53 | 248,140.00 | 635,142,125 | share incentive scheme | 100.00 | | | 1,400.00 |
| 27-Jul-04 | 16,000 | 6.53 | 104,480.00 | 635,158,125 | share incentive scheme | 100.00 | | | 1,500.00 |
| 3-Aug-04 | 35,700 | 6.53 | 233,121.00 | 635,193,825 | share incentive scheme | 100.00 | | | 1,600.00 |
| 24-Aug-04 | 8,000 | 6.53 | 52,240.00 | 635,201,825 | share incentive scheme | - | | | 1,600.00 |
| 7-Sep-04 | 50,000 | 7.33 | 366,500.00 | 635,251,825 | share incentive scheme | 200.00 | | | 1,800.00 |
| 16-Sep-04 | 766,000 | 7.60 | 5,819,265.00 | 636,017,825 | share incentive scheme | 3,500.00 | | | 5,300.00 |
| 20-Sep-04 | -73,114 | | | 635,944,711 | delisting | - | | | |
| 23-Sep-04 | 15,000 | 7.27 | 109,050.00 | 635,959,711 | share incentive scheme | 100.00 | | | 5,400.00 |
| 08-Oct-04 | 453,100 | 7.72 | 3,500,043.00 | 636,412,811 | share incentive scheme | 2,100.00 | | | 7,500.00 |

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square.
Gwen Lane. Sandown.
Private Bag X991174.
Sandton. 2146. South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za



1 October 2004
REF: JVDM/jvdm/12457

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 23 September 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 4 October 2004 in respect of 15 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-96 divided into 635 957 200 ordinary shares of 0,0001 cent each.

A balance of R9 867 428 521-79 has been brought forward from your previous application dated 16 September 2004. The issue price of the shares which are the subject of this application is R109 050-00 which leaves a balance of R9 867 319 471-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

17 September 2004
REF: MR/jvdm/12333

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 16 September 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 21 September 2004 in respect of 766 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R636-02 divided into 636 017 825 ordinary shares of 0,0001 cent each.

A balance of R9 873 217 786-79 has been brought forward from your previous application dated 7 September 2004. The issue price of the shares which are the subject of this application is R5 789 265-00 which leaves a balance of R9 867 428 521-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

18 October 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing applications dated 16 September 2004 refer.

The application for the listing of 766 000 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 636 017 825 ordinary shares of 1 cent each.

Yours faithfully.

..............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia, Tel. (+264 61) 227647, Fax (+264 61) 248531*
*Email: info@nsx.com.na Web: http://www.nsx.com.na.*

| Date | Number of Shares | Average Price | Capital Raised | Total Shares | Remark | Listing Fee | Invoice Number | | Cumulative fee |
|---|---|---|---|---|---|---|---|---|---|
| | | Fee for the year ending 28/2/2004 | | | | | 2543 | | 8,750.54 |
| 01-Mar-04 | 202,100 | 6.78 | 1,369,713.00 | 677,707,611 | share incentive scheme | 800.00 | | | 800.00 |
| 17-Mar-04 | 18,200 | 7.00 | 127,400.00 | 677,725,811 | share incentive scheme | 100.00 | | | 900.00 |
| 25-Mar-04 | 7,600 | 7.00 | 53,200.00 | 677,733,411 | share incentive scheme | - | | | 900.00 |
| 05-Apr-04 | 6,400 | 6.53 | 41,792.00 | 677,739,811 | share incentive scheme | - | | | 900.00 |
| 06-Apr-04 | -35,376,184 | | | 642,363,627 | delisting | - | | | 900.00 |
| 20-Apr-04 | 23,300 | 6.60 | 153,700.00 | 642,386,927 | share incentive scheme | 100.00 | | | 1,000.00 |
| 30-Apr-04 | 64,700 | 6.53 | 422,491.00 | 642,451,627 | share incentive scheme | 300.00 | | | 1,300.00 |
| | -7,371,002 | | | 635,080,625 | | - | | | |
| 24-May-04 | 7,000 | 7.00 | 49,000.00 | 635,087,625 | share incentive scheme | - | | | 1,300.00 |
| 26-May-04 | 11,900 | 6.92 | 82,360.00 | 635,099,525 | share incentive scheme | - | | | 1,300.00 |
| 04-Jun-04 | 4,600 | 6.53 | 30,038.00 | 635,104,125 | share incentive scheme | - | | | 1,300.00 |
| 08-Jul-04 | 38,000 | 6.53 | 248,140.00 | 635,142,125 | share incentive scheme | 100.00 | | | 1,400.00 |
| 27-Jul-04 | 16,000 | 6.53 | 104,480.00 | 635,158,125 | share incentive scheme | 100.00 | | | 1,500.00 |
| 3-Aug-04 | 35,700 | 6.53 | 233,121.00 | 635,193,825 | share incentive scheme | 100.00 | | | 1,600.00 |
| 24-Aug-04 | 8,000 | 6.53 | 52,240.00 | 635,201,825 | share incentive scheme | - | | | 1,600.00 |
| 7-Sep-04 | 50,000 | 7.33 | 366,500.00 | 635,251,825 | share incentive scheme | 200.00 | | | 1,800.00 |
| 16-Sep-04 | 766,000 | 7.56 | 5,789,265.00 | 636,017,825 | share incentive scheme | 3,500.00 | | | 5,300.00 |

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 September 2004
REF: MR/tm/12233

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 7 September 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 13 September 2004 in respect of 50 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-25 divided into 635 251 825 ordinary shares of 0,0001 cent each.

A balance of R9 873 584 286-79 has been brought forward from your previous application dated 24 August 2004. The issue price of the shares which are the subject of this application is R366 500-00 which leaves a balance of R9 873 217 786-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

RECEIVED
2004 NOV 23 P 12: 09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

22 September 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing applications dated 24 August and 7 September 2004 refer.

The application for the listing of 8 000 and 50 000 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 635 251 825 ordinary shares of 1 cent each.

Yours faithfully.

..................................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia, Tel. (+264 61) 227647, Fax (+264 61) 248531*
*Email: info@nsx.com.na Web: http://www.nsx.com.na.*

| Date | Number of Shares | Average Price | Capital Raised | Total Shares | Remark | Listing Fee | Invoice Number | | Cumulative fee |
|---|---|---|---|---|---|---|---|---|---|
| | | Fee for the year ending 28/2/2004 | | | | | 2543 | | 8,750.54 |
| 01-Mar-04 | 202,100 | 6.78 | 1,369,713.00 | 677,707,611 | share incentive scheme | 800.00 | | | 800.00 |
| 17-Mar-04 | 18,200 | 7.00 | 127,400.00 | 677,725,811 | share incentive scheme | 100.00 | | | 900.00 |
| 25-Mar-04 | 7,600 | 7.00 | 53,200.00 | 677,733,411 | share incentive scheme | - | | | 900.00 |
| 05-Apr-04 | 6,400 | 6.53 | 41,792.00 | 677,739,811 | share incentive scheme | - | | | 900.00 |
| 06-Apr-04 | -35,376,184 | | | 642,363,627 | delisting | - | | | 900.00 |
| 20-Apr-04 | 23,300 | 6.60 | 153,700.00 | 642,386,927 | share incentive scheme | 100.00 | | | 1,000.00 |
| 30-Apr-04 | 64,700 | 6.53 | 422,491.00 | 642,451,627 | share incentive scheme | 300.00 | | | 1,300.00 |
| | -7,371,002 | | | 635,080,625 | | - | | | |
| 24-May-04 | 7,000 | 7.00 | 49,000.00 | 635,087,625 | share incentive scheme | - | | | 1,300.00 |
| 26-May-04 | 11,900 | 6.92 | 82,360.00 | 635,099,525 | share incentive scheme | - | | | 1,300.00 |
| 04-Jun-04 | 4,600 | 6.53 | 30,038.00 | 635,104,125 | share incentive scheme | - | | | 1,300.00 |
| 08-Jul-04 | 38,000 | 6.53 | 248,140.00 | 635,142,125 | share incentive scheme | 100.00 | | | 1,400.00 |
| 27-Jul-04 | 16,000 | 6.53 | 104,480.00 | 635,158,125 | share incentive scheme | 100.00 | | | 1,500.00 |
| 3-Aug-04 | 35,700 | 6.53 | 233,121.00 | 635,193,825 | share incentive scheme | 100.00 | | | 1,600.00 |
| 24-Aug-04 | 8,000 | 6.53 | 52,240.00 | 635,201,825 | share incentive scheme | - | | | 1,600.00 |
| 7-Sep-04 | 50,000 | 7.33 | 366,500.00 | 635,251,825 | share incentive scheme | 200.00 | | | 1,800.00 |

RECEIVED
2004 NOV 23 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square.
Gwen Lane. Sandown.
Private Bag X991174,
Sandton. 2146. South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 August 2004
REF: MR/tm/12135

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 24 August 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 27 August 2004 in respect of 8 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-20 divided into 635 201 825 ordinary shares of 0,0001 cent each.

A balance of R9 873 636 526-79 has been brought forward from your previous application dated 3 August 2004. The issue price of the shares which are the subject of this application is R52 240-00 which leaves a balance of R9 873 584 286-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

RECEIVED

2004 NOV 23 P 12:00

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

4 August 2004
REF: MR/jvdm/11993

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 3 August 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 5 August 2004 in respect of 35 700 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-19 divided into 635 193 825 ordinary shares of 0,0001 cent each.

A balance of R9 873 869 647-79 has been brought forward from your previous application dated 17 July 2004. The issue price of the shares which are the subject of this application is R233 121-00 which leaves a balance of R9 873 636 526-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

RECEIVED
2004 NOV 23 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

24 May 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing applications dated 8 July,27 July and 3 August 2004 refer.

The application for the listing of 38 000, 16 000 and 35 700 ordinary shares respectively in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$1 000 000 000 and the listed ordinary share capital is now 635 193 825 ordinary shares of 1 cent each.

Yours faithfully.

..............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia, Tel. (+264 61) 227647, Fax (+264 61) 248531*
*Email: info@nsx.com.na Web: http://www.nsx.com.na.*

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square.
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 July 2004
REF: MR/jvdm/11967

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE SCHEME**

Your application for listing dated 17 July 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 2 August 2004 in respect of 16 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-16 divided into 635 158 125 ordinary shares of 0,0001 cent each.

A balance of R9 873 974 127-79 has been brought forward from your previous application dated 8 July 2004. The issue price of the shares which are the subject of this application is R104 480-00 which leaves a balance of R9 873 869 647-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146. South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 July 2004
REF: MR/tm/11903

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE SCHEME**

Your application for listing dated 8 July 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 20 July 2004 in respect of 38 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-14 divided into 635 142 125 ordinary shares of 0,0001 cent each.

A balance of R9 874 222 267-79 has been brought forward from your previous application dated 4 June 2004. The issue price of the shares which are the subject of this application is R248 140-00 which leaves a balance of R9 873 974 127-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Pat Egan**

RECEIVED

2004 NOV 23 P 12: 00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square.
Gwen Lane. Sandown.
Private Bag X991174.
Sandton. 2146. South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 June 2004
REF: MR/tm/11636

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE SCHEME**

Your application for listing dated 4 June 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 11 June 2004 in respect of 4 600 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-10 divided into 635 104 125 ordinary shares of 0,0001 cent each.

A balance of R9 874 252 305-79 has been brought forward from your previous application dated 26 May 2004. The issue price of the shares which are the subject of this application is R30 038-00 which leaves a balance of R9 874 222 267-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

29 June 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing application dated the 10th of June 2004 refers.

The application for the listing of 4 600 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 635 104 125 ordinary shares of 1 cent each.

Yours faithfully.

...............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

3 June 2004
REF: MR/jvdm/11560

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE SCHEME**

Your application for listing dated 26 May 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 26 May 2004 in respect of 11 900 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-10 divided into 635 099 525 ordinary shares of 0,0001 cent each.

A balance of R9 874 334 665-79 has been brought forward from your previous application dated 24 May 2004. The issue price of the shares which are the subject of this application is R82 360-00 which leaves a balance of R9 874 252 305-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

Mr T Murray
Metropolitan Holdings Limited
PO Box 2212
Bellville,7530
Republic of South Africa

21 June 2004

Dear Sir/Madam

**Application for listing :Metropolitan Staff Share Purchase Scheme**

Your listing applications dated 24 May and 26 May 2004 refer.

The application for the listing of 7 000 and 11 900 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1000 000 000.00 and the listed ordinary share capital is now 635 099 525 ordinary shares of 0.0001 cents each.

The listings fee for these applications is gratis.

Yours faithfully.

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane. Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 May 2004
REF: MR/tm/11489

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE SCHEME**

Your application for listing dated 24 May 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 31 May 2004 in respect of 7 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R635-08 divided into 635 087 625 ordinary shares of 0,0001 cent each.

A balance of R9 874 383 665-79 has been brought forward from your previous application dated 30 April 2004. The issue price of the shares which are the subject of this application is R49 000-00 which leaves a balance of R9 874 334 665-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square.
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

4 May 2004
REF: MR/jvdm/11323

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 30 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 5 May 2004 in respect of 64 700 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R642-45 divided into 642 451 627 ordinary shares of 0,0001 cent each.

A balance of R9 874 806 156-79 has been brought forward from your previous application dated 20 April 2004. The issue price of the shares which are the subject of this application is R422 491-00 which leaves a balance of R9 874 383 665-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

G Gobodo-Mbomvu
Metropolitan Holdings Limited
PO Box 2212
Bellville 7535
Republic of South Africa

28 May 2004

Dear Sir/Madam

**Application for listing: Metropolitan Holdings Ltd: Share Staff Purchase Scheme**

Your listing application dated 30 April 2004 refers.

The application for the listing of 64 700 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 642 451 627 ordinary shares of 1 cent each.

Yours faithfully.

..................................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

21 April 2004
REF: ADB/jvdm/11248

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 20 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 22 April 2004 in respect of 23 300 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R642-39 divided into 642 386 927 ordinary shares of 0,0001 cent each.

A balance of R9 874 959 856-79 has been brought forward from your previous application dated 5 April 2004. The issue price of the shares which are the subject of this application is R153 700-00 which leaves a balance of R9 874 806 156-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

24 May 2004

Dear Sir/Madam

**Application for listing: Metropolitän Staff Share Purchase Trust**

Your listing application dated the 20th of April 2004 refers.

The application for the listing of 23 300 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 642 386 927 ordinary shares of 1 cent each.

Yours faithfully.

..............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

RECEIVED
2004 NOV 23 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2004
REF: MR/tm/11204

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 5 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 15 April 2004 in respect of 6 400 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-73 divided into 677 739 811 ordinary shares of 0,0001 cent each.

A balance of R9 875 001 648-79 has been brought forward from your previous application dated 25 March 2004. The issue price of the shares which are the subject of this application is R41 792-00 which leaves a balance of R9 874 959 856-79 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

B. Goboda-Mbomvu
Metropolitan
PO Box 2212
Belville 7530
Republic of South Africa

24 May 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Trust**

Your listing application dated the 5th of April 2004 refers.

The application for the listing of 6 400 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 677 739 811 ordinary shares of 1 cent each.

Yours faithfully.

Margot-Antoinette Gebhardt
Listings Department.

P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531
e-mail: info@nsx.com.na Web: http://www.nsx.com.na

NSX

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 March 2004
REF: MR/tm/11080

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 25 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 31 March 2004 in respect of 7 600 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-73 divided into 677 733 411 ordinary shares of 0,0001 cent each.

A balance of R9 875 054 848-79 has been brought forward from your previous application dated 17 March 2004. The issue price of the shares which are the subject of this application is R53 200-00 which leaves a balance of R9 875 001 648-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

Mr T Murray
Metropolitan Holdings Limited
PO Box 2212
Bellville, 7530
Republic of South Africa



7 May 2004

Dear Sir/Madam

**Application for listing: Metropolitan Staff Share Purchase Scheme**

Your listing applications dated 17 March and 25 March 2004 refer.

The application for the listing of 18 200 and 7 600 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1 000 000 000 and the listed ordinary share capital is now 677 733 411 ordinary shares of 0.0001 cents each.

Yours faithfully.

..............................................

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

NSX

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 March 2004
REF: MR/tm/10908

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 1 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 8 March 2004 in respect of 202 100 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-70 divided into 677 707 611 ordinary shares of 0,0001 cent each.

A balance of R9 876 551 961-79 has been brought forward from your previous application dated 20 February 2004. The issue price of the shares which are the subject of this application is R1 369 713-00 which leaves a balance of R9 875 182 248-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

7 April 2004

Mr T Murray
Metropolitan Holdings Limited
PO Box 2212
Bellville,7530
Republic of South Africa

Dear Sir

**Application for additional listing of 202 100 shares in terms of share options scheme.**

Your listing application dated 1st of April 2004 refers.

The application for the listing of 202 100 ordinary in terms of the company's share incentive scheme has been approved and processed.

The NSX ,in respect of share incentive and share option schemes, automatically grants a block listing (being an application for a total monetary value of securities to be listed in future) for securities issued in terms of these schemes. The listing fee will bee calculated in accordance with the sliding scale detailed in paragraph 17.1 (a) of the listings requirements.

However, the maximum fee payable in terms of the NSX Block listings scheme is N$ 30 000.00.

This is payable when the annual accumulated fee reaches N$ 30 000 or at the end of February of the following year, whichever event occurs first.

After processing the application our records reflect the authorised share capital of your company as N$ 1 000 000 000.00 and the listed ordinary share ca[ital is N$ 677 707 611 divided into 677.71 ordinary shares of 0.0001 cents each.

If you have any queries regarding the above, please do not hesitate to contact writer hereof on telephone number (+26461) 227647 or (+264811 288 470)
Yours faithfully.

.........................................

**Margot-Antoinette Gebhardt**
**Listings Department.**



NSX

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane. Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

23 February 2004
REF: ADB/jvdm/10812

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 20 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 24 February 2004 in respect of 29 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-50 divided into 677 505 511 ordinary shares of 0,0001 cent each.

A balance of R9 876 738 531-79 has been brought forward from your previous application dated 4 February 2004. The issue price of the shares which are the subject of this application is R186 570-00 which leaves a balance of R9 876 551 961-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

Mr T Murray
Metropolitan Holdings Limited
PO Box 2212
Bellville,7530
Republic of South Africa

10 March 2004

Dear Sir/Madam

**Application for listing :Metropolitan Staff Share Purchase Scheme**

Your listing application dated 20 February 2004 refers.

The application for the listing of 29 000 ordinary shares in terms of your share incentive/option scheme has been approved and processed.

Our records now reflect the authorised share capital of your company as N$ 1000 000 000.00 and the listed ordinary share capital is now N$ 677 505 511 divided into 677 51 ordinary shares of 0.0001 cents each.

The listings fee for this application is N$ 300.00 and shall be debited to your Block Listing Scheme 2003-2004. We are currently in the process of ascertaining your block listing fees and shall revert as soon as possible.

Yours faithfully.

Margot-Antoinette Gebhardt

**Margot-Antoinette Gebhardt**
**Listings Department.**

P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531
e-mail: info@nsx.com.na Web: http://www.nsx.com.na

NSX

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

16 February 2004
REF: MR/tm/10744

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

**ADDITIONAL SHARES: SHARE PURCHASE TRUST**

Your application for listing dated 4 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 17 February 2004 in respect of 35 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-47 divided into 677 476 511 ordinary shares of 0,0001 cent each.

A balance of R9 876 960 081-79 has been brought forward from your previous application dated 8 January 2004. The issue price of the shares which are the subject of this application is R221 550-00 which leaves a balance of R9 876 738 531-79 to your credit for any future applications.

Yours faithfully

**D.M. DOEL : GENERAL MANAGER**
**LISTINGS DIVISION**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

**FAX** TO: Tyrell Murray
COMPANY: Metropolitan PAGE: 1 OF: 2
FAX NO +2721 946 5730 DATE: 29/02/04
FROM: Margot Antoinette
COMPANY NSX PHONE NO 061 - 227647
FAX NO: 248531

29 February 2004

Company Secretary
Metropolitan Holdings limited
PO Box 2212
Bellville,7535
RSA

Dear Sir / Madam

Re : Application for Listing: Metropolitan Staff Share Purchase Scheme

Your listing application received by us on 27 February 2004 dated 4 February 2004 has reference.

Please be advised that the application for 35 000 ordinary shares in terms of the groups staff share purchase scheme has been approved and processed.

Our records now reflect the authorised ordinary share capital of your company as N$1000.00 and the listed ordinary share capital as N$677.476.511 divided into N$677.48 ordinary shares of 0.0001 cents each.

The listing fee for this application is N$300 which shall be added to your NSX block listing fees.

We regret we are unable to inform as to where your block listing scheme stands due to an admin oversight we are in the process of finalising the calculations and will revert to you forthwith

Yours faithfully

**Margot-Antoinette Gebhardt**
**Listings Department.**

*P.O Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531*
*e-mail: info@nsx.com.na Web: http://www.nsx.com.na*

NSX

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 January 2004
REF: MR/mr/10570

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir

ADDITIONAL SHARES: STAFF SHARE PURCHASE SCHEME

Your application for listing dated 8 January 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 20 January 2004 in respect of 41 000 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R677-44 divided into 677 441 511 ordinary shares of 0,0001 cent each.

A balance of R9 877 099 981-79 has been brought forward from your previous application dated 10 November 2003. The issue price of the shares which are the subject of this application is R139 900-00 which leaves a balance of R9 876 960 081-79 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**

# NAMIBIAN STOCK EXCHANGE

11 February 2004

Company Secretary
Metropolitan Holdings limited
PO Box 2212
Bellville,7535
RSA

Dear Madam

Re: Additional Listing Application:

Your listing application received by us on 11 February 2004 dated 8 January 2004 has reference.

Please be advised that the application for 41 000 ordinary shares in terms of the groups staff share purchase scheme has been approved and processed. We have notified the JSE to update our records accordingly.

Our records now reflect the authorised ordinary share capital of your company as N$1000.00 and the listed ordinary share capital as N$677.441.511divided into N$677.44 ordinary shares of 0.0001 cents each.

The listing fee for this application is N$300 which shall be added to your NSX block listing fees.

We regret we are unable to inform as to where your block listing scheme stands due to an admin oversight we are in the process of finalising the calculations and will revert to you forthwith

Yours faithfully

**Margot-Antoinette Gebhardt**
**Listings Department.**

P.O. Box 2401, Windhoek, Namibia • Tel. (+264 61) 227647, Fax (+264 61) 248531
e-mail: info@nsx.com.na Web: http://www.nsx.com.na

NSX